As filed with the Securities and Exchange Commission on May 24, 2019.

Registration No. 333-231381

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mohawk Group Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7374	83-1739858
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yaniv Sarig

Chief Executive Officer

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(347) 676-1681

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey T. Hartlin, Esq.	Joseph A. Risico	Steven D. Pidgeon, Esq.
Samantha H. Eldredge, Esq.	General Counsel	DLA Piper LLP (US)
Paul Hastings LLP	Mohawk Group Holdings, Inc.	2525 E. Camelback Road, Suite 1000
1117 S. California Avenue	37 East 18th Street, 7th Floor	Phoenix, Arizona 85016
Palo Alto, California 94304	New York, NY 10003	(480) 606-5124
(650) 320-1800	(347) 676-1681

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $0.0001 par value per share	3,833,333	$16.00	$61,333,328.00	$7,433.60

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $6,969 in connection with the initial filing of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 24, 2019

Prospectus

3,333,333 Shares

Mohawk Group Holdings, Inc.

Common Stock

$         per share

This is an initial public offering of shares of common stock of Mohawk Group Holdings, Inc., a Delaware corporation.

Prior to this offering, there has been no public market for our common stock. We are offering 3,333,333 shares of common stock.

The estimated initial public offering price will be between $14.00 and $16.00 per share.

We have applied to have our shares of common stock listed on the Nasdaq Capital Market under the symbol “MWK”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings with the Securities and Exchange Commission.

Investing in our common stock involves substantial risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 18 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)
Proceeds to us, before expenses

(1)

Does not include a non-accountable expense allowance equal to 0.85% of the gross proceeds of the offering payable to the underwriters. In addition, we will reimburse the underwriters for certain other expenses and will issue to each of the underwriters warrants to purchase, in aggregate, up to 47,917 shares of our common stock, which equates to 1.25% of the number of shares of our common stock to be issued and sold in this offering, assuming the underwriters’ option to purchase additional shares from us is exercised in full. See the section of this prospectus entitled “Underwriting” for additional disclosure regarding underwriting discounts, commissions and expenses.

We have granted the underwriters an option to purchase additional shares from us. Under this option, the underwriters may elect to purchase a maximum of 500,000 additional shares within 30 days following the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2019.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Roth Capital Partners	A.G.P.

Co-Manager

National Securities Corporation

The date of this prospectus is                , 2019.

You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have materially changed since those dates.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on various sources, including independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain information in this prospectus is derived from independent industry publications and publicly available reports. We believe the data contained in these reports to be reliable as of the date of this prospectus, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified the market and industry data obtained from these third-party sources. Our internal data and estimates are based upon information obtained from trade and business organizations, other contacts in the markets in which we operate and our management’s understanding of industry conditions. Though we believe this information to be true and accurate, such information has not been verified by any independent sources. The source of independent industry publications is provided below:

(1)	How Mobile Has Redefined the Consumer Decision Journey for Shoppers, published July 2016 through Think with Google by Google;

(2)	3 Key Shopping Micro-Moments for a Mobile World, published July 2016 through Think with Google by Google;

(3)	Worldwide Retail and e-Commerce Sales: eMarketer’s Estimates for 2016–2021, published July 18, 2017 by eMarketer;

(4)	A Tough Road to Growth: The 2015 Mid-Year Review, published 2015 by Catalina Marketing Corporation;

(5)	Sea Change for Private Label, published 2017 by Cadent Consulting Group; and

(6)	State of Amazon 2016, published 2016 by BloomReach.

NON-GAAP FINANCIAL MEASURES

We believe that our financial statements and the other financial data included in this prospectus have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States (“GAAP”).

As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense, net and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus stock-based compensation and other expense, net. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net loss, as determined under GAAP.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net loss, provides useful supplemental information for investors. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales and gross margins, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors.

We believe EBITDA and Adjusted EBITDA are useful to investors in assessing the operating performance of our business without the effect of non-cash items.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net loss, income from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures in other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items.

We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes non-cash stock-based compensation expense, which is and will remain a key element of our overall long-term incentive compensation package.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you decide whether to purchase shares of our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Mohawk,” the “Company,” “we,” “us” and “our” in this prospectus refer to Mohawk Group Holdings, Inc. and our consolidated subsidiaries, including Mohawk Group, Inc., and “this offering” refers to the offering contemplated in this prospectus.

Our Company

Mohawk is a rapidly growing technology-enabled consumer products company. Mohawk was founded on the premise that if a company selling consumer packaged goods (“CPG”) was founded today, it would apply artificial intelligence (“A.I.”) and machine learning, the synthesis of massive quantities of data and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

Since our founding in 2014, we have scaled our business in a capital-efficient manner, having raised $72.6 million of equity capital from inception through March 31, 2019. We have doubled net revenue each year since 2015, resulting in net revenue of $73.3 million in 2018, up 101.0% over 2017, with net losses of $31.8 million and $23.1 million for 2018 and 2017, respectively. For the three months ended March 31, 2019, we increased our net revenue by $3.5 million to $17.8 million from $14.3 million for the three months ended March 31, 2018, with net losses of $8.4 million and $9.2 million for the three months ended March 31, 2019 and March 31, 2018, respectively. We have launched and sold hundreds of stock-keeping units (“SKUs”) on the Amazon US marketplace and other e-commerce platforms. We have incubated and grouped four owned and operated brands: hOme, Vremi, Xtava and RIF6. These product categories include home and kitchen appliances, kitchenware, environmental appliances (i.e., dehumidifiers and air conditioners), beauty related products and, to a lesser extent, consumer electronics.

hOmeLabs Ice Maker	Vremi Kitchen Set	Xtava Infrared Hair Straightener	hOmeLabs Dehumidifier

We believe we are reinventing how to rapidly and successfully identify new product opportunities and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as AIMEE (Artificial Intelligence Mohawk e-Commerce Engine). AIMEE combines large quantities of data, A.I., machine learning and other automation algorithms, at scale, to allow rapid opportunity identification and automated online sales and marketing of consumer products.

AIMEE sources data from various e-commerce platforms, the internet and publicly available data, allowing it to estimate and determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. AIMEE is also connected, through application program interfaces (“APIs”), to multiple e-commerce platforms, allowing us to automate the purchase of marketing and automate the change of pricing of product listings on those e-commerce platforms.

We generate revenue primarily through the online sales of our various consumer products that we only sell on the internet (“digital native consumer products”) and substantially all of our sales are made through the Amazon US marketplace. AIMEE is integrated with marketplaces in the U.S., including Amazon, Walmart, Shopify and eBay, among others, and we intend to launch products in the future, managed by AIMEE, on marketplaces outside the U.S. In 2018, predominately through pilot programs, we began offering third party brands access to AIMEE through our managed software-as-a-service (“SaaS”) business and, through AIMEE, we expect to grow this revenue in the future. In 2018, revenue from our managed SaaS business was $0.5 million. For the three months ended March 31, 2019, our revenue from our managed SaaS business was $0.5 million.

See the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” for further information.

Our Platform

AIMEE, our proprietary technology platform, allows us to identify product and market opportunities and to execute and manage online marketing strategies. In addition, AIMEE’s innovative data analytics platform provides real-time inventory visibility allowing us to automate and manage the life-cycle of our consumer product portfolio.

Using data and analysis provided by AIMEE, we determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. We contract manufacturers, through purchase orders, predominately in China, for our consumer products. We have employees in China that perform sourcing, product testing, manufacturer qualification, quality assurance and control and purchasing, among other things. We take ownership and import these goods from China through various transportation methods via third party transporters. We use a combination of Amazon warehouses, other third-party warehouses and logistics partners to fulfill direct-to-consumer orders through agreements or terms of services. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across 95% of the U.S. market. Our sales, marketing and fulfillment are substantially integrated into AIMEE, which allows us to automate price, media buying, search engine optimization and shipping.

AIMEE is being developed to be product agnostic and we believe it can help us identify opportunities in most product categories and its other lifecycle capabilities can be applied to any consumer product. To date, we have focused more towards products that require limited internal research and development, where small but meaningful data-driven adjustments to the product can be leveraged to address customer needs. We aggressively market our products at launch to capture highly visible virtual shelf space. When combined with social proof for our product, we believe we can create long term revenue streams for our business that will require limited human touch as AIMEE’s functionality continues to be developed to autonomously optimize certain proprietary online marketing strategies for the product. Our large and growing data set provides the foundation for proprietary algorithms that AIMEE is being developed to execute throughout our business, including algorithms that predict and drive purchase behavior, forecast demand and optimize inventory. We believe our data-driven approach, powered by AIMEE, positions us for success in the massive and growing global e-commerce market.

AIMEE’s functionality comprised of three modules that are in various stages of development and that operate today in combination with human judgment:

Market Research. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on consumer sentiment, product trends and attributes and competitive landscape analysis, among other things.

Financial Planning & Analysis. AIMEE’s financial planning and analysis functionality performs product cash flow projections at the individual product level, provides visibility into product pipeline and compares projections against real-time results.

Automated Marketing Strategy Execution. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages at intervals of one minute to one hour, price, media buying, product listing health, search engine optimization (“SEO”) and inventory levels. AIMEE’s architecture continues to be developed to learn new skills and to execute complex tactics and strategies. We are expanding AIMEE’s capabilities to include the development of financial models to be used to execute additional automated marketing strategies.

We continue to develop AIMEE’s capabilities, including with respect to forecasting, inventory management, online marketing and other aspects, which today involve human judgment. We believe that AIMEE can be applied to other non-competing products, and have launched pilot programs for our managed SaaS business with third-party brands. While this SaaS business was not material to fiscal year 2018 revenue, we believe there is significant potential for implementation of our platform by other non-competitive companies.

Our Business Model

Mass market consumers have access to increasingly more data and select products based on their analysis of value and price as opposed to relying primarily on brand equity. In light of this, we believe that the model followed by CPG brands in the past, leveraging TV and magazine advertising campaigns to make consumers feel comfortable with their purchase through non-measurable claims of quality, will become obsolete. Thanks to the technologies powering retail today, consumers can make purchasing decisions based on a combination of other customer ratings (which provide measurable claims of quality), price, feature comparison and other factors.

Our mission is to create brands that deliver to our customers measurably superior products than the incumbents by infusing technology throughout the entire value chain. We believe that this makes it possible for us to launch evergreen products with features that customers have indicated are the most important to them and with profitable unit economics. With scale, we gain purchasing power both at the product level and at the overall fulfillment level, which improves our profitability.

We strive to and believe in continuously automating and optimizing every aspect of our business through technology so that our overhead remains modest in relation to the number of products we create and manage. AIMEE allows us to track unit economics, which we believe, combined with the automation of our fixed costs, will allow us to disrupt and scale the business model of CPG.

Our product lifecycle can be summarized as follows:

1.	We use AIMEE to analyze shopping-related data points, perform product cash flow projections at the product level and detect product opportunities in the online markets.

2.	We manufacture products under our owned and operated brands based on the data analyzed by AIMEE and aim to deliver such products within six to eight months.

3.	Each of our products then typically goes through three phases:

i.

Launch phase: During this phase, we leverage our technology to aggressively price and market our products, targeting opportunities identified by AIMEE. During this period of time and due to the combination of discounts and investment in marketing, our net margin for a product could be as low as negative 35%. Net margin is calculated by taking net revenue less cost of goods sold, less fulfillment, online advertising and selling expenses. These costs primarily reflect the estimated variable costs related to the sale of a product.

ii.

Sustain phase: Our goal is for every product we launch to enter the sustain phase and become profitable, with a target average of positive 10% net margin, within three months of launch. Net margin reflects automated adjustments in price and marketing spend. Over time, our products benefit from economies of scale stemming from purchasing power both with manufacturers and with fulfillment providers.

iii.

Milk or Liquidate: If a product does not enter the sustain phase or achieve profitability at each transaction or if the customer satisfaction of the product (i.e., ratings) is not satisfactory, then it will go to the liquidate phase and we will sell the remaining inventory. In order to enter the milk phase, we believe that a product must be well received and become a leader in its category in both customer satisfaction and volume sold as compared to its competition. Products in the milk phase that have achieved profitability should benefit from pricing power and we expect their profitability to increase accordingly. As of the date of this prospectus, none of our products have achieved the milk phase.

To date, our operating results have included a mix of products in the launch and sustain phases, and we expect such results to include a mix of products in all phases at any given period. Product mix can affect our gross profit and the variable portion of our sales and distribution expenses. Ultimately, we believe that the future cash flow generated by our products in the sustain phase will outpace the amount that we will reinvest into launching new products, driving profitability at the company level while we continue to invest in growth and technology.

Market Opportunity & Industry

The e-Commerce Industry is Experiencing Massive Growth and Technology is Driving Transformation Across Consumer Product Industries and Marketplaces

According to eMarketer’s June 2017 publication, as consumers shift to digital marketplaces, the global e-commerce market is forecasted to grow to approximately $4.5 trillion in 2021, from $2.3 trillion in 2017, representing a compound annual growth rate of 18.3%. Technological innovation has profoundly impacted how consumers discover and purchase products, forcing businesses to adapt to engage effectively with online consumers. We believe that the future of the consumer product industry will be driven by the ability of companies to quickly synthesize massive quantities of data in real time to create actionable insights that address consumer needs in a dynamically changing marketplace. We believe that new, highly powered data driven business models that embrace these changes and deeply focus on the consumer will be the winners in this rapidly changing environment. We also believe that human beings cannot accurately and efficiently process the massive quantities of various data points required to address real-time dynamic marketplace changes. We believe that our data-driven approach, powered by AIMEE, positions us for success to address these structural shifts as consumers move to digital marketplaces to satisfy their needs.

Many CPG Companies Have Failed to Adapt to Changing Consumer Behavior in the e-Commerce Market

In recent years, the traditional brick-and-mortar CPG industry has experienced a number of structural shifts and trends. E-commerce continues to take market share from brick-and-mortar CPG companies. We believe the traditional brick-and-mortar CPG industry has been slow to react to changing consumer needs in the digital age. In addition, smaller digital native brands, brands whose products are only sold online, are also taking market share from traditional incumbent consumer product companies. Digital native brands that sell direct-to-consumer with competitive pricing and product features, meanwhile, can garner significant social proof in the form of reviews and have deeper relationships with their consumer base. According to the Catalina Report for the year-ended June 2015, the top 100 CPG companies across various product categories, as a group, experienced a decline in sales and most experienced a decline in market share. We believe this is due to increasing consumer preference for online marketplaces where these incumbent CPG companies have been less successful in competing. The creation of online marketplaces has removed certain barriers to entry for new businesses in the CPG industry. Newer, more agile, data driven CPG companies, like Mohawk, have the ability to better understand what consumers are looking for in real time and to make our products visible to consumers on the right virtual shelves and at efficient costs.

The Consumer Journey is Data-Driven and No Longer Relies Primarily on Brand Value to Drive Buying Decisions

We believe online consumers are becoming less brand-focused due to the availability of data search engines that allow consumers to make more informed buying decisions for competitive offerings based on price discovery, product features and social proof in the form of product ratings and consumer reviews, among other things. According to BloomReach’s 2016 research, when consumers searched for a product in September 2016, approximately 55% of consumers began with Amazon, approximately 28% began with a search engine and approximately 16% began with another retailer. We believe a majority of millennials have no real preference between private-label and national brands. In addition, according to Google’s 2015 published research, approximately 40% of product searches are for broad category queries like bedroom furniture or women’s athletic clothing instead of brand focused searches. Instead, the consumer journey begins with a search for specific features that speak to customer needs. We believe our platform addresses these changes in shopping behavior in a precise and scalable way. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences, which allows us to quickly develop products that delight consumers. AIMEE’s algorithms also allow us to manage the online marketing strategies of our products to ensure they remain highly visible for relevant searches.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

Visionary, Founder-Led Management Team. We are led by our founder, Yaniv Sarig, who has a unique combination of knowledge of and passion for automation, AI and machine learning, and a deep understanding of e-commerce marketplaces. Senior executive and board members bring diverse expertise from companies such as Airpush (from 2011 to 2017), Atari (from 2008 to 2010), Bloomberg (from 2011 to 2012), L’Oreal (from 2011 to 2016), Perion (from 2010 to 2015) and Warby Parker (from 2016 to 2018).

Highly Scalable AI-Based Proprietary Technology Platform. We believe our platform, AIMEE, allows us to rapidly and successfully identify new product opportunities and to launch, market and sell products in the rapidly growing global e-commerce market faster than the traditional brick-and-mortar CPG industry. We believe this brings tremendous competitive advantage in the fast-changing consumer goods landscape.

Faster, Data-Driven, Automated Product Development Cycles. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on consumer sentiment, product trends and attributes and competitive landscape analysis, among other things. We believe this allows our technologies to achieve and maintain a higher than industry average product success rate.

AIMEE is Product Category Agnostic. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences which allows us to quickly develop products that delight consumers.

Culture of Innovation. Innovation is intrinsic to Mohawk. We believe that technology will continue to enable a better CPG business model and we will continue to pioneer innovation.

Data-Driven, Automated Marketing Engine. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages at intervals of one minute to one hour, price, media buying, product listing health, SEO and inventory levels. We believe these capabilities will give us a competitive advantage over traditional consumer goods companies.

Integrated Fulfillment Program. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across approximately 95% of the U.S. market.

Our Growth Strategy

The key elements of our growth strategies include:

•	Pursue higher value products and larger product markets;

•	Expand into international markets and online marketplaces in those international markets;

•	Continue to optimize unit economics on existing product portfolio;

•	Continue to expand into new domestic e-commerce marketplaces;

•	Monetize AIMEE platform by providing managed SaaS to third-party brands;

•	Expand sales through our own branded websites;

•	Opportunistically add new products and categories through acquisition; and

•	Drive manufacturing and logistics costs down from purchasing power.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus entitled “Risk Factors,” which you should read carefully before making a decision to invest in our common stock. Some of these risks include:

•	We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis and our revenue growth rate may decline.

•	We and our independent registered public accounting firm have expressed substantial doubt about our ability to continue as a going concern.

•

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

•	Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing and warehousing.

•	Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

•	If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition and operating results could be adversely affected.

•	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

•

If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, our business and results of operations could be materially and adversely affected.

•	If we are unable to manage our inventory effectively, our operating results could be adversely affected.

•	If our products experience any recalls, product liability claims, or government or consumer concerns about product safety, our reputation and operating results could be harmed.

•

Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our brands if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

•

We rely on third party online marketplaces to sell and market our products, and particularly Amazon, and these providers may change their Terms of Services, search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

•	If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability or increase revenue.

•	Our operating results are subject to seasonal and quarterly variations in our revenue and operating income and, as a result, our quarterly results may fluctuate and could be below expectations.

•	If we fail to offer high-quality customer support, our business and reputation may suffer.

•

We rely on AIMEE and other information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

•	If we fail to keep up with rapid technological changes, or to further develop AIMEE, our future success may be adversely affected.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Our History and Corporate Information

We were incorporated in Delaware under the name Mohawk Group Holdings, Inc. in March 2018 and were formed to effect the Merger (as defined below). Upon incorporation, we issued 897,435 shares of common stock at par value. We have a single direct operating subsidiary, Mohawk Group, Inc., a Delaware corporation (“Mohawk Opco”), which was incorporated in Delaware in April 2014. As of March 31, 2019, Mohawk Opco has multiple operating subsidiaries located in the United States, Canada, Ireland and China and conducts various aspects of its business in a number of other geographic locations including the Philippines, Israel, Poland, France and the Ukraine.

On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among Mohawk Opco, MGH Merger Sub, Inc. and Mohawk Group Holdings, Inc., as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our

Company. This transaction is referred to herein as the Merger. The Merger became effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

Pursuant to the Merger, we acquired the business of Mohawk Opco, a rapidly growing technology-enabled consumer products company. We entered into the Merger because the investor syndicate, represented by Katalyst Securities LLC, required this structure as a condition to Mohawk Opco’s private placement offering of its Series C Preferred Stock. Mohawk Opco continued (and currently continues) as the operating company of our Company group following the Merger. See the section of this prospectus entitled “Description of Our Business” below. At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.31310798 shares of our common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.2564103 shares of our common stock and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase 0.2564103 shares of our common stock and retained the exercise price per share of $15.60. As a result, an aggregate of 10,636,755 shares of our common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares, and warrants to purchase 44,871 shares of our common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. In addition, on September 4, 2018, we issued warrants to purchase an aggregate of 196,364 shares of our common stock with an exercise price of $15.60 per share to certain accredited investors as consideration for providing certain placement agent services to Mohawk Opco. See the section of this prospectus entitled “Description of Capital Stock—Warrants” below for more information. In addition, pursuant to the Merger Agreement, options to purchase 302,911 shares of Mohawk Opco’s common stock issued and outstanding immediately prior to the closing of the Merger with a weighted average exercise price of $7.49 were assumed and exchanged for options to purchase 369,885 shares of our common stock with a weighted average exercise price of $6.16. See the section of this prospectus entitled “Description of Capital Stock—Options” below for more information.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, Mohawk Group Holdings, Inc. had no operations, no cash and no debt. No stockholder obtained control of Mohawk Group Holdings, Inc. as a result of the Merger. Mohawk Opco stockholders obtained 92% of the voting interests in Mohawk Group Holdings, Inc. and continued to control Mohawk Group Holdings, Inc. after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was intended to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Operations prior to the Merger are the historical operations of Mohawk Opco.

Our principal executive offices are located at 37 East 18th Street, 7th Floor, New York, NY 10003, and our telephone number is (347) 676-1681. Our website address is www.mohawkgp.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we qualify as an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies, including, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations relating to executive compensation and exemptions from the requirements of holding advisory “say-on-pay,” “say-when-on-pay” and “golden parachute” executive compensation votes.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i.e., the first day of the fiscal year after we have (1) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (2) been public for at least 12 months).

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the SEC. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies.

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock being offered by Mohawk Group Holdings, Inc.	3,333,333 shares

Common stock outstanding before this offering	13,940,808 shares

Common stock to be outstanding after this offering	17,274,141 shares

Underwriters’ option to purchase additional shares of common stock	The underwriters have an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 500,000 shares of common stock from us.

Use of proceeds	We intend to use the net proceeds from this offering of approximately $42.3 million, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in or license complementary products, technologies or businesses, including for our proposed acquisitions of a home décor company and a personal health care company. The completion of the proposed acquisitions is subject to the execution of a definitive purchase agreement, satisfactory completion of various due diligence matters and certain required approvals. We provide no assurances that we will complete the proposed acquisitions. We do not have any other agreements or commitments to enter into any acquisitions, investments or licenses at this time. See the section of this prospectus entitled “Use of Proceeds” on page 57 for a more complete description of the intended use of the net proceeds from this offering.

Risk Factors	You should read the section of this prospectus entitled “Risk Factors” beginning on page 18 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Concentration of Ownership	Upon completion of this offering, our executive officers, directors and 5% or greater stockholders and their affiliates and family members will beneficially own, in the aggregate, approximately 57.9% of our outstanding shares of common stock. See the section of this prospectus entitled “Security Ownership of Certain Beneficial Owners and Management”.

Dividend Policy	Currently, we do not anticipate paying cash dividends. We are prohibited from paying any dividends without the prior written consent of the lenders under our credit and loan agreements.

Proposed Nasdaq Capital Market Symbol	“MWK”

The number of shares of common stock that will be outstanding after this offering is based on 13,940,808 shares of common stock outstanding as of March 31, 2019, and excludes:

•

318,158 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that were outstanding as of March 31, 2019, with a weighted-average exercise price of $15.60 per share;

•

346,624 shares of common stock issuable upon the exercise of options to purchase common stock under our 2014 Amended and Restated Equity Incentive Plan as of March 31, 2019, with a weighted-average exercise price of $6.20 per share;

•

1,490,971 shares of common stock issuable upon the exercise of options to purchase common stock under our 2018 Equity Incentive Plan as of March 31, 2019, with a weighted-average exercise price of $9.72 per share;

•	240,406 shares of common stock reserved for awards available for future issuance under our 2018 Equity Incentive Plan;

•

69,141 shares of restricted common stock that were forfeited and returned to the pool of shares of restricted common stock reserved for awards available for future issuance under our 2019 Equity Plan on April 11, 2019;

•

88,548 shares of restricted common stock that were issued on May 17, 2019 pursuant to our 2019 Equity Plan (For information regarding vesting of certain outstanding shares of our restricted stock, including these shares, see the sections of this prospectus entitled “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Future sales and issuances of our capital stock, or the perception that such sales may occur, could cause our stock price to decline.”, “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Substantial blocks of our total outstanding shares may be sold into the market when the lock-up period ends. If there are substantial sales of shares of our common stock, or the market perception that such sales may occur, the price of our common stock could decline.” and “Shares Eligible for Future Sale”.); and

•	Up to 41,667 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that we will issue to underwriters in connection with this offering.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	a 1-for-3.9 reverse stock split of our common stock, which was effected on May 24, 2019;

•	no exercise of outstanding warrants or options to purchase shares of common stock after March 31, 2019; and

•	no exercise by the underwriters of their option to purchase up to an additional 500,000 shares of common stock from us in this offering.

The number of shares of common stock outstanding as of March 31, 2019 includes 2,406,618 shares of restricted common stock that are subject to vesting. For information regarding vesting of such outstanding shares of restricted stock, see the sections of this prospectus entitled “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Future sales and issuances of our capital stock, or the perception that such sales may occur, could cause our stock price to decline.”, “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Substantial blocks of our total outstanding shares may be sold into the market when the lock-up period ends. If there are substantial sales of shares of our common stock, or the market perception that such sales may occur, the price of our common stock could decline.” and “Shares Eligible for Future Sale”.

In addition, all information in this prospectus reflects the exchange upon the Effective Time of the Merger on September 4, 2018 of all shares of Mohawk Opco’s common stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock then outstanding for an aggregate of 10,636,755 shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. The summary consolidated statements of operations data and consolidated statement of cash flows data for the years ended December 31, 2017 and 2018, and the summary consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data and consolidated statement of cash flows data for the year-ended December 31, 2016 and the summary consolidated balance sheet data as of December 31, 2016 have been derived from the recasted consolidated financial statements of Mohawk Opco as if the Merger took place as of the earliest period presented. Those consolidated financial statements and related notes are not included in this prospectus. The selected summary consolidated financial data as of March 31, 2019 and for the three months ended March 31, 2018 and 2019 is derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair presentation of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The historical annual results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with the sections of this prospectus entitled “Risk Factors,” “Selected Consolidated Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands, except share and per share data)
Net revenue	$18,124	$36,459	$73,279	$14,316	$17,846
Cost of goods sold (1)	11,856	22,781	47,296	10,849	11,175

Gross profit	6,268	13,678	25,983	3,467	6,671

Sales and distribution expenses (1)	11,155	26,928	40,467	8,793	9,274
Research and development expenses (1)	3,279	3,698	3,655	1,123	1,163
General and administrative expenses (1)	2,489	5,645	11,290	2,206	3,366

Operating loss	(10,655)	(22,593)	(29,429)	(8,655)	(7,132)
Interest expense, net	13	412	2,353	558	1,212
Other expense, net	(83)	24	(14)	(42)	45

Loss before income taxes	(10,585)	(23,029)	(31,768)	(9,171)	(8,389)
Provision for income taxes	—	38	55	—	—

Net loss	$(10,585)	$(23,067)	$(31,823)	$(9,171)	$(8,389)

Net loss per share, basic and diluted	$(1.51)	$(2.88)	$(3.13)	$(1.07)	$(0.73)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	7,022,045	8,004,804	10,160,879	8,575,950	11,534,190

(1)	Amounts include stock-based compensation expense as follows:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
Cost of goods sold	$—	$—	$—	$—	$—
Sales and distribution expenses	44	63	69	5	388
Research and development expenses	19	24	25	6	161
General and administrative expenses	21	959	525	153	951

Total stock-based compensation	$84	$1,046	$619	$164	$1,500

See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation”.

Other Operating and Financial Data:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
Direct	$15,052	$35,968	$69,055	$12,112	$17,063
Wholesale	3,072	491	3,728	2,174	250
Managed SaaS	—	—	496	30	533

Net revenue	$18,124	$36,459	$73,279	$14,316	$17,846

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
EBITDA (2)	$(10,423)	$(22,359)	$(29,162)	$(8,546)	$(7,122)
Adjusted EBITDA (2)	$(10,422)	$(21,289)	$(28,557)	$(8,424)	$(5,577)

(2)

EBITDA and Adjusted EBITDA are not financial measures prepared in accordance GAAP. As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense, net and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus stock-based compensation and other expense, net.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net loss set forth below, provides useful supplemental information for investors. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales and gross margins, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors.

EBITDA and Adjusted EBITDA are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net loss, income from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP.

Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense, or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes non-cash stock-based compensation expense, which is and will remain a key element of our overall long term incentive compensation package.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, which is the most directly comparable financial measure presented in accordance with GAAP:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
Net loss	$(10,585)	$(23,067)	$(31,823)	$(9,171)	$(8,389)
Add (deduct)
Provision for income taxes	—	38	55	—	—
Interest expense, net	13	412	2,353	558	1,212
Depreciation and amortization	149	258	253	67	55

EBITDA	(10,423)	(22,359)	(29,162)	(8,546)	(7,122)

Other expense, net	(83)	24	(14)	(42)	45
Stock-based compensation	84	1,046	619	164	1,500

Adjusted EBITDA	$(10,422)	$(21,289)	$(28,557)	$(8,424)	$(5,577)

	As of December 31,			As of March 31,
	2016	2017	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$5,869	$5,297	$20,029	$12,974
Inventory	4,932	20,578	30,552	33,883
Working capital (1)	10,340	12,027	17,839	11,076
Total assets	13,370	31,171	58,007	54,384
Total current liabilities	2,255	18,198	39,563	42,781
Total debt	752	10,252	27,500	33,231
Total stockholders’ equity (deficit)	11,080	8,154	5,369	(1,495)

(1)	Working capital is calculated by subtracting current liabilities from current assets.

	Year-ended December 31,			Three months ended March 31,
	2016 (a)	2017 (a)	2018 (a)	2018 (a)	2019
	(in thousands)
Consolidated Statements of Cash Flow Data:
Cash used in operating activities	$(9,280)	$(28,759)	$(30,345)	$(9,739)	$(11,923)
Cash (used in) provided by investing activities	(631)	(125)	(26)	22	(10)
Cash provided by financing activities	752	28,596	45,293	7,361	4,627
Effect of exchange rate on cash	(41)	(34)	(11)	(4)	1

Net change in cash and restricted cash for period	$(9,200)	$(322)	$14,911	$(2,360)	$(7,305)

(a)

Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) (“ASU 2016-18”) requires retrospective application for all periods presented and as a result we have recasted our statement of cash flows for the years-ended December 31, 2016, 2017 and 2018 and the three months ended March 31, 2018 to reflect the adoption of ASU 2016-18, which was implemented on January 1, 2019.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, cash flows and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Businesses, Strategies, Technology and Industry

We and our independent registered public accounting firm have expressed substantial doubt about our ability to continue as a going concern, and we must raise additional funds to finance our operations to remain a going concern.

Our growth strategy has resulted in operating losses and negative cash flows from operations, and our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2017 and 2018, that raises substantial doubt about our ability to continue as a going concern. We will require significant additional funding to fund our growth strategy. If we are unable to raise additional funds we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, our international expansion, our expansion into different e-commerce marketplaces and further our development of AIMEE, and/or scale back or eliminate some or all of our other operations. Any additional equity or debt financing that we are able to obtain may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants or unfavorable terms. If we are unable to continue as a going concern, we may be forced to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We will require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

We have previously identified a material weakness in our internal control over financial reporting. Such material weaknesses may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

In connection with the audits of our 2017 and 2018 consolidated financial statements, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weakness identified in our internal control over financial reporting in 2017 primarily related to our accounting and proprietary systems used in our financial reporting process not having the proper level of controls. As a result, journal entries were prepared and posted to our accounting system without evidence of an independent review. In addition, our accounting and proprietary systems lacked controls over access, and program change management that are needed to ensure access to financial data is adequately restricted to appropriate personnel.

During 2018, we took certain actions towards remediating the material weakness, which included implementing an accounting system that has the ability to better manage segregation of duties and controls over the preparation and review of journal entries and adding finance personnel and information technology personnel. As we are still in the process of establishing the appropriate controls and finalizing the implementation of our accounting systems, in connection with the audit of our 2018 consolidated financial statements, we and our independent registered public accounting firm concluded that there remains a material weakness related to the limited size of the finance department, a lack of proper segregation around preparation and review of certain account reconciliations and certain journal entries. Finally, there is also a material weakness related to our controls which are not designed effectively over the review of complex accounting matters.

We cannot assure you that the steps we are taking will be sufficient to remediate our material weakness or prevent future material weaknesses or significant deficiencies from occurring.

If we identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, financial condition and operating results could suffer.

We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We experienced losses after tax of $23.1 million and $31.8 million in the years ended December 31, 2017 and 2018, respectively, and losses after tax of $9.2 million and $8.4 million in the three months ended March 31, 2018 and 2019, respectively. We may continue to experience losses before and after tax in the future, and we cannot assure you that we will achieve profitability and may continue to incur significant losses in future periods. We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining and further developing our platform and maintaining and growing our business.

Although our net revenue grew from $36.5 million for the year-ended December 31, 2017 to $73.3 million the year-ended December 31, 2018, representing a 101.0% growth rate, and from $14.3 million for the three months ended March 31, 2018 to $17.8 the three months ended March 31, 2019, representing a 24.7% growth rate, our revenue growth rate may decline in the future due to a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our net revenue will continue to grow or will not decline. You should not consider our historical net revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses are higher than forecasted, our business, financial performance and financial condition will be adversely affected.

Additionally, we expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on the ideation, sourcing and manufacturing of products, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion and general administration, including expenses, related to being a public company. These investments may not result in increased net revenue or growth in our business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our net revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We have a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Our relatively short operating history makes it difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

•	manage our inventory effectively;

•	successfully develop and expand our managed SaaS and consumer product offering and geographic reach;

•	compete effectively;

•	anticipate and respond to macroeconomic changes;

•	effectively manage our growth;

•	hire, integrate and retain talented people at all levels of our organization;

•	avoid interruptions in our business from information technology downtime, cybersecurity breaches or labor stoppages;

•	maintain the quality of our technology infrastructure;

•	develop new features to enhance AIMEE’s functionality; and

•	retain our existing manufacturing vendors and attract new manufacturing vendors.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business and our operating results will be adversely affected.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

Substantially all of our revenues are from sales of products on Amazon and any limitation or restriction, temporarily or otherwise, to sell on Amazon’s platform could have a material adverse impact to our business, results of operations, financial condition and prospects.

We sell substantially all of our products on Amazon and are subject to the Amazon terms of service and various other Amazon seller policies that apply to third parties selling products on Amazon’s marketplace. Amazon’s terms of service provide, among other things, that it may terminate or suspend its agreement with any seller or any of its services being provided to a seller, at any time and for any reason. In addition, if Amazon determines that any seller’s actions or performance, including ours, may result in violations of its terms or policies, or create other risks to Amazon or to third parties, then Amazon may in its sole discretion withhold any payments owed for as long as Amazon determines any related risk to Amazon or to third parties persist. Further, if Amazon determines that any seller’s, including our, accounts have been used to engage in deceptive, fraudulent or illegal activity, or that such accounts have repeatedly violated its policies, then Amazon may in its sole discretion permanently withhold any payments owed. In addition, Amazon in its sole discretion may suspend a seller account and product listings if Amazon determines that a seller has engaged in conduct that violates any of its policies. From time to time, we have experienced suspensions and while we have in general been successful in having such suspensions removed, we can provide no assurance that suspensions will not occur in the future or that we will be able to successfully remove suspensions. While we endeavor to materially comply with the terms of services of the marketplaces on which we operate, we can provide no assurances that these marketplaces will have the same determination with respect to our compliance. In the event of any dispute between Amazon and us, the resolution of such dispute would be subject to binding arbitration and we cannot provide any assurance that we would prevail in such arbitration. Any limitation or restriction on our ability to sell on Amazon’s platform could have a material impact on our business, results of operations, financial condition and prospects.

We also rely on services provided by Amazon’s fulfillment platform, including Prime Certification, which provides for expedited shipping to the consumer, an important aspect in the buying decision for consumers. For products that we fulfill ourselves, we have qualified to offer our products for sale with Prime Certification delivery. Any inability to market our products for sale with expedited delivery provided under Prime Certification could have a material impact on our business, results of operations, financial condition and prospects.

We rely on AIMEE and other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of our proprietary technology platform named AIMEE and other sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to adapt AIMEE, our services and infrastructure to meet rapidly evolving e-commerce trends and demands while continuing to improve our platform’s performance, features and reliability. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in developing technologies that operate effectively across multiple e-commerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business.

We use AIMEE, our proprietary software, to determine market trends and what markets to enter into. Our ability to successfully use AIMEE depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, such as Facebook, Google, Amazon, Walmart and eBay. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. AIMEE sources the majority of the data through application program interfaces (“APIs”) or through other standard data upload methods. This source of data allows AIMEE to determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. The connection to multiple e-commerce platforms through APIs allows us to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those e-commerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect useful data. These third parties could also interpret our, or our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow our proprietary software to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Any such changes could impair our ability to use data and could adversely impact select functionality of our proprietary software, impairing the ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

If we fail to keep up with rapid technological changes, or to further develop AIMEE, our future success may be adversely affected.

A.I. and machine learning technologies are subject to rapid changes and our technology is yet to be fully automated. Our future success will depend on our ability to respond to rapidly changing technologies, to adapt and further develop AIMEE’s functionality or our services to our evolving industry and to improve the performance and reliability of our systems. Our failure to adapt to such changes could harm our business. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected. We expect to incur significant costs in the development of AIMEE’s functionality, and any failure to achieve our expected performance goals could have an adverse effect on our financial condition and results of operations.

Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, the U.S. Postal Service and other third-party delivery agents as well as online retailers such as Amazon, eBay and Walmart. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third parties, like FedEx to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing these brands may require us to make substantial investments, and these investments may not be successful. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

Customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites and our sites, could rapidly and severely diminish consumer view of our product listings and result in harm to our brands. Customers may also make safety-related claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact our financial results depending on the product that is removed and length of time that it is removed. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

Our efforts to acquire or retain consumers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not successfully promote and sustain our new or existing product listings and brands through marketing and other tools, we may fail to maintain or increase our sales. Promoting and positioning our brand and product listings will depend largely on the success of our marketing efforts, our ability to attract consumers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. In order to grow our business and to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers, potential consumers may decide not to buy our products or the spending of consumers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products and to develop and maintain relationships with our consumers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

Our success depends on our ability to acquire and retain customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other channels to purchase the wide variety of products we offer and may prefer alternatives to our offerings, such as those offered by other vendors on Amazon, eBay, Walmart and Jet, traditional brick-and-mortar retailers, and the websites of our competitors or our suppliers’ own websites. We expect competition in e-commerce generally to continue to increase. Competitors have introduced lower cost or differentiated products that are perceived to compete with our products. If we are unable to correctly anticipate market trends and customer demand, our ability to sell our products could be impaired. We have made investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. Our paid advertising efforts consist primarily of online channels, including search engine marketing, display advertising and paid social media. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver quality products, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

We believe new customers can originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. For example, since 2016, Amazon has maintained a policy whereby they will purge all reviews they believe are paid for. While we do not ask customers to leave a positive review or change a review, some of our reviews have been purged by Amazon in accordance with this policy because Amazon believed they were questionable or not authentic. If Amazon continues to purge reviews or if we are unable to maintain our positive reviews, it may adversely affect our ability to acquire new customers. In addition, we believe that Amazon has placed limitations on the daily volume of reviews that may be provided for any specific product listing. This limitation or others relating to customer engagement with our product listings could impact the success of our product listings, which could adversely impact our financial performance.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support is important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

Significant merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If merchandise returns are significant, our business, prospects, financial condition and results of operations could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand. Our refund liability for sales returns was $0.2 million, $0.3 million and $0.3 million as of December 31, 2017, December 31, 2018 and March 31, 2019, respectively, which is included in accrued liabilities and represents the expected value of refunds that may be due to our customers. If we experience significant product returns, we would incur significant expenses and our results of operation and financial condition would be adversely affected.

We rely on third party online marketplaces to sell and market our products, and particularly Amazon, and these providers may change their Terms of Services, search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

We market and sell our products on various online retail channels, including Amazon, eBay, and Walmart. These online retail channels provide us with direct access to potential customers on their websites and applications. This direct access enables us to push real-time or nearly real-time updates to product listings, gauge customer interest and rapidly move products to prevent obsolescence caused by excess inventory. In order to maintain relationships with the online retail channels, we may need to modify our products or marketing strategies in a way that may be adverse to our business and financial results. Furthermore, if we were to lose access to these online retail channels, either in whole or in part, our ability to distribute and market our products would be adversely impacted.

In order to grow our business, we anticipate that we will need to continue to maintain and potentially expand these relationships. In general, our financial results are immaterial to the online retail channels on which we sell. Accordingly, we have no negotiating power with these online retail channels and must accept changes to their platforms. For example, terms from online retail channels that could impact our business relate to platform fee charges (i.e., selling commissions), exclusivity, inventory warehouse availability, excluded products and limitations on sales and marketing, each of which could have a material impact on our results of operations, financial conditions and prospects. We believe we will also need to establish new relationships with new online retail channels, including online retail channels in new geographic markets that we enter, and online retail channels that may emerge in the future as the leading marketplaces for end consumers. Identifying potential online retail channels, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be more effective than we are in providing incentives to online retail channels to favor their products or services or to prevent or reduce views of our products. In addition, the acquisition of a competitor by one of our online retail channels could result in increased visibility of the competitor’s product, which, in turn, could lead to decreased customer interest. If we are unsuccessful in establishing or maintaining our relationships with online retail channels, our ability to compete in the marketplace or to grow our net revenue could be impaired and our operating results could suffer.

Our efforts to expand our business into new brands, products, services, technologies, and geographic regions will subject us to additional business, legal, financial, and competitive risks and may not be successful.

Our business success depends to some extent on our ability to expand our customer offerings by launching new brands, products and services and by expanding our existing offerings into new geographies. Our strategy is to use our proprietary software to determine which markets to enter and optimize the mix of products that we offer. Examples of new markets we are considering expansion in are Japan and Eastern Europe. Further, we are considering launching products which are outside the current core of home and kitchen appliances and kitchenware, beauty-related products and consumer electronics. Launching new brands, products and services requires significant upfront investments, including investments in marketing, information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products and services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively. We have also entered and may continue to enter new markets and provide product offerings in which we have limited or no experience, which may not be successful or appealing to our customers. In addition, we may face difficulties in integrating AIMEE into a SaaS client’s supply chain, which would reduce the ability of our managed SaaS business to generate revenue to the extent we are compensated for our services based on the level of sales of our clients’ products.

The consumer product goods (“CPG”) industry is subject to evolving standards and practices, as well as changing customer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing features, pinpoint new markets and introduce new products. We expend significant resources on research and development to develop new products in order to meet our customers’ rapidly evolving demands. The success of any enhancements or new features depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract us from sales of our existing products in existing markets, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such strategies and offerings that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in introducing products in new markets;

•	failure to accurately predict market demand or end consumer preferences;

•	defects, errors or failures in our manufacturing;

•	introduction of competing products;

•	poor financial conditions for our customers or poor general macroeconomic conditions;

•	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

•	failure of our brand promotion activities or negative publicity about the performance or effectiveness of our existing features; and

•	disruptions or delays in the online retailers distributing our products.

There is no assurance that we will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect our business and operating results and compromise our ability to generate revenue.

Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

We have limited experience with operating internationally or selling our merchandise outside of the United States, and if we choose to expand internationally, we would need to adapt to different local cultures, standards and policies. The business model and technology we employ and the merchandise we currently offer may not be successful with consumers outside of the United States. Furthermore, to succeed with clients in international locations, it likely will be necessary to locate fulfillment centers in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;

•	different consumer demand dynamics, which may make our business model, technology and the merchandise we offer less successful compared to the United States;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;

•	laws and regulations regarding anti-bribery and anti-corruption compliance;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;

•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;

•	changes in a specific country’s or region’s political or economic conditions; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Use of social media and emails may adversely impact our reputation or subject us to fines or other penalties.

We use social media and emails as part of our omnichannel approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media and emails could also cause reputational damage.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Our consumers may engage with us online through our social media platforms, including Facebook, Instagram and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed.

If email providers or Internet service providers (“ISPs”) implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to our customers or for customers to access our site, products and services. For example, certain email providers, including Google, categorize our emails as “promotional”, and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact customers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be negatively impacted.

We are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, credit accounts (including promotional financing) and gift cards. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. In addition, our credit card and other payment processors could impose receivable holdback or reserve requirements in the future. We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

If we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of products, we generally enter into purchase orders in advance with manufacturers. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. In the past, we have not always predicted the appropriate demand for our products by consumers with accuracy, which has resulted in inventory shortages, inventory write offs and lower gross margins. We rely on our procurement team to order products and we rely on our data science to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. Our contract manufacturers are often responsible for conducting a number of traditional operations with respect to their respective products, including maintaining raw materials and inventory for shipment to us. In these instances, we may be unable to ensure that these suppliers will continue to perform these services to our satisfaction in a manner that provides our customer with an appropriate brand experience or on commercially reasonable terms. If so, our business, reputation and brands could suffer. If our sales and procurement teams do not predict demand well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory, which could result in inventory excess or shortages, and our operating results and financial condition could be adversely affected.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, importing and warehousing.

We currently source all of the products we offer from third-party vendors and, as a result, we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these news areas, which could lead to higher costs than we have historically seen in our current categories. We may not be able to pass increased costs on to customers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of raw materials used in the manufacture of our products, the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, natural disasters have in the past increased raw material costs, impacting pricing with certain of our vendors, and caused shipping delays for certain of our products. Further capacity fluctuations driven by various factors such as seasonality, tariffs, hedging or other factors can cause importing delays, which can lead to volatility in ocean freight rates and availability, causing us to incur additional expense and adversely affecting our operating results. In addition, our third party warehouse providers may not have sufficient capacity to store our goods or may seek to increase our pricing rates. Any delays, interruption, damage to or increased costs in the manufacture of the product we offer could result in higher prices to acquire the product or non-delivery of product altogether and could adversely affect our operating results.

In addition, we cannot guarantee that product we receive from vendors will be of sufficient quality or free from damage, or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned product, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if clients and potential clients believe that our merchandise is not of high quality or may be damaged.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from qualified suppliers in a timely and efficient manner. Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality products to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality products on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. For example, a significant number of our products are subject to import tariffs from China of 25%, and the remainder of our products, including our dehumidifier line of products, will be subject to a 25% tariff if proposed increases are enacted. Our competitors may have greater existing inventory positions and other advantages that may allow them to price more competitively relative to our products. In addition, we may not be able to shift production for our products to other countries not subject to tariffs. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We currently rely on three major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our clients’ experience. We are also subject to volatility in ocean freight rates that are driven, in part, by seasonality, capacity availability and other factors, including fuel-related regulations affecting the shipping industry. In addition, our ability to receive inbound inventory efficiently and ship merchandise to clients may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our clients could become dissatisfied and cease using our products or services, which would adversely affect our business and operating results.

We are dependent on third-party manufacturers, including Midea, which are located in China, and any inability to obtain products from Midea or any such manufacturers could have a material adverse effect on our business, operating results and financial condition.

Substantially all of our products are manufactured by unaffiliated companies that are located in China. This concentration exposes us to risks associated with doing business globally, including: changing international political relations; labor availability and cost; changes in laws, including tax laws, regulations and treaties; changes in labor laws, regulations and policies; changes in customs duties, additional tariffs and other trade barriers; changes in shipping costs; currency exchange fluctuations; local political unrest; an extended and complex transportation cycle; the impact of changing economic conditions; and the availability and cost of raw materials and merchandise. The political, legal and cultural environment in China is rapidly evolving, and any change that impairs our ability to obtain products from manufacturers in that region, or to obtain products at marketable rates, could have a material adverse effect on our business, operating results and financial condition. We rely on Midea for the manufacturing of several of our products, including our dehumidifiers. If we were no longer able to maintain that relationship for any reason, we may not be able to timely find another manufacturer, or another manufacturer that provides the same quality, which would negatively affect our business, sales and results of operations.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers, data scientists and technology professionals. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our Founder and Chief Executive Officer has unique and valuable experience leading our Company from our inception through today. If he were to depart or otherwise reduce his focus on our Company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team and other key employees, except for our Founder and Chief Executive Officer.

Competition for key personnel is strong, especially in the New York, New York area where our headquarters are located, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. Similarly, competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. We do not have long-term employment or non-competition agreements with any of our personnel. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. In particular, our software engineers and technology professionals are key to designing, maintaining and improving code and algorithms necessary to our business. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, our business, results of operations, financial condition and prospects may be adversely affected.

In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. Also, as employee options vest and lock-ups expire, we may have difficulty retaining key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our stock-based payments, which includes the expected volatility of our stock price, and the expected life of stock options granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

Our operating results are subject to seasonal and quarterly variations in our net revenue and operating income and, as a result, our quarterly results may fluctuate and could be below expectations.

Our business can be seasonal based on our product and mix and may become more seasonal depending on our product mix; specifically, we have realized a disproportionate amount of our net revenue and earnings for the year in the third and fourth quarter as a result of the holiday season, and we expect this to continue in the future. If we experience lower than expected net revenue during any third or fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our third or fourth quarter operating results, including disruptions in our brands or our supply chains or unfavorable economic conditions, could have a disproportionate effect on our results of operations and our financial condition for our entire fiscal year.

In anticipation of increased sales activity during the third and fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including those described above. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

The terms of our revolving credit facility and term loan contain restrictive covenants that may limit our operating flexibility.

On November 23, 2018, we entered into an Amended and Restated Credit and Security Agreement with MidCap Funding X Trust, as amended (the “MidCap Credit Agreement”), pursuant to which we received access to a $25.0 million revolving credit facility, which can be increased, subject to certain conditions, to $50.0 million. The MidCap Credit Agreement contains restrictive covenants that limit our ability to, among other things, transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, modify organizational documents, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility under the MidCap Credit Agreement, which may limit our operating flexibility. In addition, the revolving credit facility is secured by all of our assets, other than our intellectual property, and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our revolving credit facility would adversely affect our business.

On December 31, 2018, we entered into a Venture Loan and Security Agreement with Horizon Technology Finance Corporation (“Horizon Loan Agreement”) pursuant to which we received term loans in an aggregate amount of $15,000,000. The Horizon Loan Agreement contains restrictive covenants that limit our ability to, among other things, transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility under the Horizon Loan Agreement, which may limit our operating flexibility. In addition, the term loans are secured by all of our assets, including certain intellectual property, and require us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facility would adversely affect our business.

If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

General economic factors may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on consumer spending. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of goods sold and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately than our competitors. Changes in trade policies or increases in tariffs, including those recently enacted by the United States and proposed by China, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Natural disasters or other unexpected events may adversely affect our operations, particularly our merchandise supply chain and shipping efforts.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to clients from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. For example, we receive and warehouse a portion of our inventory in California. If any such disaster were to impact this facility, our operations would be disrupted. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have entered into non-binding term sheets to acquire a home décor company and a personal health care company. We may not complete either acquisition, as each acquisition is subject to the execution of a definitive purchase agreement, satisfactory completion of various due diligence matters and customary closing conditions. In addition, we may in the future seek to acquire or invest in businesses, features or technologies that we believe could complement or expand our market, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

If we acquire additional businesses, including our proposed acquisitions of a home décor company and a personal health care company, we may not be able to integrate the acquired personnel, operations, existing contracts and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business, including our proposed acquisitions of a home décor company and a personal health care company, due to a number of factors, including:

•

failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;

•	difficulty incorporating acquired technology and rights into our proprietary software and of maintaining quality and security standards consistent with our brands;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	incurrence of acquisition-related costs or equity dilution associated with funding the acquisition;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	risks of entering new markets or new product categories in which we have limited or no experience;

•	difficulty converting the customers of the acquired business into our customers;

•	diversion of our management’s attention from other business concerns;

•	adverse effects to our existing business relationships as a result of the acquisition;

•	potential loss of key employees, clients, vendors and suppliers from either our current business or an acquired company’s business;

•	use of resources that are needed in other parts of our business;

•	possible write offs or impairment charges relating to acquired businesses; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business fails to meet our expectations, our business, operating results and financial condition may suffer.

Risks Related to Our Intellectual Property and Information Security

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software, AIMEE, and other of our sophisticated information technologies and systems, and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, financial condition and operating results.

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our technology, develop non-infringing technology, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all, and we may be unable to successfully develop non-infringing technology. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our technologies.

Certain third parties have substantially greater resources than we have and may be able to sustain the costs of intellectual property litigation for longer periods of time than we can. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our proprietary methods, trademarks, domain names, copyrights, patent, trade dress, trade secrets, proprietary technology and similar intellectual property, and we rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We intend to continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. However, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, that the scope of the claims in our issued patents will be sufficient or have the coverage originally sought, that our issued patents will provide us with any competitive advantages, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation may fail, and even if successful, could be costly, time-consuming and distracting to management and could result in a diversion of significant resources. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. An adverse determination of any litigation or defense proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not being issued. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. During the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Any of our intellectual property rights could be challenged by others or invalidated through administrative processes or litigation. Furthermore, there can be no guarantee that others will not independently develop similar products, duplicate any of our products or design around our patents. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights.

We rely, in part, on confidentiality agreements with our employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods.

These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

The laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States.

To the extent that we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results.

We currently are the registrant of marks for our brands in numerous jurisdictions and are the registrant of the Internet domain name for the websites of Mohawkgp.com, homelabs.com, vremi.com, xtava.com, rif6.com and our other sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brands Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that utilize the name Mohawk or our other brands in all of the countries in which we currently or intend to conduct business.

Any significant disruption in service on our websites or apps or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

Our ability to sell and market our products relies on the performance and continued development of AIMEE. AIMEE’s functionality, including its continued development, relies upon a number of third-party related services, including those relating to cloud infrastructure, technology services, servers, open source libraries and vendor APIs. Any disruption or loss of any of these third-party services could have a negative effect on our business, results of operations, financial condition and prospects. We may experience interruptions in our systems, including server failures that temporarily slow down or interfere with the performance of our platforms and the ability to sell on e-commerce marketplaces. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of selling our products. Volume of traffic and activity on e-commerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems or third-party marketplaces could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of customers, e-commerce confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Our ability to maintain communications, network and computer hardware in the countries in which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. Our systems and infrastructure are predominately reliant on third parties. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our consumers, brands and others, including credit card information and personally identifiable information, as well as other confidential information. We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, our brand’s e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our marketplace platforms and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we will be required to further expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes. Our disaster recovery plan may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches, or we may need to devote significant resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business. To date, we are not aware of any material compromises or breaches of our networks or systems.

Risks Related to Legal and Regulatory Matters

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we have in the past and may in the future increasingly face the risk of claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or services or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, energy usage and emissions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our products or services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

In May 2019, we received notice from the California Energy Commission (the “CEC”) that certain of our products have not been listed in the CEC’s Modernized Appliance Efficiency Database System (the “MAEDbS”) and therefore we are not in compliance with a CEC regulation. In order for an appliance to be listed in the MAEDbS, it must be tested at a lab approved by the CEC and the test data must be submitted to the CEC’s Appliance Efficiency Program. Although we believe that a number of the products identified in the CEC’s notice are, and have been, listed in the MAEDbS and comply with applicable CEC regulations, we may be subject to a financial penalty imposed by the CEC with respect to certain of our products that are not currently listed and may not otherwise currently meet applicable CEC energy regulations. We cannot be certain that our insurance coverage will fully cover any financial liability actually incurred. In addition, if we are required to list these additional products in the MAEDbS, we may not be permitted to sell them in the State of California until they are listed.

If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and operating results could be harmed.

Our products are subject to regulation by the U.S. Consumer Product Safety Commission (the “CPSC”) and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety including concerns about the safety of products manufactured in developing countries, could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. For example, in May 2018, Mohawk Opco’s board of directors approved a voluntary recall of the Xtava Allure Hair Dryer. In June 2018, Mohawk Opco’s filed an application for a voluntary recall with the CPSC pursuant to Section 15(b) of the Consumer Product Safety Act (“CPSA”). Mohawk Opco received approval from the CPSC to provide consumers with replacement units and publicly announced the recall on August 15, 2018. Mohawk Opco estimates it will incur approximately $1.6 million in costs related to the recall for procurement, manufacturing, fulfillment and delivery to consumers who apply and qualify for the recall costs. Mohawk Opco recorded the expense in 2018. Mohawk Opco also estimates it will incur legal and other expenses of approximately $0.4 million related to the recall, which will be expensed as incurred.

We may be subject to product liability claims if people or property are harmed by the products we sell. Some of the products we sell may expose us to product liability claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage. For example, in August 2018, we announced a voluntary recall of certain hair dryers that were alleged to have overheated or caused fires. Although no claims have been brought, pursuant to the CPSC and the guidelines set forth by the CPSA, we may be subject to a late reporting penalty if the CSPC decides to perform a late reporting investigation and determines we failed to meet all reporting requirements. If we are determined to have violated the reporting guidelines, a penalty may be material to the consolidated financial statements.

Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Some of our agreements with members of our supply chain may not indemnify us from product liability for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

The products we sell to our clients are subject to regulation by the CPSC, the Federal Trade Commission (“FTC”) and similar state and international regulatory authorities. As a result, such products could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, suspension of our seller accounts on Amazon and other online marketplaces, lost sales, diverted resources, potential harm to our reputation and increased client service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the products we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance and have implemented a quality assurance program that includes obtaining necessary certifications, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our vendors may not indemnify us from product liability for a particular vendor’s products or our vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

Misclassification or reclassification of our independent contractors or employees could increase our costs and adversely impact our business.

Our workers are classified as either employees or independent contractors, and if employees, as either exempt from overtime or non-exempt (and therefore overtime eligible). Regulatory authorities and private parties have recently asserted within several industries that some independent contractors should be classified as employees and that some exempt employees, including those in sales-related positions, should be classified as non-exempt based upon the applicable facts and circumstances and their interpretations of existing rules and regulations. If we are found to have misclassified employees as independent contractors or non-exempt employees as exempt, we could face penalties and have additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings. Legislative, judicial or regulatory (including tax) authorities could also introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a significant number of independent contractors doing business with us from independent contractor to employee and a significant number of exempt employees to non- exempt. A reclassification in either case could result in a significant increase in employment-related costs such as wages, benefits and taxes. The costs associated with employee classification, including any related regulatory action or litigation, could have a material adverse effect on our results of operations and our financial position.

We are subject to U.S. governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our consumers and prospective consumers. We collect this info automatically through the automated sales processes with e-commerce marketplaces. We, at times, may use this information to provide, support, expand and improve our business and tailor our marketing and advertising efforts.

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the FTC, and various state, local and foreign agencies. Our data handling also is subject to contractual obligations and industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

In the United States, federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California recently passed the California Consumer Privacy Act, which has an effective date of January 1, 2020 and introduces substantial changes to privacy law for businesses that collect personal information from California residents. Additionally, the FTC and many state attorneys general are applying federal and state consumer protection laws, to impose standards for the online collection, use and dissemination of data. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices.

Many data protection regimes apply based on where a consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws, such as the Personal Information Security Specification (the “China Specification”), policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We handle credit card and other personal information, and, as such, are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been and will continue to be a significant increase globally in such laws that restrict or control the use of personal data.

Due to the sensitive nature of such information, we have implemented policies and procedures to preserve and protect our data and our customers’ data against loss, misuse, corruption, misappropriation caused by systems failures, unauthorized access or misuse. Notwithstanding these policies, we could be subject to liability claims by individuals and customers whose data resides in our databases for the misuse of that information. If we fail to meet appropriate compliance levels, this could negatively impact our ability to utilize credit cards as a method of payment, and/or collect and store credit card information, which could disrupt our business.

In Europe, where we expect to expand our business operations in the future as part of our growth, the data privacy and information security regime recently underwent a significant change and continues to evolve and is subject to increasing regulatory scrutiny.

The General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to tell our consumers about how we may use their personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. The U.K.’s Network and Information Systems Regulations 2018 (“NID Regulations”), which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.

We could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities.

We are subject to new, stringent privacy regulations in China that are broader than those of our other operations.

In China, the China Specification came into force on May 1, 2018. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. Furthermore, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. This China Specification has introduced many concepts and protection rules for personal information, such as “Data Controller” from GDPR. From the consent perspective the China Specification and GDPR are similar, but the China Specification has broadened the scope of personal sensitive information (“PSI”) as compared to GDPR (including but not limited to phone number, transaction record and purchase history, bank account, browser history and e-ID info such as system account, email address and corresponding password) and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

We predominately import our products from China. We are subject to numerous regulations, including customs and international trade laws that govern the importation and sale of our goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate, in particular, in China, where trade relations between the United States and China are uncertain. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, retailers or brands, we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our products or services and negatively impact our results of operations.

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, our business and results of operations could be materially and adversely affected.

We purchase our products from unaffiliated manufacturers that are located in China. This concentration exposes us to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative identified certain Chinese imported goods for additional tariffs to address China’s trade policies and practices. These tariffs could have a material adverse effect on our business and results of operations. Additionally, the Trump administration continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, imposing additional tariffs on imports from China and potentially imposing other restrictions on exports from China to the United States. Consequently, it is possible further and or higher tariffs will be imposed on products imported from foreign countries, including China, or that our business will be affected by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. This may cause us to raise prices or make changes to our operations, any of which could have a material adverse effect on our business and results of operations.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the laws, rules or regulations imposing taxes and other similar obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018, the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently has held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our products if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

We have $14.2 million net operating loss carryforwards as of December 31, 2018, which have a full valuation allowance against them. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an ownership change, which is generally defined as a greater than 50-percentage-point cumulative change by value in the equity ownership of certain stockholders over a rolling three-year period, is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”) to offset post-change taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change, our ability to utilize NOLs could be further limited by Section 382 of the Code and similar state provisions. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as limitations on the use of NOLs, our existing NOLs could expire, decrease in value or otherwise be unavailable to offset future income tax liabilities. For example, the Tax Cuts and Jobs Act resulted in a reduction in the economic benefit of the NOLs and other deferred tax assets available to us. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, even if we attain profitability. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code has occurred. The effect of a Section 382 ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change. Any limitation may result in expiration of all, or a portion of the NOLs or other tax attributes, such as research and development credit carryforwards, before utilization.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

The SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine (“Crimea”) as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the U.K. Bribery Act (the “Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world, including Ukraine, Philippines and China, where it is common to engage in business practices that are prohibited by these laws.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, which we review and update as we expand our operations in existing and new jurisdictions in order to proportionately address risks of non-compliance with applicable laws and regulations, our employees, partners or agents could take actions in contravention of our policies and procedures or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and the Bribery Act and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for products or services, reduce net revenue, increase costs or subject us to additional liabilities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the Corruptions Perceptions Index by Transparency International and increase our use of third-party business partners such as sales agents, distributors, resellers or consultants, our risks under these laws may increase. Under these laws, we could be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, business partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even require us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. Any investigations, actions, sanctions or other previously mentioned harm could have a material negative effect on our business, operating results and financial condition.

Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company

We are an emerging growth company and a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies or smaller reporting companies could make our common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

In addition, under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements (excluding the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price, if at all. Market volatility may affect the value of an investment in our common stock and could subject us to litigation.

Technology stocks have historically experienced high levels of volatility. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	the financial projections we may provide to the public, and any changes in projected operational and financial results;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations or new offerings by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	discussion of us or our stock price by the financial press and in online investor communities;

•	reaction to our press releases and filings with the SEC;

•	changes in accounting principles;

•	lawsuits threatened or filed against us;

•	fluctuations in operating performance and the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	the expiration of any contractual lock-up periods;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

An active trading market for our common stock may not develop, and you may not be able to resell your common stock at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. Although we have applied to have our common stock listed on the Nasdaq Capital Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, you may not be able to sell your shares quickly or at an acceptable price. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. If no active trading market for our common stock develops or is sustained following this offering, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future or impair our ability to acquire businesses or technologies using our shares as consideration.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority, Inc. (“FINRA”) has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

The estimates of market opportunity, market size and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity, size estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports and data on which our estimates and forecasts are based, including those described in the sections of this prospectus entitled “Industry and Market Data” and “Business—Market Opportunity & Industry”, rely on projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications.

Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment combined with our proprietary advanced machine learning, natural language processing and data analytics to design, develop, market and sell products. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations. In addition, as we enter a new consumer product market, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly. Finally, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Our business is also affected by general economic and business conditions in the U.S., and we anticipate that it will be increasingly affected by conditions in international markets. In addition, we experience seasonal trends in our business, and our mix of product offerings is highly variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net revenue from period-to-period. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Any failure to accurately predict net revenue or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and stock price.

Future sales and issuances of our capital stock, or the perception that such sales may occur, could cause our stock price to decline.

We have agreed, subject to specified exceptions, not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, except for a registration statement on Form S-4 in connection with a business combination transaction or a registration statement on Form S-8 with respect to the registration of shares of our common stock to be issued under equity incentive plans for our employees for a period of 180 days following the date of this prospectus. However, Roth Capital Partners, LLC, may release us from any or all of the restrictions in the preceding sentence prior to the expiration of the restricted period. See the section of this prospectus entitled “Underwriting.”

Our officers and directors have agreed, subject to specified exceptions, not to dispose of or hedge any of our common stock for a period of twelve months after the date of this prospectus. Holders of all or substantially all our outstanding securities have agreed, subject to specified exceptions, not to dispose of or hedge all of our common stock for (i) a period of 180 days after the date of this prospectus, (ii) a period of 18 months after the date of this prospectus, or (iii) a period of 21 months after the date of this prospectus. However, Roth Capital Partners, LLC, may release all or any portion of the shares subject to the lock-up restrictions prior to the expiration of the restricted periods. See the section of this prospectus entitled “Shares Eligible for Future Sale”.

We may issue additional securities following the date of this prospectus. Our amended and restated certificate of incorporation authorizes us to issue up to 500,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, the ownership of existing stockholders will be diluted, possibly materially. New investors in subsequent transactions could also gain rights, preferences and privileges senior to those of existing holders of our common stock.

Future sales of substantial amounts of our common stock in the public market could reduce the prevailing market prices for our common stock. Substantially all of our outstanding common stock is eligible for sale as are shares of common stock issuable under vested and exercisable stock options. An aggregate of 2,406,618 shares of restricted common stock granted to certain of our employees, including certain of our executive officers, pursuant to the Mohawk Group Holdings, Inc. 2019 Equity Plan (the “2019 Equity Plan”) will vest in four equal installments on the 6, 12, 18 and 24 month anniversaries of the closing of this offering, and we expect our stock-based compensation expense to increase materially in the future from the issuance and vesting of restricted common stock granted pursuant to the 2019 Equity Plan. If our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. Existing stockholder sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate.

Moreover, after giving effect to this offering, we are required to file a registration statement for the public resale by stockholders owning 66.8% of our outstanding common stock (64.9%, if the underwriters exercise in full their option to purchase additional shares of our common stock). Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates and subject to certain other conditions, such as the lock-up restrictions described above. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

See the section of this prospectus entitled “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We do not intend to pay dividends for the foreseeable future.

We may not declare or pay cash dividends on our capital stock in the near future, and our revolving credit facility and term loan contain restrictive covenants that limit our ability to pay dividends. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

Substantial blocks of our total outstanding shares may be sold into the market when the lock-up period ends. If there are substantial sales of shares of our common stock, or the market perception that such sales may occur, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. Certain shares held by our directors, officers and stockholders and holders of options and warrants are currently restricted from resale as a result of a contractual “lock-up” restriction. These shares will become available to be sold at varying times following effectiveness of a future registration statement and expiration of the applicable lock-up period. The lock-up restrictions are more fully described in the section of this prospectus entitled “Shares Eligible for Future Sale”.

In addition, we intend to file one or more registration statements to register the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for awards available for future issuance under our equity incentive plans. Shares registered on these registration statements would be eligible for sale to the public, subject to certain legal and contractual limitations. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Upon the completion of this offering, our executive officers, directors and the holders of more than 5% of our outstanding common stock in the aggregate will beneficially own approximately 56.5% of our common stock, assuming no sales of shares by such holders and no exercise of outstanding options or warrants (50.6% on a fully diluted basis), or 54.9% of our common stock (49.4% on a fully diluted basis) if the underwriters’ option to purchase additional shares of our common stock is exercised in full. This concentrated control limits your ability to influence corporate matters for the foreseeable future. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. Additionally, these stockholders may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial. This control may materially adversely affect the market price of our common stock.

MV II, LLC, Dr. Larisa Storozhenko and Mr. Maximus Yaney (collectively, the “Designating Parties”) have entered into a voting agreement with Asher Delug and us (the “Restated Voting Agreement”), pursuant to which each of the Designating Parties agreed to relinquish the right to vote their shares of capital stock of, and any other equity interest in, us (collectively, the “Voting Interests”) by granting our board of directors the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder. The Voting Interests include all shares of our common stock currently held by the Designating Parties, as well as any of our securities or other equity interests acquired by the Designating Parties in the future. Pursuant to the proxy granted by the Designating Parties, our board of directors is required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties. The proxy granted by the Designating Parties under the Restated Voting Agreement is irrevocable. In addition, the Restated Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC.

The Restated Voting Agreement will become effective upon the closing of this offering, and it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Yaney’s death. For purposes of the Restated Voting Agreement, a “Deemed Liquidation Event” means (i) the acquisition of us by another entity by means of any transaction or series of related transactions to which we are party other than a transaction or series of transactions in which the holders of our voting securities outstanding immediately prior to such transaction or series of transactions retain, immediately after such transaction or series of transactions, as a result of our shares held by such holders prior to such transaction or series of transactions, a majority of the total voting power represented by our outstanding voting securities or such other surviving or resulting entity; (ii) a sale, lease or other disposition of all or substantially all of our and our subsidiaries’ assets taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of us; or (iii) any liquidation, dissolution or winding up of us, whether voluntary or involuntary; however, a Deemed Liquidation Event shall not include any transaction effected primarily to raise capital for us or a spin-off or similar divestiture of our product or SaaS business as part of a reorganization of us approved by our board of directors. In addition, the rights and obligations under the Restated Voting Agreement will terminate with respect shares of capital stock sold by a Designating Party in connection with any arm’s length transaction to a third party that is not a Designating Party, an affiliate of a Designating Party or any other individual or party that has a direct or indirect familial relationship with any Designating Party. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko and Maximus Yaney” for additional disclosure regarding Mr. Yaney.

On April 12, 2019, Asher Delug entered into a voting agreement with us on substantially the same terms as the Restated Voting Agreement (the “Delug Voting Agreement”), pursuant to which Mr. Delug agreed to relinquish the right to vote his shares of capital stock of, and any other equity interest in, us (collectively, the “Delug Voting Interests”) by granting our board of directors the sole right to vote all of the Delug Voting Interests as Mr. Delug’s proxyholder. The Delug Voting Interests include all shares of our common stock currently held by Mr. Delug, as well as any of our securities or other equity interests acquired by Mr. Delug in the future. Pursuant to the proxy granted by Mr. Delug, our board of directors is required to vote all of the Delug Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than Mr. Delug. The proxy granted by Mr. Delug under the Delug Voting Agreement is irrevocable. In addition, the Delug Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC.

The Delug Voting Agreement will become effective upon the closing of this offering, and it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Delug’s death. The definition of “Deemed Liquidation Event” in the Delug Voting Agreement is the same as the definition in the Restated Voting Agreement. In addition, the rights and obligations under the Delug Voting Agreement will terminate with respect shares of capital stock sold by Mr. Delug in connection with any arm’s length transaction to a third party that is not an affiliate of Mr. Delug or any other individual or party that has a direct or indirect familial relationship with Mr. Delug.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

Anti-takeover provisions in our charter documents and under the General Corporation Law of the State of Delaware (the “DGCL”) could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove then-current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of management.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of us and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could significantly reduce the value of shares of our capital stock to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. Our charter documents will include the following provisions:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the required approval of at least two-thirds of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of stockholders or a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•

the required approval of at least two-thirds of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

•

the requirement that a special meeting of stockholders may be called only by the board of directors, the chairperson of the board of directors, the chief executive officer or the president (in the absence of a chief executive officer) which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions could discourage, delay or prevent a transaction involving a change in control of us. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions our stockholders desire.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Our management team has limited experience managing a public company.

Our chief executive officer has limited experience managing a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Accordingly, our management team, as a whole, may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management, particularly from our chief executive officer, and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, costs of revenue and operating expenses;

•	our ability to achieve and grow profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	our ability to maintain the security and availability of our platform;

•	our predictions about industry and market trends;

•	our ability to successfully expand internationally;

•	our ability to effectively manage our growth and future expenses;

•	our estimated total addressable market;

•	our ability to maintain, protect and enhance our intellectual property, including our AIMEE software platform;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to successfully defend litigation brought against us;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section of this prospectus entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make or enter into.

DESCRIPTION OF THE MERGER

On September 4, 2018, pursuant to the Merger Agreement, MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. Pursuant to the Merger, we acquired the business of Mohawk Opco, an e-commerce technology provider. We entered into the Merger because the investor syndicate, represented by Katalyst Securities LLC, required this structure as a condition to Mohawk Opco’s private placement offering of its Series C Preferred Stock. Mohawk Opco continued (and currently continues) as the operating company of our Company group following the Merger. See the section of this prospectus entitled “Description of Our Business” below. At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.31310798 shares of our common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.2564103 shares of our common stock, and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase 0.2564103 shares of our common stock and retained the exercise price per share of $15.60. As a result, an aggregate of 10,636,755 shares of our common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares and warrants to purchase 44,871 shares of our common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. In addition, on September 4, 2018, we issued warrants to purchase an aggregate of 196,364 shares of our common stock with an exercise price of $15.60 per share to certain accredited investors as consideration for providing certain placement agent services to Mohawk Opco. See the section of this prospectus entitled “Description of Capital Stock—Warrants” below for more information. In addition, pursuant to the Merger Agreement, options to purchase 302,911 shares of Mohawk Opco’s common stock with a weighted average exercise price of $7.49 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 369,885 shares of our common stock with a weighted average exercise price of $6.16. See the section of this prospectus entitled “Description of Capital Stock—Options” below for more information.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, we had no operations, no cash and no debt. No stockholder obtained control of our Company as a result of the Merger. Mohawk Opco stockholders obtained 92% of our voting interests in and continued to control our Company after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was intended to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger is reflected in the financial statements and financial disclosures as if the Merger was effective as of the earliest period presented. Operations prior to the Merger are the historical operations of Mohawk Opco.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $42.3 million (or $49.2 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share of common stock would increase or decrease the net proceeds to us from this offering by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million in the number of shares offered by us at the assumed initial public offering price would increase or decrease the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $13.8 million.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in or license complementary products, technologies or businesses, including for our proposed acquisitions of a home décor company and a personal health care company. The completion of the proposed acquisitions is subject to the execution of a definitive purchase agreement, satisfactory completion of various due diligence matters and certain required approvals. We provide no assurances that we will complete the acquisition. We do not have any other agreements or commitments to enter into any acquisitions, investments or licenses at this time.

Our management will have broad discretion in the application of the net proceeds. Pending use of the proceeds from this offering as described above, we intend to invest the net proceeds of this offering in short term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors or any authorized committee thereof after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors or such committee deems relevant, and subject to the restrictions contained in our current or future financing instruments. Pursuant to the Amended and Restated Credit and Security Agreement, dated as of November 23, 2018, with MidCap Funding X Trust as Agent (“MidCap”) and the lenders party thereto, as amended (the “MidCap Credit Agreement”), we are prohibited from paying any dividends without the prior written consent of MidCap. Additionally, pursuant to the Venture Loan and Security Agreement, dated December 31, 2018 with Horizon Technology Finance Corporation (“Horizon”) as lender and collateral agent (the “Horizon Loan Agreement”), we are prohibited from paying any dividends without the prior written consent of Horizon.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our issuance and sale of 3,333,333 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2019
	Actual	As Adjusted(1)(2)
	(in thousands, except share amounts)
Cash	$12,974	$55,324

Total debt, net of discounts and deferred costs	33,231	33,231

Preferred stock, par value $0.0001 per share—10,000,000 shares authorized and 0 shares outstanding, actual; 0 shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.0001 per share, 500,000,000 shares authorized, 13,940,808 shares issued and outstanding, actual; 17,274,141 shares issued and outstanding, as adjusted	1	2
Additional paid-in capital	77,848	120,197
Accumulated deficit	(79,409)	(79,409)
Accumulated other comprehensive income	65	65

Total stockholders’ deficit	(1,495)	40,855

Total capitalization	$31,736	$74,086

(1)

The as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of the as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease each of the as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $13.8 million, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table set forth above is based on the number of shares of our common stock outstanding as of March 31, 2019 and gives effect to the 1-for-3.9 reverse stock split, which was effected on May 24, 2019, as if it had occurred as of March 31, 2019. The table does not reflect:

•

318,158 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that were outstanding as of March 31, 2019, with a weighted-average exercise price of $15.60 per share;

•

346,624 shares of common stock issuable upon the exercise of options to purchase common stock under our 2014 Amended and Restated Equity Incentive Plan as of March 31, 2019, with a weighted-average exercise price of $6.20 per share;

•

1,490,971 shares of common stock issuable upon the exercise of options to purchase common stock under our 2018 Equity Incentive Plan as of March 31, 2019, with a weighted-average exercise price of $9.72 per share;

•	240,406 shares of common stock reserved for awards available for future issuance under our 2018 Equity Incentive Plan;

•

69,141 shares of restricted common stock that were forfeited and returned to the pool of shares of restricted common stock reserved for awards available for future issuance under our 2019 Equity Plan on April 11, 2019;

•

88,548 shares of restricted common stock that were issued on May 17, 2019 pursuant to our 2019 Equity Plan (For information regarding vesting of certain outstanding shares of our restricted stock, including these shares, see the sections of this prospectus entitled “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Future sales and issuances of our capital stock, or the perception that such sales may occur, could cause our stock price to decline.”, “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Substantial blocks of our total outstanding shares may be sold into the market when the lock-up period ends. If there are substantial sales of shares of our common stock, or the market perception that such sales may occur, the price of our common stock could decline.” and “Shares Eligible for Future Sale”.); and

•	Up to 41,667 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that we will issue to the underwriters in connection with this offering.

The number of shares of common stock outstanding as of March 31, 2019 includes 2,406,618 shares of restricted common stock that are subject to vesting. For information regarding vesting of such outstanding shares of restricted stock, see the sections of this prospectus entitled “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Future sales and issuances of our capital stock, or the perception that such sales may occur, could cause our stock price to decline.”, “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company—Substantial blocks of our total outstanding shares may be sold into the market when the lock-up period ends. If there are substantial sales of shares of our common stock, or the market perception that such sales may occur, the price of our common stock could decline.” and “Shares Eligible for Future Sale”.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of March 31, 2019, we had net tangible book value (deficit) of approximately $(1.5) million, or $(0.11) per share. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities divided by the number of shares of our common stock outstanding.

After giving effect to the sale of 3,333,333 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2019 would have been approximately $40.9 million, or approximately $2.37 per share. This amount represents an immediate increase in as adjusted net tangible book value of $2.48 per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $12.63 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

	Per Share
Assumed initial public offering price per share		$15.00
Net tangible book value (deficit) per share as of March 31, 2019	$(0.11)
Increase in net tangible book value per share attributable to this offering	$2.48
As adjusted net tangible book value per share after this offering		$2.37
Dilution per share to new investors participating in this offering		$12.63

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full at the assumed initial public offering price of $15.00 per share and after deducting the as adjusted net tangible book value would be $2.69 per share, representing an immediate increase to existing stockholders of $2.80 per share, and immediate dilution to new investors in this offering of $12.31 per share.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the dilution per common share to new investors purchasing shares of common stock in this offering by $0.82 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease the dilution per common share to new investors by $0.72 and $0.74 per share, respectively, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of March 31, 2019, the total number of shares of common stock owned by existing stockholders and to be owned by new investors purchasing shares of common stock in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,940,808	80.7%	$77,935,067	60.9%	$5.59
New investors	3,333,333	19.3%	$49,999,995	39.1%	$15.00
Total	17,274,141	100.0%	$127,935,062	100.0%	$7.41

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $3.3 million, $3.3 million and $0.20 per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $15.0 million, $15.0 million and $0.47 per share, respectively, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 500,000 additional shares of our common stock in this offering in full, the percentage of shares of common stock held by existing stockholders will be reduced to 78.4% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 3,833,333, or 21.6% of the total number of shares of common stock to be outstanding after this offering.

The tables and calculations above exclude 240,406 shares of common stock reserved for awards available for future issuance under our 2018 Equity Incentive Plan, as more fully described in the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2018 Equity Incentive Plan”. The tables and calculations above also do not give effect to 69,141 shares of restricted common stock that were forfeited and returned to the pool of shares of restricted common stock reserved for awards available for future issuance under our 2019 Equity Plan on April 11, 2019, and 88,548 shares of restricted common stock that were issued pursuant to our 2019 Equity Plan on May 17, 2019. See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2019 Equity Plan”.

Furthermore, we will issue stock options and stock awards in connection with and following this offering and we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution when new options are issued and exercised and stock awards are issued under our equity incentive plans or we issue additional shares of common stock or convertible debt or equity securities in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated statements of operations data and consolidated statement of cash flows data for the years ended December 31, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data and consolidated statement of cash flows data for the year-ended December 31, 2016, and the selected consolidated balance sheet data as of December 31, 2016, have been derived from the recasted consolidated financial statements of Mohawk Opco as if the Merger took place as of the earliest period presented. Those consolidated financial statements and related notes are not included in this prospectus. The selected consolidated financial data as of March 31, 2019 and for the three months ended March 31, 2018 and 2019 are derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair presentation of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The historical annual results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with the sections of this prospectus entitled “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenue	$18,124	$36,459	$73,279	$14,316	$17,846
Cost of goods sold (1)	11,856	22,781	47,296	10,849	11,175

Gross profit	6,268	13,678	25,983	3,467	6,671

Sales and distribution expenses (1)	11,155	26,928	40,467	8,793	9,274
Research and development expenses (1)	3,279	3,698	3,655	1,123	1,163
General and administrative expenses (1)	2,489	5,645	11,290	2,206	3,366

Operating loss	(10,655)	(22,593)	(29,429)	(8,655)	(7,132)
Interest expense, net	13	412	2,353	558	1,212
Other expense, net	(83)	24	(14)	(42)	45

Loss before income taxes	(10,585)	(23,029)	(31,768)	(9,171)	(8,389)
Provision for income taxes	—	38	55	—	—

Net loss	$(10,585)	$(23,067)	$(31,823)	$(9,171)	$(8,389)

Net loss per share, basic and diluted	$(1.51)	$(2.88)	$(3.13)	$(1.07)	$(0.73)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	7,022,045	8,004,804	10,160,879	8,575,950	11,534,190

(1)	Amounts include stock-based compensation expense as follows:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
Cost of goods sold	$—	$—	$—	$—	$—
Sales and distribution expenses	44	63	69	5	388
Research and development expenses	19	24	25	6	161
General and administrative expenses	21	959	525	153	951

Total stock-based compensation	$84	$1,046	$619	$164	$1,500

See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for further information.

Other Operating and Financial Data:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
Direct	$15,052	$35,968	$69,055	$12,112	$17,063
Wholesale	3,072	491	3,728	2,174	250
Managed SaaS	—	—	496	30	533

Net revenue	$18,124	$36,459	$73,279	$14,316	$17,846

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
EBITDA (2)	$(10,423)	$(22,359)	$(29,162)	$(8,546)	$(7,122)
Adjusted EBITDA (2)	$(10,422)	$(21,289)	$(28,557)	$(8,424)	$(5,577)

(2)

EBITDA and Adjusted EBITDA are not financial measures prepared in accordance GAAP. As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense, net and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus stock-based compensation and other expense, net. See the section of this prospectus entitled “Summary Consolidated Financial Data” for more information on Adjusted EBITDA.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, which is the most directly comparable financial measure presented in accordance with GAAP:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
Net loss	$(10,585)	$(23,067)	$(31,823)	$(9,171)	$(8,389)
Add (deduct)
Provision for income taxes	—	38	55	—	—
Interest expense, net	13	412	2,353	558	1,212
Depreciation and amortization	149	258	253	67	55

EBITDA	(10,423)	(22,359)	(29,162)	(8,546)	(7,122)

Other expense, net	(83)	24	(14)	(42)	45
Stock-based compensation	84	1,046	619	164	1,500

Adjusted EBITDA	$(10,422)	$(21,289)	$(28,557)	$(8,424)	$(5,577)

	As of December 31,			As of March 31,
	2016	2017	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$5,869	$5,297	$20,029	$12,974
Inventory	4,932	20,578	30,552	33,883
Working capital (1)	10,340	12,027	17,839	11,076
Total assets	13,370	31,171	58,007	54,384
Total current liabilities	2,255	18,198	39,563	42,781
Total debt	752	10,252	27,500	33,231
Total stockholders’ equity (deficit)	11,080	8,154	5,369	(1,495)

(1)	Working capital is calculated by subtracting current liabilities from current assets.

	Year-ended December 31,			Three months ended March 31,
	2016 (a)	2017 (a)	2018 (a)	2018 (a)	2019
	(in thousands)
Consolidated Statements of Cash Flow Data:
Cash used in operating activities	$(9,280)	$(28,759)	$(30,345)	$(9,739)	$(7,305)
Cash (used in) provided by investing activities	(631)	(125)	(26)	22	(10)
Cash provided by financing activities	752	28,596	45,293	7,361	4,627
Effect of exchange rate on cash	(41)	(34)	(11)	(4)	1

Net change in cash and restricted cash for period	$(9,200)	$(322)	$14,911	$(2,360)	$(11,923)

(a)

ASU 2016-18 requires retrospective application for all periods presented and as a result we have recasted our statement of cash flows for the years-ended December 31, 2016, 2017 and 2018 and the three months ended March 31, 2018 to reflect the adoption of ASU 2016-18, which was implemented on January 1, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this prospectus entitled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth in the sections of this prospectus entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Overview

Mohawk is a rapidly growing technology-enabled consumer products company. Mohawk was founded on the premise that if a CPG company was founded today, it would apply A.I. and machine learning, the synthesis of massive quantities of data and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

Since our founding in 2014, we have scaled our business in a rapid, capital-efficient manner, having raised $72.6 million of equity capital from inception through March 31, 2019. We have doubled net revenue each year since 2015, resulting in net revenue of $73.3 million in 2018, up 101.0% over 2017, with net losses of $31.8 million and $23.1 million for 2018 and 2017, respectively. For the three months ended March 31, 2019, we increased our net revenue by $3.5 million to $17.8 million from $14.3 million for the three months ended March 31, 2018, with net losses of $8.4 million and $9.2 million of the three months ended March 31, 2019 and March 31, 2018, respectively. We have launched and sold hundreds of SKUs on Amazon and other e-commerce platforms. Through the success of those products, we have grouped them and have incubated four owned and operated brands: hOme, Vremi, Xtava and RIF6. These product categories include home and kitchen appliances, kitchenware, environmental appliances (i.e., dehumidifiers and air conditioners), beauty related products and, to a lesser extent, consumer electronics.

hOmeLabs Ice Maker	Vremi Kitchen Set	Xtava Infrared Hair Straightener	hOmeLabs Dehumidifier

We believe we are reinventing how to rapidly and successfully identify new product opportunities and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as AIMEE (Artificial Intelligence Mohawk e-Commerce Engine). AIMEE combines large quantities of data, A.I., machine learning and other automation algorithms, at scale, to allow rapid opportunity identification and automated online sales and marketing of consumer products.

AIMEE sources data from various e-commerce platforms, the internet and publicly available data, allowing it to estimate and determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. AIMEE is also connected, through APIs, to multiple e-commerce platforms. This allows us to automate the purchase of marketing and to automate the change of pricing of product listings.

We generate revenue primarily through the online sales of our various digital native consumer products and substantially all of our sales are made through the Amazon US marketplace. AIMEE is integrated with marketplaces in the U.S., including Amazon, Walmart, Shopify and eBay, among others, and we intend to launch products in the future, managed by AIMEE, on marketplaces outside the U.S. In 2018, predominately through pilot programs, we began offering third party brands access to AIMEE through our managed SaaS business and, through AIMEE, we expect to grow this revenue in the future. In 2018, revenue from our managed SaaS business was $0.5 million. For the three months ended March 31, 2019, our revenue from our managed SaaS business was $0.5 million.

Merger

On September 4, 2018, pursuant to the Merger Agreement, MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. Pursuant to the Merger, we acquired the business of Mohawk Opco, an e-commerce technology provider.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, we had no operations, no cash and no debt. No stockholder obtained control of our Company as a result of the Merger. Mohawk Opco stockholders obtained 92% of our voting interests and continued to control our Company after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was intended to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger is reflected in the financial statements and financial disclosures as if the Merger was effective as of the earliest period presented. Operations prior to the Merger are the historical operations of Mohawk Opco.

Seasonality of Business and Product Mix

Our individual product categories are typically affected by seasonal sales trends primarily resulting from the timing of the summer season for certain of our environmental appliance products and the fall and holiday season for our small kitchen appliances and accessories. With our current mix of environmental appliances, the sales of those products tend to be significantly higher in the summer season. Further, our small kitchen appliances and accessories tend to have higher sales during the fourth quarter, which includes Thanksgiving and the December holiday season. As a result, our operational results and cash flows may fluctuate materially in any quarterly period depending on, among other things, adverse weather conditions, shifts in the timing of certain holidays and changes in our product mix.

Each of our products typically goes through three phases:

i.

Launch phase: During this phase, we leverage our technology to aggressively price and market our products, targeting opportunities identified by AIMEE. During this period of time and due to the combination of discounts and investment in marketing, our net margin for a product could be as low as negative 35%. Net margin is calculated by taking net revenue less cost of goods sold, less fulfillment, online advertising and selling expenses. These costs primarily reflect the estimated variable costs related to the sale of a product.

ii.

Sustain phase: Our goal is for every product we launch to enter the sustain phase and become profitable, with a target average of positive 10% net margin, within three months of launch. Net margin reflects automated adjustments in price and marketing spend. Over time, our products benefit from economies of scale stemming from purchasing power both with manufacturers and with fulfillment providers.

iii.

Milk or Liquidate: If a product does not enter the sustain phase or achieve profitability at each transaction or if the customer satisfaction of the product (i.e., ratings) is not satisfactory, then it will go to the liquidate phase and we will sell the remaining inventory. In order to enter the milk phase, we believe that a product must be well received and become a leader in its category in both customer satisfaction and volume sold as compared to its competition. Products in the milk phase that have achieved profitability should benefit from pricing power and we expect their profitability to increase accordingly. As of the date of this prospectus, none of our products have achieved the milk phase.

To date, our operating results have included a mix of products in the launch and sustain phases, and we expect such results to include a mix of products in all phases at any given period. Product mix can affect our gross profit and the variable portion of our sales and distribution expenses. Ultimately, we believe that the future cash flow generated by our products in the sustain phase will outpace the amount that we will reinvest into launching new products, driving profitability at the company level while we continue to invest in growth and technology.

Other Operating and Financial Data:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)			(in thousands)
Direct	$15,052	$35,968	$69,055	$12,112	$17,063
Wholesale	3,072	491	3,728	2,174	250
Managed SaaS	—	—	496	30	533

Net revenue	$18,124	$36,459	$73,279	$14,316	$17,846

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)			(in thousands)
EBITDA (1)	$(10,423)	$(22,359)	$(29,162)	$(8,546)	$(7,122)
Adjusted EBITDA (1)	$(10,422)	$(21,289)	$(28,557)	$(8,424)	$(5,577)

(1)

EBITDA and Adjusted EBITDA are not financial measures prepared in accordance GAAP. As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense, net and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus stock-based compensation and other expense, net. See the section of this prospectus entitled “Summary Consolidated Financial Data” for more information on Adjusted EBITDA.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, which is the most directly comparable financial measure presented in accordance with GAAP:

	Year-ended December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)			(in thousands)
Net loss	$(10,585)	$(23,067)	$(31,823)	$(9,171)	$(8,389)
Add (deduct)
Provision for income taxes	—	38	55	—	—
Interest expense, net	13	412	2,353	558	1,212
Depreciation and amortization	149	258	253	67	55

EBITDA	(10,423)	(22,359)	(29,162)	(8,546)	(7,122)

Other expense, net	(83)	24	(14)	(42)	45
Stock-based compensation	84	1,046	619	164	1,500

Adjusted EBITDA	$(10,422)	$(21,289)	$(28,557)	$(8,424)	$(5,577)

Financial Operations Overview

Net Revenue

We derive our revenue from the sale of consumer products, primarily in the United States. We sell products directly to consumers through online retail channels and through wholesale channels. Direct to consumer sales, which is currently the majority of our revenue, is done through various online retail channels. We sell on Amazon.com, Walmart.com, eBay, Shopify and our own websites, with substantially all of our sales made through Amazon.com. For all of our sales and distribution channels, revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs at the shipment date.

In 2018, predominately through pilot programs, we began offering third party brands access to AIMEE through our managed SaaS business. We expect to grow this revenue in the future. In 2018, revenue from our managed SaaS business was $0.5 million. For the three months ended March 31, 2019, our revenue from our managed SaaS business was $0.5 million.

Cost of Goods Sold—Cost of goods sold is comprised of the book value of inventory sold to customers during the reporting period. When circumstances dictate that we use net realizable value as the basis for recording inventory, we base our estimates on expected future selling prices less expected disposal costs. The Office of the U.S. Trade Representative (“USTR”) imposed additional tariffs on products imported from China. We contract manufacturers, through purchase orders, predominately in China, for our consumer products. As such, this exposes us to risks associated with doing business globally, including changes in tariffs, which impacts a significant number of our products and if proposed increases are enacted, the tariffs would impact all of our products. We believe tariff increases that have been implemented by the USTR will begin to impact our cost of goods sold at the end of the third quarter of 2019 as we expect to sell-through our pre-tariff inventory. We have planned our inventory purchases to delay the tariff impact to the second half of 2019. Once we sell through our pre-tariff inventory we expect to raise prices to offset the tariff impact. Although our pricing actions are intended to offset the full gross margin impact of tariff increases, there are no assurances that the pricing action will not reduce customer orders in the short-term.

Expenses

Research and Development Expenses—Research and development expenses include compensation and employee benefits for technology development employees, travel related costs and fees paid to outside consultants related to the development of our intellectual property.

Sales and Distribution Expenses—Sales and distribution expenses consist of online advertising costs, marketing and promotional costs, sales and platform commissions, fulfillment, warehouse costs and employee compensation and benefits. Costs associated with our advertising and sales promotion are expensed as incurred and are included in sales and distribution expenses. Shipping and handling expense is included in our consolidated statements of income in selling and distribution expenses. This includes pick and pack costs and outbound transportation costs to ship goods to customers performed by e-commerce platforms or incurred directly by our own fulfillment operations.

General and Administrative Expenses—General and administrative expenses include compensation and employee benefits for executive management, finance administration, legal and human resources, facility costs, travel, professional service fees and other general overhead costs.

Interest Expense, Net—Interest expense, net includes the interest cost from our credit facility and term loans and includes amortization of deferred finance costs and debt discounts from our MidCap credit facility and term loan.

Results of Operations

Comparison of Years Ended December 31, 2017 and 2018

The following table summarizes our results of operations for the years ended December 31, 2017 and 2018, together with the changes in those items in dollars:

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
Net revenue	$36,459	$73,279	$36,820	101.0%
Cost of goods sold	22,781	47,296	24,515	107.6

Gross profit	13,678	25,983	12,305	90.0
Sales and distribution expenses	26,928	40,467	13,539	50.3
Research and development expenses	3,698	3,655	(43)	(1.2)
General and administrative expenses	5,645	11,290	5,645	100.0

Operating loss	(22,593)	(29,429)	(6,836)	30.3
Interest expense, net	412	2,353	1,941	471.1
Other expense, net	24	(14)	(38)	(158.3)

Loss before income taxes	(23,029)	(31,768)	(8,739)	37.9

Provision for income taxes	38	55	17	44.7

Net loss	$(23,067)	$(31,823)	$(8,756)	38.0%

The following table sets forth the components of our results of operations as a percentage of revenue:

	Year-ended December 31,
	2017	2018
Net revenue	100.0%	100.0%
Cost of goods sold	62.5	64.5

Gross margin	37.5	35.5
Sales and distribution expenses	73.9	55.2
Research and development expenses	10.1	5.0
General and administrative expenses	15.5	15.4

Operating loss	(62.0)	(40.1)
Interest expense, net	1.1	3.2
Other expense, net	0.1	0.0

Loss before income taxes	(63.2)	(43.3)
Provision for income taxes	0.1	0.1

Net loss	(63.3)%	(43.4)%

Net Revenue

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
Direct	$35,968	$69,055	$33,087	92.0%
Wholesale	491	3,728	3,237	659.3
Managed SaaS	—	496	496	n/a

Net revenue	$36,459	$73,279	$36,820	101.0%

Revenue by Product Categories: The following table sets forth our net revenue disaggregated by product categories:

	Year-ended December 31,
	2017	2018
	(in thousands)
Cookware, kitchen tools and gadgets	$12,057	$11,463
Environmental appliances	7,815	34,017
Hair appliances and accessories	6,196	6,510
Small home appliances	4,242	14,800
Portable projectors, speakers and headphones	2,327	438
Batteries, chargers and other related accessories	1,208	1,760
Cosmetics, skincare, and heath supplements	—	2,464
All others	2,614	1,331

Total net product revenue	$36,459	$72,783
Managed SaaS	—	496

Total net revenue	$36,459	$73,279

Net revenue increased $36.8 million, or 101.0%, to $73.3 million during the year-ended December 31, 2018 compared to $36.5 million for the year-ended December 31, 2017. The increase was primarily attributed to increased direct sales volume of $33.1 million from new products launched in 2018 and the full year 2018 impact of products released in the second half of 2017. We also saw an increase in wholesale revenue of $3.2 million (predominately environmental appliances) versus the prior year as we had certain customers that desired wholesale arrangements on selected products in 2018 instead of allowing us to sell the products via a direct method. Wholesale is currently not a strategic focus for us, but we expect from time to time to sell our products via wholesale arrangements as we may determine that is the most advantageous channel for certain product categories we enter or for liquidation purposes. Finally, we saw SaaS revenue of $0.5 million for 2018 from pilot programs as we began offering access to AIMEE to third party brands. We expect to grow this revenue in the future.

In 2017 we began to sell environmental appliances (i.e., dehumidifiers and air conditioners), which accounted for approximately $7.8 million in net revenue in 2017 and accounted for $34.0 million in net revenue for 2018, an increase of $26.2 million or 335.8% versus 2017. We continued to expand our small home appliances products, which increased $10.6 million in net revenue to $14.8 million in 2018 as compared to 2017. We started to sell cosmetics, skincare, and heath supplements in 2018 which generated $2.5 million in net revenue for 2018. Net revenue from cookware, kitchen tools and gadgets was down slightly year-over-year by approximately $0.5 million as we focused the products in the categories to reduce the SKUs managed and sold. We recorded fewer sales of portable projectors, speakers and headphones and all other categories as we continue to focus our overall product portfolio, reducing net revenue from $4.9 million in 2017 to $1.7 million in 2018, a decrease of $3.2 million.

Cost of Goods Sold and Gross Margin

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
Cost of goods sold	$22,781	$47,296	$24,515	107.6
Gross profit	$13,678	$25,983	$12,305	90.0

Cost of goods sold increased $24.5 million, or 107.6%, to $47.3 million during the year-ended December 31, 2018 compared to $22.8 million for the year-ended December 31, 2017. The increase was primarily attributed to increased sales volume from new products launched in 2018 and the full year 2018 impact of products released in the second half of 2017.

Gross margin decreased to 35.5% for the year-ended December 31, 2018 compared to 37.5% for the year-ended December 31, 2017. The decrease was attributable to the recall charge of $1.6 million recorded in 2018 partially offset by product mix as the year-ended December 31, 2018 had a higher mix of higher margin product revenue versus the year-ended December 31, 2017. In addition, our gross margin may be impacted by our product mix (i.e., number of products in the sustain or launch phase). See Note 8 to our consolidated financial statements included elsewhere in this prospectus for additional information relating to the recall of certain of our hair dryers.

Sales and Distribution Expenses

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
Sales and distribution expenses	$26,928	$40,467	$13,539	50.3

Sales and distribution expenses increased by $13.5 million from $26.9 million for the year-ended December 31, 2017 to $40.4 million for the year-ended December 31, 2018. The increase in sales and distribution expenses for the year-ended December 31, 2018 compared to the prior year period was primarily attributable to the increase in net sales, which increased e-commerce platform commissions, online advertising and logistic expenses by $11.6 million to $33.8 million for the year-ended December 31, 2018 from $22.2 million in 2017. The year-ended December 31, 2018 sales and distribution expenses also increased versus the prior year period as we expanded our sales and distribution fixed costs by increasing headcount and office expenses by $2.0 million to $6.6 million for the year-ended December 31, 2018 by increasing our workforce in New York and Shenzhen.

As a percentage of net revenue, sales and distribution expenses decreased to 55.2% in the year-ended December 31, 2018 from 73.9% in the year-ended December 31, 2017. E-commerce platform commissions, online advertising and logistic expenses included within sales and distribution expenses, as a percentage of net revenue, were 46.1% for the year-ended December 31, 2018 as compared to 60.9% for the year-ended December 31, 2017. These variable costs decreased as we started, late in the second quarter of 2018, to fulfill product sales ourselves instead of fulfilling through e-commerce platform service providers, which allowed us to reduce our logistics spend and improve our product unit economics, especially on oversized goods. We have also been expanding our automation of online advertising spend as part of our product launches, which reduces our initial marketing spend per product. Our sales and distribution expenses, specifically our logistic expenses and online advertising, will vary year to year as they are dependent on our product mix (i.e., products in launch phase or sustain phase) and whether we fulfill products ourselves or through e-commerce platform service providers. After a product launches and reaches the sustain phase, we aim to maintain the product within its targeted level of profitability. This profitability can be impacted as each product has a unique fulfillment cost due to its size and weight. As such, products with less expensive fulfilment costs as a percentage of net revenue may allow for a lower gross margin, while still maintaining their targeted profitability level. Conversely, products with higher fulfillment costs will need to achieve a higher gross margin to maintain their targeted level of profitability. We expect to see future period costs savings in sales and distribution expenses as a percentage of net revenue as we continue to automate our online advertising, optimize our fulfillment operations cost and further add product revenue volume to allow us to further leverage our sales and distribution fixed costs.

Research and Development Expenses

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
Research and development expenses	$3,698	$3,655	$(43)	(1.2)

Research and development expenses decreased slightly by less than $0.1 million from $3.7 million for the year-ended December 31, 2017 to $3.7 million for the year-ended December 31, 2018. The decrease in research and development expenses was due primarily to the termination of our internet of things (“IoT”) development work, which was terminated during the three months ended March 31, 2018. We have also shifted the majority of our development work of AIMEE to lower cost regions, such as the Ukraine and Poland, and have been increasing the number of development contractors used but at a lower cost. We expect our research and development expenses to increase over time.

General and Administrative Expenses

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
General and administrative expenses	$5,645	$11,290	$5,645	100.0

General and administrative expenses increased by $5.7 million from $5.6 million for the year-ended December 31, 2017 to $11.3 million for the year-ended December 31, 2018. The increase in general and administrative expenses was primarily attributable to increase in headcount and overhead expense of $2.9 million as we built out our finance and administrative functions, increased legal and consulting fees from public company readiness and recall advisory legal fees of $2.2 million, certain employee termination payments of $0.4 million, an increase in insurance expense of $0.5 million as part of our increased sales in the period offset by a decrease in stock-based compensation of $0.4 million from the completion of the vesting of certain stock-based compensation.

Interest expense, net

	Year-ended December 31,		Change
	2017	2018	Amount	%
	(in thousands)
Interest expense, net	$412	$2,353	$1,941	471.1

Interest expense, net increased by $1.9 million from $0.4 million for the year-ended December 31, 2017 to $2.3 million for the year-ended December 31, 2018. The increase was primarily related to interest expense from our credit facility and term loan from MidCap, which commenced in October 2017. We expect interest expense to continue to increase as we continue to utilize our credit facility and purchase additional inventories as part of our growth strategy.

Results of Operations

Comparison of Three Months Ended March 31, 2018 and 2019

The following table summarizes our results of operations for the three months ended March 31, 2018 and 2019, together with the changes in those items in dollars:

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
Net revenue	$14,316	$17,846	$3,530	24.7%
Cost of goods sold	10,849	11,175	326	3.0

Gross profit	3,467	6,671	3,204	92.4
Sales and distribution expenses	8,793	9,274	481	5.5
Research and development expenses	1,123	1,163	40	3.6
General and administrative expenses	2,206	3,366	1,160	52.6

Operating loss	(8,655)	(7,132)	1,523	17.6
Interest expense, net	558	1,212	654	117.2
Other expense, net	(42)	45	87	207.1

Loss before income taxes	(9,171)	(8,389)	782	8.5

Provision for income taxes	—	—	—	—

Net loss	$(9,171)	$(8,389)	$782	8.5%

The following table sets forth the components of our results of operations as a percentage of revenue:

	Three months ended March 31,
	2018	2019
Net revenue	100.0%	100.0%
Cost of goods sold	75.8	62.6

Gross margin	24.2	37.4
Sales and distribution expenses	61.4	52.0
Research and development expenses	7.8	6.5
General and administrative expenses	15.4	18.9

Operating loss	(60.5)	(40.0)
Interest expense, net	3.9	6.8
Other expense, net	(0.3)	0.3

Loss before income taxes	(64.1)	(47.0)
Provision for income taxes	0.0	0.0

Net loss	(64.1)%	(47.0)%

Net Revenue

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
Direct	$12,112	$17,063	$4,950	40.9%
Wholesale	2,174	250	(1,924)	(88.5)%
Managed SaaS	30	533	503	1,676.7%

Net revenue	$14,316	$17,846	$3,530	24.7%

Revenue by Product Categories: The following table sets forth our net revenue disaggregated by product categories:

	Three months ended March 31,
	2018	2019
	(in thousands)
Cookware, kitchen tools and gadgets	$3,721	$2,039
Environmental appliances	5,194	6,563
Hair appliances and accessories	1,130	1,074
Small home appliances	3,225	4,230
Portable projectors, speakers and headphones	316	76
Cosmetics, skincare, and heath supplements	2	3,167
All others	698	165

Total net product revenue	$14,286	$17,313
Managed SaaS	30	533

Total net revenue	$14,316	$17,846

Net revenue increased $3.5 million, or 24.7%, to $17.8 million during the three months ended March 31, 2019 compared to $14.3 million for the three months ended March 31, 2018. The increase was primarily attributable to increased direct sales volume of $4.9 million, or 40.9%, from growth in our existing product portfolio from new products launched in 2019 and the full first quarter impact of products released in the second half of 2018. We also saw a decrease in wholesale revenue of $1.9 million (predominately environmental appliances) versus the prior year as we had certain customers that desired wholesale arrangements on selected products in 2018 instead of allowing us to sell the products via a direct method. Wholesale is currently not a strategic focus for us, but we expect from time to time to sell our products via wholesale arrangements as we may determine that is the most advantageous channel for certain product categories we enter or for liquidation purposes. Finally, we saw an increase in managed SaaS revenue of $0.5 million in the three months ended March 31, 2019 from pilot programs as we began formally offering access to AIMEE to third party brands in the third quarter of 2018. We expect to grow this revenue in the future.

Environmental appliances (i.e., dehumidifiers and air conditioners) accounted for approximately $5.2 million in net revenue for the three months ended March 31, 2018, and grew to $6.6 million for the three months ended March 31, 2019. We continued to expand our small home appliances products, which increased $1.0 million in net revenue to $4.2 million for the three months ended March 31, 2019 as compared to the prior year comparable quarter. We started to sell cosmetics, skincare and heath supplements in late 2018 and generated $3.2 million in net revenue from such products for the three months ended March 31, 2019. Net revenue from cookware, kitchen tools and gadgets was down approximately $1.7 million during the three months ended March 31, 2019 from the prior year comparable period as we focused on certain product categories to reduce the SKUs managed and sold. We recorded fewer sales of portable projectors, speakers and headphones, hair appliances and accessories and all other categories as we focused on other aspects of our overall product portfolio, reducing net revenue from $2.1 million in the three months ended March 31, 2018 to $1.3 million in the three months ended March 31, 2019, a decrease of $0.8 million.

Cost of Goods Sold and Gross Margin

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
Cost of goods sold	$10,849	$11,175	$326	3.0
Gross profit	$3,467	$6,671	$3,204	92.4

Cost of goods sold increased $0.3 million, or 3.0%, to $11.2 million during the three months ended March 31, 2019 compared to $10.9 million for the three months ended March 31, 2018. The increase was primarily attributable to increased sales volume from new products launched in 2019 and full first quarter impact of products released in the second half of 2018, offset by a decrease in wholesale revenue.

Gross margin increased to 37.4% for the three months ended March 31, 2019 compared to 24.2% for the three months ended March 31, 2018. The improvement in gross margin was due to the increase in direct sales and our managed SaaS business, which carry better margins than our wholesale business and improved product unit economics, as compared to the three months ended March 31, 2018. Our gross margin may also be impacted by our product mix (i.e., number of products in the sustain or launch phase) in any particular quarter.

Sales and Distribution Expenses

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
Sales and distribution expenses	$8,793	$9,274	$481	5.5

Sales and distribution expenses increased by $0.5 million from $8.8 million for the three months ended March 31, 2018 to $9.3 million for the three months ended March 31, 2019. E-commerce platform commissions, online advertising and logistic expenses were flat at $7.5 million for each of the three months ended March 31, 2018 and 2019. Although we increased our net revenue, these variable costs remained flat as we started, late in the second quarter of 2018, to fulfill product sales ourselves instead of fulfilling through e-commerce platform service providers, which allowed us to reduce our logistics spend and improve our product unit economics. For the three months ended March 31, 2019, our sales and distribution fixed costs also increased slightly by $0.1 million to $1.4 million versus the comparable prior year period as we completed the expansion of our sales and distribution headcount and other related expenses in the second half of 2018. The three months ended March 31, 2019 includes an increase in stock-based compensation expense to $0.4 million from $0.0 million in the comparable prior year period as we granted stock options in the fourth quarter of 2018. We expect our stock-based compensation expense, including within sales and distribution expenses, to increase materially in the future from the issuance and vesting of restricted common stock granted pursuant to the 2019 Equity Plan.

As a percentage of net revenue, sales and distribution expenses decreased to 52.0% in the three months ended March 31, 2019 from 61.4% in the three months ended March 31, 2018. E-commerce platform commissions, online advertising and logistic expenses included within sales and distribution expenses, as a percentage of net revenue, were 42.0% for the three months ended March 31, 2019 as compared to 52.4% for three months ended March 31, 2018. These variable costs decreased as we started, late in the second quarter of 2018, to fulfill product sales ourselves instead of fulfilling through e-commerce platform service providers, which allowed us to reduce our logistics spend and improve our product unit economics, especially on oversized goods. We have also been expanding our automation of online advertising spend as part of our product launches, which reduces our initial marketing spend per product. Our sales and distribution expenses, specifically our logistic expenses and online advertising, will vary quarter to quarter as they are dependent on our product mix (i.e., products in the launch phase or sustain phase) and whether we fulfill products ourselves or through e-commerce platform service providers. After a product launches and reaches the sustain phase, we seek to maintain the product within its targeted level of profitability. This profitability can be impacted as each product has a unique fulfillment cost due to its size and weight. As such, products with less expensive fulfilment costs as a percentage of net revenue may allow for a lower gross margin, while still maintaining their targeted profitability level. Conversely, products with higher fulfillment costs will need to achieve a higher gross margin to maintain their target level of profitability. We expect to see future period costs savings in sales and distribution expenses as a percentage of net revenue as we continue to automate our online advertising, optimize our fulfillment operations cost and further add product revenue volume to allow us to further leverage our sales and distribution fixed costs. However, those savings may vary on a quarter to quarter basis due to seasonality and product mix.

Research and Development Expenses

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
Research and development expenses	$1,123	$1,163	$40	3.6

Research and development expenses increased slightly by less than $0.1 million from $1.1 million for the three months ended March 31, 2018 to $1.2 million for the three months ended March 31, 2019. The increase in research and development expenses was attributable to an increase in stock-based compensation of $0.2 million for the three months ended March 31, 2019 as we granted stock options in the fourth quarter of 2018. We expect our stock-based compensation expense, including within research and development expenses, to increase materially in the future from the issuance and vesting of restricted common stock granted pursuant to the 2019 Equity Plan. The increase is offset by a shift of our development work of AIMEE to lower cost regions, such as the Ukraine and Poland, which increased the number of development contractors used but at a lower cost. We expect our research and development expenses to increase over time.

General and Administrative Expenses

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
General and administrative expenses	$2,206	$3,366	$1,160	52.6

General and administrative expenses increased by $1.2 million from $2.2 million for the three months ended March 31, 2018 to $3.4 million for the three months ended March 31, 2019. The increase in general and administrative expenses was primarily attributable to an increase in stock-based compensation of $0.8 million from the issuance of stock options to employees in the fourth quarter of 2018. We expect our stock-based compensation expense, including within general and administrative expenses, to increase materially in the future from the issuance and vesting of restricted common stock granted pursuant to the 2019 Equity Plan. We also saw an increase in headcount and overhead expense of $0.4 million as we built out our finance and administrative functions and increased our insurance coverage as compared to the three months ended March 31, 2018.

Interest expense, net

	Three months ended March 31,		Change
	2018	2019	Amount	%
	(in thousands)
Interest expense, net	$558	$1,212	$654	117.2

Interest expense, net increased by $0.6 million from $0.6 million for the three months ended March 31, 2018 to $1.2 million for the three months ended March 31, 2019. The increase was primarily related to increased interest expense under our credit facility and our term loan with Horizon, which we entered into on December 31, 2018. We expect interest expense to continue to increase as we continue to utilize our credit facility to purchase additional inventories as part of our growth strategy.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Consolidated Statements of Operations Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(in thousands)
Net revenue	$5,322	$5,631	$12,392	$13,114
Cost of goods sold	3,227	3,795	8,061	7,698

Gross profit	2,095	1,836	4,331	5,416
Sales and distribution expenses	4,331	4,094	8,491	10,012
Research and development expenses	836	736	1,003	1,123
General and administrative expenses	1,036	1,062	1,677	1,870

Operating loss	(4,108)	(4,056)	(6,840)	(7,589)
Interest expense, net	22	22	25	343
Other expense, net	78	(7)	(13)	(34)

Loss before income taxes	(4,208)	(4,071)	(6,852)	(7,898)

Provision for income taxes	—	5	—	33

Net loss	$(4,208)	$(4,076)	$(6,852)	$(7,931)

	Consolidated Statements of Operations Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Net revenue	$14,316	$14,588	$24,672	$19,703	$17,846
Cost of goods sold	10,849	10,808	14,262	11,377	11,175

Gross profit	3,467	3,780	10,410	8,326	6,671
Sales and distribution expenses	8,793	8,163	11,560	11,951	9,274
Research and development expenses	1,123	897	790	845	1,163
General and administrative expenses	2,206	3,130	2,767	3,187	3,366

Operating loss	(8,655)	(8,410)	(4,707)	(7,657)	(7,132)
Interest expense, net	558	506	439	850	1,212
Other expense, net	(42)	16	(19)	31	45

Loss before income taxes	(9,171)	(8,932)	(5,127)	(8,538)	(8,389)
Provision for income taxes	—	3	—	52	—

Net loss	$(9,171)	$(8,935)	$(5,127)	$(8,590)	$(8,389)

The following table sets forth components of results of operations as a percentage of net revenue:

	Consolidated Statements of Operations Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	60.6%	67.4%	65.1%	58.7%

Gross profit	39.4%	32.6%	34.9%	41.3%
Sales and distribution expenses	81.4%	72.7%	68.5%	76.3%
Research and development expenses	15.7%	13.1%	8.1%	8.6%
General and administrative expenses	19.5%	18.9%	13.5%	14.3%

Operating loss	(77.2%)	(72.0%)	(55.2%)	(57.9%)
Interest expense, net	0.4%	0.4%	0.2%	2.6%
Other expense, net	1.5%	(0.1%)	(0.1%)	(0.3%)

Loss before income taxes	(79.1%)	(72.3%)	(55.3%)	(60.2%)
Provision for income taxes	0.0%	0.1%	0.0%	0.3%

Net loss	(79.1%)	(72.4%)	(55.3%)	(60.5%)

	Consolidated Statements of Operations Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	75.8%	74.1%	57.8%	57.7%	62.6%

Gross profit	24.2%	25.9%	42.2%	42.3%	37.4%
Sales and distribution expenses	61.4%	56.0%	46.9%	60.7%	52.0%
Research and development expenses	7.8%	6.1%	3.2%	4.3%	6.5%
General and administrative expenses	15.4%	21.5%	11.2%	16.2%	18.9%

Operating loss	(60.5)%	(57.7)%	(19.1)%	(38.9)%	(40.0)%
Interest expense, net	3.9%	3.5%	1.8%	4.3%	6.8%
Other expense, net	(0.3%)	0.1%	(0.1%)	0.2%	0.3%

Loss before income taxes	(64.1)%	(61.2)%	(20.8)%	(43.3)%	(47.0)%
Provision for income taxes	0.0%	0.0%	0.0%	0.3%	0.0%

Net loss	(64.1)%	(61.2)%	(20.8)%	(43.6)%	(47.0)%

Non-GAAP Quarterly Results

	Consolidated Statements of Operations Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(in thousands)
Net loss	$(4,208)	$(4,076)	$(6,852)	$(7,931)
Add (deduct)
Provision for income taxes	—	5	—	33
Interest expense, net	22	22	25	343
Depreciation and amortization	58	63	62	75

EBITDA	(4,128)	(3,986)	(6,765)	(7,480)
Other expense, net	78	(7)	(13)	(34)
Stock-based compensation	597	110	123	216

Adjusted EBITDA	$(3,453)	$(3,883)	$(6,655)	$(7,298)

	Consolidated Statements of Operations Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Net loss	$(9,171)	$(8,935)	$(5,127)	$(8,590)	$(8,389)
Add (deduct)					—
Provision for income taxes	—	3	—	52
Interest expense, net	558	506	439	850	1,212
Depreciation and amortization	67	61	60	65	55

EBITDA	(8,546)	(8,365)	(4,628)	(7,623)	(7,122)
Other expense, net	(42)	16	(19)	31	45
Stock-based compensation	163	177	141	138	1,500

Adjusted EBITDA	$(8,425)	$(8,172)	$(4,506)	$(7,454)	$(5,577)

Net Revenue by Quarter

	Consolidated Statements of Operations Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(in thousands)
Direct	$4,970	$5,580	$12,350	$13,067
Wholesale	352	50	42	47
Managed SaaS	—	—	—	—

Net revenue	$5,322	$5,631	$12,392	$13,114

	Consolidated Statements of Operations Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Direct	$12,112	$13,129	$24,420	$19,393	$17,063
Wholesale	2,174	1,420	136	(2)	250
Managed SaaS	30	38	116	312	533

Net revenue	$14,316	$14,588	$24,672	$19,703	$17,846

Our quarterly net revenue increased consecutively for all periods presented, except for December 31, 2018, primarily due to the increase of the sales of our products. Our growth rate fluctuated from quarter to quarter and we expect that it will continue to do so due to a variety of factors, including the success of our products, the seasonality and related effects of our products, the timing of when we launch our products and the success of our online advertising and marketing campaigns. For example, in the three months ended December 31, 2018, we experienced a lower quarter over the previous quarter growth rate as our new products were released later in the fourth quarter and only had partial impact on that quarter’s result. Seasonality was more apparent in the three months ended September 30, 2018 as sales of our environmental appliances (i.e., dehumidifiers and air conditioners) are predominately highest in the third quarter. Seasonality is also apparent in the three months ended March 31, 2019 as the first quarter is typically our slowest because of a general purchasing slowdown following the holiday season and our current product mix tends to sell more in the summer season.

Our quarterly gross profit as a percentage of net revenue fluctuates period to period depending on our product mix, the volume of new products released each quarter, returns and discounts and other promotional factors which affect price. We expect our margins to fluctuate in future periods as we pursue higher value products and larger product markets, as well as expand our managed SaaS business. The three months ended June 30, 2018 includes a recall liability charge of $2.2 million and we have reduced that liability in the three months ended December 31, 2018 by $0.6 million offset by $0.3 million of inventory deposits written off.

Our sales and distribution expenses will fluctuate period to period depending on our product mix, the percentage of products we fulfill ourselves (typically larger sized items) as opposed to items fulfilled by Amazon (typically smaller sized items), the volume of new products released each quarter and our online advertising initiatives. Our sales and distribution expenses increased for all periods presented, except for the three months ended June 30, 2017, March 31, 2018, June 30, 2018 and March 31, 2019. The increase in sales and distribution expenses is primarily due to our increased sales volume, new product releases and marketing initiatives. The decreases in the three months ended June 30, 2017, and three months ended March 31, 2018 is due to reduced online advertising and fulfillment costs due to our product mix. The decrease in the three months ended June 30, 2018 and March 31, 2019 is due to decreased online advertising and fulfillment costs as we started to fulfill certain products ourselves as opposed of having fulfillment completed by e-commerce marketplace providers.

As a percentage of net revenue, sales and distribution expenses have decreased overall in 2018 from 2017 as we started to ship more oversized goods during the second half of the 2018, which we fulfilled ourselves versus fulfilled by e-commerce platform service providers. Sales and distribution expenses will fluctuate period to period depending on our product mix, the percentage of products we fulfill ourselves (typically larger sized items) as opposed to items fulfilled by Amazon (typically smaller sized items), the volume of new products released each quarter and our online advertising initiatives. For example, the three months ended December 31, 2018, saw a higher amount of goods fulfilled by Amazon versus the three months ended September 30, 2018 and as such a higher spend as a percentage of net revenue. The three months ended December 31, 2018, also includes charges for the set-up of warehouses including the shipping costs of strategically moving our goods to the appropriate warehouses. We expect to see future period costs savings in sales and distribution expenses as a percentage of net revenue as we continue to automate our online advertising and optimize our fulfillment operations cost.

Our research and development expenses fluctuate throughout the periods presented as we ramp up and ramp down our variable research and development resources, such as contractors. In particular, the increases in the three months ended September 30, 2017 and three months ended December 31, 2017 was attributable to our IoT development work, which was terminated in the three months ended March 31, 2018 and led to the reduced spend in the three months ended March 31, 2018 and three months ended June 30, 2018. We have also shifted the majority of our development work of AIMEE to lower cost regions, such as the Ukraine and Poland and have been increasing the number of development contractors used but at a lower cost. We expect our research and development expenses to increase over time but may not increase ratably by quarter.

Our general and administrative expenses increased for all periods presented, except for the three months ended September 30, 2018, primarily due to increased compensation and benefits as a result of growth in headcount and expansion of our administrative functions. Further, the three months June 30, 2018 and December 30, 2018 include certain employee termination expenses paid. Without these paid employee termination charges, general and administrative expenses for the September 30, 2018 period would be similar to the June 30, 2018 and December 31, 2018 expenses. We do expect our general and administrative cost to increase in future periods but not at the same rate as 2018.

Liquidity and Capital Resources

Cash Flows for Years Ended December 31, 2017 and 2018

The following table provides information regarding our cash flows for the years ended December 31, 2017 and 2018, respectively (in thousands):

	Year-ended December 31,
	2017	2018
	(in thousands)
Cash used in operating activities	$(28,759)	$(30,345)
Cash used in investing activities	(125)	(26)
Cash provided by financing activities	28,596	45,293
Effect of exchange rate on cash	(34)	(11)

Net change in cash and restricted cash for period	$(322)	$14,911

Net Cash Used in Operating Activities

Net cash used in operating activities was $28.8 million for the year-ended December 31, 2017 compared to $30.3 million of net cash used in operating activities for the year-ended December 31, 2018. The increase of $1.5 million in cash used in operating activities was primarily due to the increase in operating losses in the year-ended December 31, 2018. Cash used in operating activities was partially reduced by an improvement in working capital as compared to the prior year from inventory, offset by accounts payable, accruals and other liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.1 million for the year-ended December 31, 2017 compared to less than $0.1 million of net cash used in investing activities for the year-ended December 31, 2018. For the year-

ended December 31, 2017, $0.1 million in cash used in investing activities was due to the purchases for the establishment of our Shenzhen and Montreal offices. For the year-ended December 31, 2018, less than $0.1 million in cash used in investing activities was primarily due to the purchase of fixed assets, offset by the sale of certain fixed assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $28.6 million for the year-ended December 31, 2017 compared to $45.3 million of net cash provided by financing activities for the year-ended December 31, 2018. For the year-ended December 31, 2017, cash provided by financing activities was $28.6 million primarily due to the proceeds from Mohawk Opco’s Series B financing of $8.4 million, net of expenses, the proceeds from Mohawk Opco’s Series B-1 financing of $10.6 million, net of expenses, and borrowings from the 2017 Credit Facility (as defined below) and 2017 Term Loan (as defined below) of $10.3 million for the year-ended December 31, 2017, offset by the repayment of other term loans and other lease obligation net payments of $0.7 million. For the year-ended December 31, 2018, cash provided by financing activities was $45.3 million primarily due to the proceeds from Mohawk Opco’s Series C financing of $27.4 million, net of expenses, borrowings from the New Credit Facility (as defined below) of $10.9 million and proceeds from the Horizon Term Loan (as defined below) of $14.8 million, net of expenses, for the year-ended December 31, 2018, offset by the repayments of the 2017 Term Loan of $6.8 million and payments of $0.9 million equity offering costs which were deferred.

Cash Flows for Three Months Ended March 31, 2018 and 2019

The following table provides information regarding our cash flows for the three months ended March 31, 2018 and 2019, respectively:

	Three months ended March 31,
	2018	2019
	(in thousands)
Cash used in operating activities	$(9,739)	$(11,923)
Cash provided by (used in) investing activities	22	(10)
Cash provided by financing activities	7,361	4,627
Effect of exchange rate on cash	(4)	1

Net change in cash and restricted cash for period	$(2,360)	$(7,305)

Net Cash Used in Operating Activities

Net cash used in operating activities was $9.7 million for the three months ended March 31, 2018 compared to $11.9 million of net cash used in operating activities for the three months ended March 31, 2019. The increase in cash used in operating activities was driven by the increase in cash used for working capital from $1.2 million used to $5.4 million used for the three months ended March 31, 2019, primarily related to the increase of inventory during the period. Cash used in operating activities was partially reduced by a reduction of net loss after reconciling for non-cash items used in operating activities from $8.6 million used in the three months ended March 31, 2018 to $6.6 million used for the three months ended March 31, 2019.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was less than $0.1 million for the three months ended March 31, 2018 compared to less than $0.1 million of net cash used in investing activities for the three months ended March 31, 2019. For the three months ended March 31, 2018, less than $0.1 million in cash provided by investing activities was primarily due to sale of fixed assets. For the three months ended March 31, 2019, less than $0.1 million in cash used in investing activities was primarily from the purchase of fixed assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $7.4 million for the three months ended March 31, 2018, compared to $4.6 million of net cash provided by financing activities for the three months ended March 31, 2019. For the three months ended March 31, 2018, cash provided by financing activities of $7.9 million was from net borrowings under the 2017 Credit Facility, offset by $0.3 million in payments related to the 2017 Term Loan and $0.2 million in payments related to debt issuance costs. For the three months ended March 31, 2019, cash provided by financing activities of $5.5 million was from net borrowings from the New Credit Facility with MidCap, offset by $0.9 million in payments related to debt issuance costs and deferred equity fundraising costs.

Sources of Liquidity

We are an early-stage growth company. As a result, we are investing in launching new products, advancing our software and expanding our sales and distribution infrastructure to accelerate revenue growth and scale operations to support such growth. To fund this investment, we have incurred losses with the expectation that we will generate profitable revenue streams in the future. While management and our board of directors believes that we will eventually reach a scale where the growth of our product revenues will offset the continued investments required in launching new products, completing the development of our software, and our sales and distribution operations, we believe that the size and nascent stage of our target market justify continuing to invest in growth at the expense of short-term profitability. In pursuit of the foregoing growth strategy, we have incurred operating losses of $22.6 million and $29.4 million for the years ended December 31, 2017 and 2018, respectively, primarily due to the impact from our continued investment in launching new products, advancing our artificial intelligence software and building out our sales and distribution infrastructure. For the three months ended March 31, 2019, we incurred operating losses of $7.1 million.

In addition, at December 31, 2017 and 2018, we had an accumulated deficit of $39.2 million and $71.0 million, respectively, cash on hand amounted to $5.3 million and $20.0 million at December 31, 2017 and 2018, respectively, total outstanding borrowings from lenders amounted to $10.3 million and $27.5 million at December 31, 2017 and 2018, respectively, and total available capacity on borrowings amounted to $5.6 million and $1.4 million at December 31, 2017 and 2018, respectively. As of March 31, 2019, we had an accumulated deficit of $79.4 million, cash on hand of $13.0 million and total outstanding borrowings from lenders of $33.2 million. Moreover, we have not had a sufficient track record of improvement of our operating cash outflows. As such, in the event that we are unsuccessful in our ability to continue to reduce our cash outflows or obtain additional financing if such reduction in cash outflows is not achieved, we would be unable to meet our obligations as they become due within one year from the date the consolidated financial statements were issued. These negative financial conditions raise substantial doubt about our ability to continue as a going concern.

We plan to continue pursuing our growth strategy and fund our operations through external investment in the form of either equity or debt, such as this offering. In the past, we have successfully funded our losses to-date through three rounds of equity financing, beginning in July 2014 and continuing through our Series C financing round, which was completed in September 2018. As of December 31, 2018, we have raised over $72.6 million in equity financing to fund our operations. Further, in October 2017, we improved our working capital flexibility by securing a $30.0 million credit facility with Midcap and $7.0 million term loan and in November 2018, we exited the original credit facility with MidCap and entered into a new three-year $25.0 million revolving credit facility with MidCap, which can be increased, subject to certain conditions, to $50.0 million. Furthermore, on December 31, 2018, we entered into a new term loan agreement with Horizon obtaining a five-year $15.0 million term loan and repaying the outstanding amount of MidCap’s term loan of approximately $4.9 million. While there can be no assurance that future equity investments or issuance of debt will occur, our management believes our success in funding since inception will continue in the foreseeable future.

Our financial forecast for the next 12 months includes revenue growth, margin improvement as we achieve lower cost of goods sold by continuing to negotiate preferential terms and costs with certain key manufacturers, a reduction of certain fixed costs, an improvement in inventory management and reduction in operating cash deficit. In addition, management anticipates that we will not breach our financial covenants associated with our existing credit facility for the next twelve months. However, there can be no assurance that management’s forecast will be attained to maintain our liquidity to fund operations and/or maintain compliance with our covenants without future equity investments, such as this offering, or issuance of debt from outside sources. In the event of a breach of our financial covenants under the credit facility, outstanding borrowings would become due on demand absent a waiver from the lender.

MidCap Credit Facility and Term Loan

On October 16, 2017, we entered into a three-year $15.0 million revolving credit facility (the “2017 Credit Facility”) with MidCap pursuant to a Credit and Security Agreement. The 2017 Credit Facility accrued interest at LIBOR plus 5.75% for outstanding borrowings. We were required to pay a facility availability fee of 0.5% on the average unused portion of the facility. We incurred approximately $1.2 million in debt issuance costs, which was offset against the debt and will be expensed over the three years.

As part of the 2017 Credit Facility, we also obtained a three-year $7.0 million term loan (the “2017 Term Loan”) with MidCap. The 2017 Term Loan accrued interest at LIBOR plus 9.75% for outstanding borrowings and payments on principal were made on a monthly basis. The maturity date of the 2017 Term Loan was October 2020.

In October 2017, in connection with the 2017 Credit Facility and 2017 Term Loan, we issued to MidCap warrants to purchase 139,194 shares of our B-1 Preferred Shares at an exercise price of $5.029 per share. In connection with the Merger, the warrants became exercisable for 44,871 shares of our common stock at an exercise price of $15.60 per share. The warrants are exercisable and expire ten years from the date of original issuance. We utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.1 million, which has been recorded as a debt discount against the 2017 Credit Facility and 2017 Term Loan. For the year-ended December 31, 2017 and 2018, we expensed less than $0.1 million related to these warrants in each year.

On November 23, 2018, we exited the 2017 Credit Facility with MidCap and entered into a new three-year $25.0 million revolving credit facility (“New Credit Facility”) with MidCap. The New Credit Facility can be increased, subject to certain conditions, to $50.0 million. Loans under the New Credit Facility are determined based on percentages of our eligible accounts receivable and eligible inventory. The New Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. We are required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The New Credit Facility contains a minimum liquidity financial covenant that requires us to maintain a minimum of $5.0 million in cash on hand or availability in the New Credit Facility. In 2018, we incurred approximately $1.3 million in debt issuance costs which has been offset against the debt and will be expensed over the three years. Unamortized debt issuance costs of $0.7 million, relating to the 2017 Credit Facility, will be amortized in accordance with the terms of the New Credit Facility. As of December 31, 2018, there was $16.5 million outstanding on the New Credit Facility and an available balance of approximately $1.4 million. As of December 31, 2018, we were in compliance with the financial covenants contained in the New Credit Facility. As of March 31, 2019, there was $22.0 million outstanding on the New Credit Facility and an available balance of approximately $0.4 million. As of March 31, 2019, we were in compliance with the financial covenants contained in the New Credit Facility.

We recorded interest expense from the credit facilities of approximately $0.2 million and $1.2 million for the year-ended December 31, 2017 and 2018, respectively, which included $0.1 million and $0.4 million relating to debt issuance costs, respectively.

We recorded interest expense from the credit facilities of approximately $0.3 million and $0.7 million for the three months ended March 31, 2018 and 2019, respectively, which included $0.1 million and $0.2 million relating to debt issuance costs, respectively.

We recorded interest expense from the 2017 Term Loan of less than $0.2 million and $0.8 million for the year-ended December 31, 2017 and 2018, respectively, which included less than $0.1 million and less than $0.1 million relating to debt issuance costs, respectively. We recorded interest expense from the 2017 Term Loan of less than $0.2 million for three months ended March 31, 2018, which included less than $0.1 million relating to debt issuance costs.

On December 31, 2018, we repaid the 2017 Term Loan with MidCap for $4.9 million as part of the entering into the Horizon Loan Agreement, including $0.1 million of a prepayment penalty. We expensed the remaining debt issuance costs related to the 2017 Term Loan of $0.2 million including warrants.

Horizon Term Loan

On December 31, 2018, we entered into the Horizon Loan Agreement with Horizon. As part of the Horizon Loan Agreement, we obtained a five-year $15.0 million term loan (“Horizon Term Loan”). The Horizon Term Loan bears interest at 9.90% plus the amount by which one-month LIBOR (or, if LIBOR is no longer widely used or available, a successor benchmark rate, which successor rate shall be applied in a manner consistent with market practice, or if there is no consistent market practice, such successor rate shall be applied in a manner reasonably determined by Horizon) exceeds 2.50% for outstanding borrowings. Payments on principal are made on a monthly basis and the maturity date of the Horizon Term Loan is January 2023. The Horizon Loan Agreement contains minimum required EBITDA financial covenants that require us to achieve EBITDA of certain amounts based on the amount that we are permitted to borrow under the New Credit Facility (the “Revolving Line Indebtedness Cap”). The Horizon Loan Agreement also contains a cash collateral covenant that requires us to maintain a cash collateral account with an amount based on the Revolving Line Indebtedness Cap. The Horizon Loan Agreement also contains restrictive covenants that limit our ability to, among other things, transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, pay dividends, incur additional indebtedness and liens and enter into new businesses, without Horizon’s consent. As of December 31, 2018, we were in compliance with the financial covenants contained in the Horizon Term Loan.

In connection with the Horizon Loan Agreement, we issued to Horizon warrants to purchase an aggregate of 76,923 shares of our common stock at an exercise price of $15.60 per share. The warrants are exercisable and expire on the earlier of (i) ten years from the date of issuance or (ii) five years after the closing of our initial public offering of our common stock effected pursuant to a registration statement on Form S-1 filed under the Securities Act. We utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.9 million, which has been recorded as a debt discount against the Horizon Term Loan.

As of March 31, 2019, there was $15.0 million outstanding on the Horizon Term Loan and we were in compliance with the financial covenants contained in the Horizon Term Loan. We recorded interest expense from the Horizon Term Loan of $0.5 million for the three months ended March 31, 2019, which included $0.1 million of debt issuance costs.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to expand our product portfolio, expand internationally into different e-commerce marketplaces and further our development of AIMEE. Accordingly, we expect to need funding, such as this offering, in connection with our growth strategy. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our planned product and international expansions and delay or eliminate our development of AIMEE or our operations generally.

We expect to finance our cash needs through a combination of product revenue and one or more potential equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted. In addition, the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or services or grant licenses on terms that may not be favorable to us.

If we are unable to raise funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or services that we would otherwise prefer to develop and market ourselves.

Management believes that based upon our historical track record and committed investor base, it will be successful in financing the business until profitability but there is no guarantee that management will have the same success in the future.

Contractual Obligations

The following table summarizes certain contractual obligations as of December 31, 2018 (in thousands):

	Payments Due by Period
	Total	Year 1	Year 2 and 3	Year 4 and 5	More than 5 Years
	(in thousands)
Horizon Term Loan (1)	$19,213	1,509	$11,379	$6,325	$—
New MidCap Credit Facility	16,455	16,455	—	—	—
Operating Lease Obligations	755	629	126	—	—
Inventory Purchases	10,191	10,191	—	—	—

Total contractual obligations	$46,614	$28,784	$11,505	$6,325	$—

(1)

Includes estimated interest payments of $1.5 million in Year 1, $2.4 million in the Year 2 and Year 3 and $0.3 million in year 4 and 5. Interest was estimated based on a rate of 9.90% and estimated based on our anticipated future payments.

Inventory Purchases

As of December 31, 2017 and 2018, we had $8.4 million and $10.2 million, respectively, of inventory purchase orders placed with vendors waiting to be fulfilled.

Operating Lease Obligations

We have operating leases for our offices expiring at various dates through 2020. Rental expense for operating leases was $0.5 million and $0.7 million for the years-ended December 31, 2017 and 2018, respectively.

2019 Equity Plan and Former Transaction Bonus Plan

Effective March 20, 2019, we established the Mohawk Group Holdings, Inc. 2019 Equity Plan (the “2019 Equity Plan”). All awards previously allocated under our Transaction Bonus Plan, effective July 9, 2018 (the “Transaction Bonus Plan”) were replaced with grants under the 2019 Equity Plan.

The 2019 Equity Plan was adopted (i) to retain the best available personnel to ensure our success and accomplish our goals, and (ii) to incentivize our employees, directors and consultants with long-term equity-based compensation to align their interests with the interests of our stockholders, in both cases providing for additional compensation for which value will be recognized upon a liquidity event.

A total of 2,426,036 shares of our common stock have been reserved for issuance under the 2019 Equity Plan. The shares of our common stock to be issued under the 2019 Equity Plan shall be authorized, but unissued or reacquired shares, including shares that we repurchased on the open market or otherwise. Any shares that are forfeited, cancelled or are subject to an award that expires shall again be available for issuance under the 2019 Equity Plan. The only type of award permitted under the 2019 Equity Plan is an award of restricted stock (i.e., shares of our common stock that are subject to vesting).

Our board of directors or a committee appointed by our board of directors determines the terms and conditions of awards to be granted under the 2019 Equity Plan and which of our employees, directors and consultants shall receive awards. Notwithstanding the foregoing, our board of directors has approved a standard set of terms and conditions for awards granted under the 2019 Equity Plan, as described below.

In the event of a change in control, each outstanding award shall vest in full, and the participants shall be entitled to receive the same per-share consideration as our common stockholders.

The 2019 Equity Plan contains various provisions permitting our board of directors to terminate or otherwise recapture awards in the event of certain actions by a plan participant, including misuse of confidential information, a participant’s solicitation of certain of our employees and other service providers following termination of employment, or breaches of duties owed to us.

The 2019 Equity Plan terminates by its terms on March 20, 2022, or such earlier date as may be determined by our board of directors. Individual awards may not be modified to the detriment of the participant unless either (i) the participant consents to the modification in writing, or (ii) the modification applies uniformly to all participants and is approved by participants holding at least 70% of the shares subject to awards issued under the 2019 Equity Plan.

Recognizing that awards under the 2019 Equity Plan are intended to replace awards under the Transaction Bonus Plan, our board of directors has determined that the terms of awards to be granted under the 2019 Equity Plan shall, in general, match the terms of awards previously granted under the Transaction Bonus Plan. Restricted shares granted under the 2019 Equity Plan shall vest in substantially equal installments on the 6th, 12th, 18th and 24th monthly anniversary of an “Initial Public Offering”, which is defined as the closing of the first firm commitment underwritten public offering of our common stock registered pursuant to an effective registration statement under the Securities Act (other than a registration statement relating solely to the sale of securities to our employees or a registration relating solely to a Securities and Exchange Commission Rule 145 transaction) and which is expected to be the offering of shares of our common stock pursuant to the registration statement of which this prospectus forms a part, or, if earlier, upon a change in control, subject to continued service. Notwithstanding the foregoing, in the event a participant’s service is terminated due to an “involuntary termination”, which is generally defined as a termination by us without “cause”, a resignation by the participant for “good reason” or the participant’s death or disability, then, if an Initial Public Offering has already occurred, all of such participant’s shares shall immediately vest, and if an Initial Public Offering has not occurred, all of such participant’s shares will vest on the occurrence of an Initial Public Offering or, if earlier, upon a change in control. In the event of a forfeiture of shares granted under the 2019 Equity Plan or in the event that, upon an Initial Public Offering, there are unallocated shares under the 2019 Equity Plan, such shares are automatically reallocated to other participants in proportion to the number of shares covered by outstanding awards that each such participant holds. By its terms, the 2019 Equity Plan prohibits participants from making 83(b) elections under the Internal Revenue Code of 1986, as amended, which means that participants will recognize ordinary income equal to the fair market value of shares as shares vest and then any additional gain or loss upon subsequent disposition will be long-term capital gain or loss income if shares are held for more than 12 months following vesting, and the 2019 Equity Plan requires that participants make arrangements satisfactory to us to satisfy applicable tax withholding obligations.

Awards granted under the 2019 Equity Plan and not previously forfeited upon termination of service carry dividend and voting rights applicable to our common stock generally, irrespective of any vesting requirement.

On March 20, 2019, we issued, pursuant to our 2019 Equity Plan, an aggregate of 2,406,618 shares of restricted common stock to the former holders of Participation Units. On April 11, 2019, 69,141 shares of restricted common stock were forfeited and returned to the pool of shares of restricted common stock reserved for awards available for future issuance under our 2019 Equity Plan, and on May 17, 2019, 88,548 shares of restricted common stock were issued pursuant to our 2019 Equity Plan.

See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2019 Equity Plan” for additional disclosure regarding the 2019 Equity Plan.

Effective July 9, 2018, we established the Transaction Bonus Plan to provide a means by which select employees may be given incentives to remain with Mohawk through a liquidity transaction. Under the Transaction Bonus Plan, our board of directors could, by unanimous approval, grant contractual rights to receive payments (each right, a “Participation Unit”) to any full-time employees or independent contractors that had at least three months of service with us. Each Participation Unit represented a proportional interest in the amount set aside for participants of the Transaction Bonus Plan (the “Plan Pool”). Participation Units were deemed vested (meaning the units were then eligible to vest upon, or following, a subsequent liquidity event) in nine monthly installments on each of the nine monthly anniversaries of the date of grant, subject to continued employment with us or a subsidiary of ours. Upon the closing of a Sale of the Company (as defined in the Transaction Bonus Plan), the Participation Units would immediately and fully vest, subject to continued employment with us or a subsidiary of ours. Upon the closing of a Qualified IPO (as defined in the Transaction Bonus Plan), the Participation Units would immediately vest in full. Following a Qualified IPO, on each of the first four six-month anniversaries of the Qualified IPO, a participant was entitled to payments and distributions equal to 25% of the participant’s proportional interest of the Plan Pool, subject to continued service with us, but subject to earlier payment in the event of certain terminations of employment. If payments were triggered by the occurrence of a Qualified IPO, the Plan Pool would have been deemed funded one-third in cash and two-thirds in our common stock. The Transaction Bonus Plan was replaced by the 2019 Equity Plan and all awards previously allocated under the Transaction Bonus Plan were replaced with grants under the 2019 Equity Plan.

As of December 31, 2018, we had allocated 99.20% of the total Participation Units under the Transaction Bonus Plan, including 66.65% of the total Participation Units to our executive officers. No expense was recorded as of December 31, 2018, as the Transaction Bonus Plan was contingent on closing of the Sale of the Company or a Qualified IPO and the amount shares to be issued and value of such shares was to be determined based upon the value of such Qualified IPO or Sale of the Company. The Transaction Bonus Plan has subsequently been replaced by our 2019 Equity Plan. Under Accounting Standard Codification (“ASC”) Topic 718, we expect to record stock-based compensation expense related to grants made under the 2019 Equity Plan over the vesting period when the contingency of an initial public offering is achieved. We expect our stock-based compensation expense to increase materially in the future from the issuance and vesting of restricted common stock granted pursuant to the 2019 Equity Plan. We anticipate the total stock-based compensation expense for the 2019 Equity Plan to be approximately $46.9 million, which will be expensed over the two-year vesting period.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements and did not have any such arrangements during the years-ended December 31, 2017 and 2018.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our financial statements require the most significant judgments and estimates.

Revenue Recognition—We account for revenue in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers. Our revenue is generated from the sale of finished product to customers, through online retail channels and through wholesale channels. Those sales contain a single delivery element and revenue is recognized at a single point in time when ownership, risks and rewards transfer. Revenue from consumer product sales is recorded at the net sales price (transaction price), which includes an estimate of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. Our refund liability for sales returns was $0.2 million and $0.3 million at December 31, 2017 and 2018, respectively, which is included in accrued liabilities and represents the expected value of the refund that will be due to our customers. As of March 31, 2019, our refund liability for sales returns was $0.3 million.

Inventory and cost of goods sold—Our inventory consists almost entirely of finished goods. We currently record inventory on our balance sheet on a first-in first-out (“FIFO”) basis, or net realizable value, if it is below our recorded cost. Our costs include the amounts we pay manufacturers for product, tariffs and duties associated with transporting product across national borders and freight costs associated with transporting the product from our manufacturers to our warehouses, as applicable.

Stock-Based Compensation—Stock-based compensation expense to employees is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award). We estimate the fair value of stock options granted using the Black-Scholes option valuation model. Compensation expense is recognized over the vesting period of the applicable award using the straight-line attribution method.

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, the expected term of stock options, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, it must estimate the fair value of common stock, as discussed in the section “Common Stock Valuation” below.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon bonds with an equivalent remaining term of the stock options for each stock option group.

•	Expected Term. We determine the expected term based on the average period the stock options are expected to remain outstanding generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•

Expected Volatility. We determine the price volatility factor based on the historical volatility of publicly-traded industry peers. To determine our peer group of companies, we consider public companies in the technology industry and select those that are similar to us in size, stage of life cycle and financial leverage. We do not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity is relatively low.

•	Expected Dividend Yield. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes option-pricing model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. We recognize forfeitures as they occur, which results in a reduction in compensation expense at the time of forfeiture.

Common Stock Valuation The fair value of our common stock underlying stock options has historically been determined by our board of directors, with assistance from management and contemporaneous third-party valuations. Given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous third-party valuations of our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our common stock;

•	the market performance of comparable publicly-traded e-commerce and technology companies; and

•	the U.S. and global economic and capital market conditions and outlook.

In determining the fair value of our common stock, it estimated the enterprise value of our business using the market approach and the income approach. Under the income approach, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by our management and a terminal value for the residual period beyond the discrete forecast, which are discounted at our estimated weighted-average cost of capital to estimate our enterprise value. Under the market approach, a group of guideline publicly-traded companies with similar financial and operating characteristics as us is selected, and valuation multiples based on the guideline public companies’ financial information and market data are calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to our historical and forecasted revenue results. The estimated enterprise value is then allocated to the common stock using the Option Pricing Method (“OPM”), and the Probability Weighted Expected Return Method (“PWERM”), or the hybrid method. The hybrid method applied the PWERM utilizing the probability of an exit scenario, and the OPM was used in the remaining private scenario.

For options granted prior to October 2018, we have used a hybrid method to determine the fair value of our common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation using a PWERM. Our approach for options granted starting in October 1, 2018 included the use of an initial public offering scenario and a scenario assuming continued operation as a private entity. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” (“EGC”) can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

In addition, as an EGC, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. We will remain an EGC until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC (i.e., the first day of the fiscal year after we have (1) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (2) been public for at least 12 months).

Recent Accounting Pronouncements

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Adopted Accounting Standards

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. For public business entities, this standard is effective for annual and interim reporting periods beginning after December 15, 2016. For all other entities, this standard is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities in any interim or annual period for which financial statements have not been issued or made available for issuance. We adopted this ASU beginning January 1, 2018 with no material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18. ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash and restricted cash. Therefore, amounts generally described as restricted cash should be included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. ASU 2016-18 requires retrospective application for all periods presented and as a result we have recasted our statement of cash flows for the years-ended December 31, 2016, 2017 and 2018 and the three months ended March 31, 2018 to reflect the adoption of ASU 2016-18, which was implemented on January 1, 2019.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting,” which provides guidance on the various types of changes which would trigger modification accounting for share-based payment awards. In summary, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The amendments are applied prospectively to awards modified on or after the adoption date. The new guidance was adopted on January 1, 2019 with no material impact on the condensed consolidated financial statements.

Pending Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. This ASU is effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) (“ASU 2018-02”). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Cuts and Jobs Act on items within accumulated other comprehensive income (loss). The guidance will be effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements.

On August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. The amendments in this ASU are the result of a broader disclosure project called FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. This ASU is effective for all annual reporting periods beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting, which expands the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. This ASU is effective for all annual reporting periods beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form, or may be in the form of, money market funds or marketable securities and are or may be invested in U.S. Treasury and U.S. government agency obligations. Due to the short-term maturities and low risk profiles of our investment, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our investments. We do not currently use or plan to use financial derivatives in our investment portfolio or engage in hedging transactions to manage our exposure to interest rate risk.

In addition, we have outstanding debt under the MidCap Credit Agreement that bears interest. As of March 31, 2019, our outstanding indebtedness in our credit facility was $22.0 million, which bears interest at a rate of LIBOR plus 5.75%. We also have outstanding debt under the Horizon Term Loan. As of March 31, 2019, our outstanding indebtedness in our term loan was $15.0 million, which bears interest at 9.90% plus the amount by which one-month LIBOR (or, if LIBOR is no longer widely used or available, a successor benchmark rate, which successor rate shall be applied in a manner consistent with market practice, or if there is no consistent market practice, such successor rate shall be applied in a manner reasonably determined by Horizon) exceeds 2.50%. We do not believe that an immediate 10% increase in interest rates would have a material effect on interest expense for our MidCap credit facility or the Horizon Term Loan, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest.

We are currently exposed to market risk related to changes in foreign currency exchange rates. We do not currently engage in hedging transactions to manage our exposure to foreign currency exchange rate risk as we do not currently believe our exposure is material. Sales outside of the United States represented less than 3% of our net revenue for the years-ended December 31, 2017 and 2018 and less than 1% of our net revenue for each of the three months ended March 31, 2018 and 2019. Currently, our revenue-producing transactions are primarily denominated in U.S. dollars; however, as we continue to expand internationally, our results of operations and cash flows may increasingly become subject to fluctuations due to changes in foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to foreign currencies in which we incur expenses, our foreign-currency based expenses will increase when translated into U.S. dollars. In addition, future fluctuations in the value of the U.S. dollar may affect the price at which we sell our products outside the United States. To date, our foreign currency risk has been minimal and we have not historically hedged our foreign currency risk; however, we may consider doing so in the future.

Inflation would generally affect us by increasing our cost of labor and overhead costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the period and years-ended December 31, 2017 and 2018.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audits of our 2017 and 2018 consolidated financial statements, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness.

The material weakness identified in our internal control over financial reporting in 2017 primarily related to our accounting and proprietary systems used in our financial reporting process not having the proper level of controls. As a result, journal entries were prepared and posted to our accounting system without evidence of an independent review. In addition, our accounting and proprietary systems lacked controls over access, and program change management that are needed to ensure access to financial data is adequately restricted to appropriate personnel.

During 2018, we took certain actions towards remediating the material weakness, which included implementing an accounting system that has the ability to better manage segregation of duties and controls over the preparation and review of journal entries and adding finance personnel and information technology personnel. As we are still in the process of establishing the appropriate controls and finalizing the implementation of our accounting systems, in connection with the audit of our 2018 consolidated financial statements, we and our independent registered public accounting firm concluded that there remains a material weakness related to the limited size of the finance department, a lack of proper segregation around preparation and review of certain account reconciliations and certain journal entries. Finally, there is also a material weakness related to our controls which are not designed effectively over the review of complex accounting matters.

We cannot assure you that the steps we are taking will be sufficient to remediate our material weakness or prevent future material weaknesses or significant deficiencies from occurring.

See the section of this prospectus entitled “Risk Factors—Risks Related to Our Businesses, Strategies, Technology and Industry—We have previously identified a material weakness in our internal control over financial reporting. Such material weaknesses may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.”

BUSINESS

Overview

Mohawk is a rapidly growing technology-enabled consumer products company. Mohawk was founded on the premise that if a CPG company was founded today, it would apply A.I. and machine learning, the synthesis of massive quantities of data and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

Since our founding in 2014, we have scaled our business in a capital-efficient manner, having raised $72.6 million of equity capital from inception through March 31, 2019. We have doubled net revenue each year since 2015, resulting in net revenue of $73.3 million in 2018, up 101.0% over 2017, with net losses of $31.8 million and $23.1 million for 2018 and 2017, respectively. For the three months ended March 31, 2019, we increased our net revenue by $3.5 million to $17.8 million from $14.3 million for the three months ended March 31, 2018, with net losses of $8.4 million and $9.2 million for the three months ended March 31, 2019 and March 31, 2018, respectively. We have launched and sold hundreds of SKUs on Amazon and other e-commerce platforms. Through the success of those products, we have grouped them and have incubated four owned and operated brands: hOme, Vremi, Xtava and RIF6. These product categories include home and kitchen appliances, kitchenware, environmental appliances (i.e., dehumidifiers and air conditioners), beauty related products and, to a lesser extent, consumer electronics.

hOmeLabs Ice Maker	Vremi Kitchen Set	Xtava Infrared Hair Straightener	hOmeLabs Dehumidifier

We believe we are reinventing how to rapidly and successfully identify new product opportunities and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as AIMEE. AIMEE combines large quantities of data, A.I., machine learning and other automation algorithms, at scale, to allow rapid opportunity identification and automated online sales and marketing of consumer products.

AIMEE sources data from various e-commerce platforms, the internet and publicly available data, allowing it to estimate and determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. AIMEE is also connected, through APIs, to multiple e-commerce platforms. This allows us to automate the purchase of marketing and to automate the change of pricing of product listings.

We generate revenue primarily through the online sales of our various digital native consumer products and substantially all of our sales are made through the Amazon US marketplace. AIMEE is integrated with marketplaces in the U.S., including Amazon, Walmart, Shopify and eBay, among others, and we intend to launch products in the future, managed by AIMEE, on marketplaces outside the U.S. In 2018, predominately through pilot programs, we began offering third party brands access to AIMEE through our managed SaaS business, and through AIMEE, we expect to grow this revenue in the future. In 2018, revenue from our managed SaaS business was $0.5 million. For the three months ended March 31, 2019, our revenue from our managed SaaS business was $0.5 million.

See the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” for further information.

Our Platform

AIMEE, our proprietary technology platform, allows us to identify product and market opportunities and to execute and manage online marketing strategies. In addition, AIMEE’s innovative data analytics platform provides real-time inventory visibility allowing us to automate and manage the life-cycle of our consumer product portfolio.

Using data and analysis provided by AIMEE, we determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. We contract manufacturers, predominately in China, to manufacture our consumer products. Through purchase orders, we have employees in China that perform sourcing, product testing, manufacturer qualification, quality assurance and control and purchasing, among other things. We take ownership and import these goods from China through various transportation methods via third party transporters. We use a combination of Amazon warehouses, other third-party warehouses and logistics partners to fulfill direct-to-consumer orders through agreements or terms of services. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across 95% of the U.S. market. Our sales, marketing and fulfilment are substantially integrated into AIMEE, which allows us to automate price, media buying, search engine optimization and shipping.

AIMEE is being developed to be product agnostic and we believe it can help us identify opportunities in most product categories and its other lifecycle capabilities can be applied to any consumer product. To date, we have focused more towards products that require limited internal research and development, where small but meaningful data-driven adjustments to the product can be leveraged to address customer needs. We aggressively market our products at launch to capture highly visible virtual shelf space. When combined with social proof for our product, we believe we can create long term revenue streams for our business that will require limited human touch as AIMEE’s functionality continues to be developed to autonomously optimize certain proprietary online marketing strategies for the product. Our large and growing data set provides the foundation for proprietary algorithms that AIMEE is being developed to executes throughout our business, including algorithms that predict and drive purchase behavior, forecast demand and optimize inventory. We believe our data-driven approach, powered by AIMEE, positions us for success in the massive and growing global e-commerce market.

AIMEE’s functionality is comprised of three modules that are in various stages of development and that operate today in combination with human judgment:

Market Research. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on consumer sentiment, product trends and attributes and competitive landscape analysis, among other things.

Financial Planning & Analysis. AIMEE’s financial planning and analysis functionality is being developed to perform product cash flow projections at the individual product level, provides visibility into product pipeline and compares projections against real-time results.

Automated Marketing Strategy Execution. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages, at intervals of one minute to one hour, price, media buying, product listing health, SEO and inventory levels. AIMEE’s architecture continues to be developed to learn new skills and to execute complex tactics and strategies. We are expanding AIMEE’s capabilities to include the development of financial models to be used to execute automated marketing strategies.

We continue to develop AIMEE’s capabilities, including with respect to forecasting, inventory management, online marketing and other aspects, which today involve human judgment. We believe that AIMEE can be applied to other non-competing products and have launched pilot programs for our managed SaaS business with third-party brands. While this SaaS business was not material to fiscal year 2018 revenue, we believe there is significant potential for implementation of our platform by other non-competitive companies.

Our Business Model

Mass market consumers have access to increasingly more data and select products based on their analysis of value and price as opposed to relying primarily on brand equity. In light of this, we believe that the model followed by CPG brands in the past, leveraging TV and magazine advertising campaigns to make consumers feel comfortable with their purchase through non-measurable claims of quality, will become obsolete. Thanks to the technologies powering retail today, consumers can make purchasing decisions based on a combination of other customer ratings (which provide measurable claims of quality), price, feature comparison and other factors.

Our mission is to create brands that deliver to our customers measurably superior products than the incumbents by infusing technology throughout the entire value chain. We believe that this makes it possible for us to launch evergreen products with features that customers have indicated are the most important to them and with profitable unit economics. With scale, we gain purchasing power both at the product level and at the overall fulfillment level, which improves our profitability.

We strive to and believe in continuously automating and optimizing every aspect of our business through technology so that our overhead remains modest in relation to the number of products we create and manage. AIMEE allows us to track unit economics, which we believe, combined with the automation of our fixed costs, will allow us to disrupt and scale the business model of CPG.

Our product lifecycle can be summarized as follows:

1.	We use AIMEE to analyze shopping-related data points, perform product cash flow projections at the product level and detect product opportunities in the online markets.

2.	We manufacture products under our owned and operated brands based on the data analyzed by AIMEE and aim to deliver such products within six to eight months.

3.	Each of our products then typically goes through three phases:

i.

Launch phase: During this phase, we leverage our technology to aggressively price and market our products, targeting opportunities identified by AIMEE. During this period of time and due to the combination of discounts and investment in marketing, our net margin for a product could be as low as negative 35%. Net margin is calculated by taking net revenue less cost of goods sold, less fulfillment, online advertising and selling expenses. These costs primarily reflect the estimated variable costs related to the sale of a product.

ii.

Sustain phase: Our goal is for every product we launch to enter the sustain phase and become profitable, with a target average of positive 10% net margin, within three months of launch. Net margin reflects automated adjustments in price and marketing spend. Over time, our products benefit from economies of scale stemming from purchasing power both with manufacturers and with fulfillment providers.

iii.

Milk or Liquidate: If a product does not enter the sustain phase or achieve profitability at each transaction or if the customer satisfaction of the product (i.e., ratings) is not satisfactory, then it will go to the liquidate phase and we will sell the remaining inventory. In order to enter the milk phase, we believe that a product must be well received and become a leader in its category in both customer satisfaction and volume sold as compared to its competition. Products in the milk phase that have achieved profitability should benefit from pricing power and we expect their profitability to increase accordingly. As of the date of this prospectus, none of our products have achieved the milk phase.

To date, our operating results have included a mix of products in the launch and sustain phases, and we expect such results to include a mix of products in all phases at any given period. Product mix can affect our gross profit and the variable portion of our sales and distribution expenses. Ultimately, we believe that the future cash flow generated by our products in the sustain phase will outpace the amount that we will reinvest into launching new products, driving profitability at the company level while we continue to invest in growth and technology.

Time to Market Advantage vs Incumbents

Market Opportunity & Industry

The e-Commerce Industry is Experiencing Massive Growth and Technology is Driving Transformation Across Consumer Product Industries and Marketplaces

According to eMarketer’s June 2017 publication, as consumers shift to digital marketplaces, the global e-commerce market is forecasted to grow to approximately $4.5 trillion in 2021, from $2.3 trillion in 2017, representing a compound annual growth rate of 18.3%. Technological innovation has profoundly impacted how consumers discover and purchase products, forcing businesses to adapt in order to engage effectively with online consumers. We believe that the future of the consumer product industry will be driven by the ability of companies to quickly synthesize massive quantities of data in real time to create actionable insights that address consumer needs in a dynamically changing marketplace. We believe that new, highly powered data driven business models that embrace these changes and deeply focus on the consumer will be the winners in this rapidly changing environment. We also believe that human beings cannot accurately and efficiently process the massive quantities of various data points required to address real-time dynamic marketplace changes. We believe that our data-driven approach, AIMEE, positions us for success to address these structural shifts as consumers move to digital marketplaces to satisfy their needs.

Many CPG Companies Have Failed to Adapt to Changing Consumer Behavior in the e-Commerce Market

In recent years, the traditional brick-and-mortar CPG industry has experienced a number of structural shifts and trends. E-commerce continues to take market share from brick-and-mortar CPG companies. We believe the traditional brick-and-mortar CPG industry has been slow to react to changing consumer needs in the digital age. In addition, smaller digital native brands, brands whose products are only sold online, are also taking market share from traditional incumbent consumer product companies. Digital native brands that sell direct-to-consumer with competitive pricing and product features, meanwhile, can garner significant social proof in the form of reviews and have deeper relationships with their consumer base. According to the Catalina Report for the year-

ended June 2015, the top 100 CPG companies across various product categories, as a group, experienced a decline in sales and most experienced a decline in market share. We believe this is due to increasing consumer preference for online marketplaces where these incumbent CPG companies have been less successful in competing. The creation of online marketplaces has removed certain barriers to entry for new businesses in the CPG industry. Newer, more agile, data driven CPG companies, like Mohawk, have the ability to better understand what consumers are looking for in real time and to make our products visible to consumers on the right virtual shelves and at efficient costs.

The Consumer Journey is Data-Driven and No Longer Relies Primarily on Brand Value to Drive Buying Decisions

We believe online consumers are becoming less brand-focused due to the availability of data search engines that allow consumers to make more informed buying decisions for competitive offerings based on price discovery, product features and social proof in the form of product ratings and consumer reviews, among other things. According to BloomReach’s 2016 research, when consumers searched for a product in September 2016, approximately 55% of consumers began with Amazon, approximately 28% began with a search engine and approximately 16% began with another retailer. We believe a majority of millennials have no real preference between private-label and national brands. In addition, according to Google’s 2015 published research, approximately 40% of product searches are for broad category queries like bedroom furniture or women’s athletic clothing instead of brand focused searches. Instead, the consumer journey begins with a search for specific features that speak to customer needs. We believe our platform addresses these changes in shopping behavior in a precise and scalable way. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences, which allows us to quickly develop products that delight consumers. AIMEE’s algorithms also allow us to manage the online marketing strategies of our products to ensure they remain highly visible for relevant searches.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

Visionary, Founder-Led Management Team. We are led by our founder, Yaniv Sarig, who has a unique combination of knowledge of and passion for automation, AI and machine learning, and a deep understanding of e-commerce marketplaces. Senior executive and board members bring diverse expertise from companies such as Airpush (from 2011 to 2017), Atari (from 2008 to 2010), Bloomberg (from 2011 to 2012), L’Oreal (from 2011 to 2016), Perion (from 2010 to 2015) and Warby Parker (from 2016 to 2018).

Highly Scalable AI-Based Proprietary Technology Platform. We believe our platform, AIMEE, allows us to rapidly and successfully identify new product opportunities and to launch, market and sell products in the rapidly growing global e-commerce market faster than the traditional brick-and-mortar CPG industry. We believe this brings tremendous competitive advantage in the fast-changing consumer goods landscape.

Faster, Data-Driven, Automated Product Development Cycles. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on consumer sentiment, product trends and attributes and competitive landscape analysis, among other things. We believe this allows our technologies to achieve and maintain a higher than industry average product success rate.

AIMEE is Product Category Agnostic. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preference which allows us to quickly develop products that delight consumers.

Culture of Innovation. Innovation is intrinsic to Mohawk. We believe that technology will continue to enable a better CPG business model and we will continue to pioneer innovation.

Data-Driven, Automated Marketing Engine. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages at intervals of one minute to one hour, price, media buying, product listing health, SEO and inventory levels. We believe these capabilities will give us a competitive advantage over traditional consumer goods companies.

Integrated Fulfillment Program. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across approximately 95% of the U.S. market.

Our Growth Strategy

The key elements of our growth strategies include:

•	Pursue higher value products and larger product markets;

•	Expand into international markets and online marketplaces in those international markets;

•	Continue to optimize unit economics on existing product portfolio;

•	Continue to expand into new domestic e-commerce marketplaces;

•	Monetize AIMEE platform by providing managed SaaS to third-party brands;

•	Expand sales through our own branded websites;

•	Opportunistically add new products and categories through acquisition; and

•	Drive manufacturing and logistics costs down from purchasing power.

Consumer Products

We have used AIMEE to create a portfolio of four owned consumer product brands and have hundreds of SKUs available for sale. AIMEE’s idea generator is product agnostic and can generate product opportunities in most product categories.

Illustrative Unit Economics

We believe successful products will go through two initial phases in their life cycle and potentially a third phase for products that achieve high success. The first phase is the launch phase, which, based on our experience, can last up to three months. During the launch phase, the product is introduced into the marketplace, advertising spend is aggressive and we focus on search optimization and the development of social proof that the product is meeting customer needs. The second phase is the sustain phase. A product enters this phase once it reaches a targeted average price and level of profitability that we believe can be sustained once we have reduced the initial investment in marketing for the product. We believe, depending on seasonality, that net revenue will increase approximately one or two quarters after a new product launches. The third phase, which none of our products have achieved to date, is the “milk” phase, where a product continues to outperform other competitive products in the applicable category and, as a result, we are able to charge a premium based on the value perceived by customers who are searching for such product. Whether a product will achieve the milk phase depends on a variety of factors, including the competitive dynamics in the applicable product category and, in general, could take a substantial period of time to achieve. In the event that a product does not achieve the sustain phase, or in cases where it is unable to remain profitable during the sustain phase, the product enters the liquidate phase and we discontinue investment in the product and sell down remaining inventory online or through other distribution channels.

The table below illustrates a hypothetical product’s financial performance as it goes through the various phases of our product lifecycle. The table depicts a hypothetical level of net revenue together with estimated gross profit, fulfillment and selling expense and marketing expense, in each case as a percentage of net revenue. These costs primarily reflect the estimated variable costs related to the sale of a product. These amounts are used to determine the product’s net margin as a percent of net revenue. The three phases can be seen in the columns labeled “Launch (3 Months)”, “Sustain (Annualized)” and “Milk (Annualized)”. The column labeled “Sustain Only with Economies of Scale (Annualized”) includes figures that depict a product that has successfully reached the sustain phase with improved gross profit as a percent of net revenue and reduced fulfillment and selling expenses as a percent of net revenue as a result of achieving hypothetical economies of scale. The column labeled “2 Product Portfolio: 1 Sustain + 1 Launch (1 Month)” depicts one month of financial performance for a two product portfolio where one product is in the launch phase and the other product is in the sustain phase. The net revenue for this column is calculated by taking one-third of net revenue from the “Launch (3 Months)” column and one-twelfth of the net revenue in the “Sustain (Annualized)” column. The remaining percentages in the “2 Product Portfolio: 1 Sustain + 1 Launch (1 Month)” column are the weighted-averages from the one third of net revenue from the “Launch (3 Months)” column and one-twelfth of the net revenue in the “Sustain (Annual)”. At any point in time, we will have a blend of products primarily in the launch and sustain phases and we expect that the impact on financial performance from products in the launch phase will decrease over time as a greater portion of our product portfolio is in the sustain phase.

The table below illustrates a hypothetical product launch based on a series of assumptions and does not purport to be indicative of the performance that may be achieved for any specific product. Although management believes the assumptions used preparing this illustration were reasonable as of the date of this prospectus, these assumptions may not prove to be correct. As a result, actual results of any product launch could differ materially from this illustration.

(in dollars)	Launch (3 Months)	Sustain (Annualized)	Sustain Only with Economies of Scale (Annualized)	2 Product Portfolio: 1 Sustain + 1 Launch (1 Month)	Milk (Annualized)
Net revenue	$300,000	$2,000,000	$2,000,000	$266,667	$2,200,000
Gross profit as a percent of net revenue	20%	45%	48%	36%	53%
Fulfillment and selling expenses as a percent of net revenue	38%	31%	29%	34%	28%
Marketing as a percent of net revenue	15%	4%	4%	8%	2%
Net margin as a percent of net revenue (a)	-33%	10%	15%	-6%	23%
Net margin $ (b)	$(99,818)	$200,000	$300,000	$(16,606)	$506,000

(a)

Net margin as a percent of net revenue is calculated by taking gross profit as a percent of net revenue less fulfillment and selling expenses as a percent of net revenue and marketing as a percent of net revenue.

(b)	Net margin $ is calculated by taking net margin as a percent of net revenue multiplied by net revenue.

Product Case Studies

Below are two case studies that we believe show the strength of our AIMEE platform and how we rapidly and successfully identify new product opportunities and to launch, autonomously market and sell products in the rapidly growing global e-commerce market.

Each case study below shows information regarding the product, including the brand it sold under, the number of reviews and review score as of December 31, 2018, the launch date and how many weeks it took for the product to achieve our target level of profitability. This target level of profitability is based on our products achieving a certain average listing price which then allows us to achieve a certain gross margin and leverage certain of our sales and distribution expenses and our fixed costs. The graphics also show, for the first eight weeks following product launch, the cumulative weekly net revenue for the product, the average listing price on Amazon.com and our online marketing spend which is our largest promotional expense.

The graphics depict how we were able to achieve our target profitability level in less than two months. This is shown as we have achieved a certain average listing price on Amazon.com, as highlighted below, within the eight-week period. The graphs also show how the average selling price stabilizes over the initial eight-week period while online marketing spend reduces or flattens over the same eight-week period. During our initial phase of the product launch, which can be between two to three months, we expect to spend more in online advertising than would be typically spend once a product moves past this phase.

Case study 1: 30 Pint Dehumidifier

Case study 2: Beverage Refrigerator

Illustrative Platform Business Model

We believe that we can achieve significant operating leverage as we scale our business. Our AIMEE platform is capable of supporting a high level of net revenue without materially increasing our fixed costs. We believe our platform model allows us to continue growing annually at a significant rate while reaching profitability with modest improvements in our variable cost structure. The chart below depicts what we believe our platform business model can achieve under two scenarios, each over a two year period. The first scenario, labeled “$300 Million No Economies of Scale”, assumes no economies of scale. The second scenario, labeled “$300 Million

With Economies of Scale”, assumes economies of scale. The chart depicts assumed net revenue, assumed gross profit as a percent of net revenue, assumed net margin as a percent of net revenue and assumed fixed costs. Each scenario assumes that we launch five new products a month during year one, with 80% of such products reaching the sustain phase and that, in year two no additional new product launches are made and that substantially all of the net revenue is derived from products that have reached the sustain phase. Although management believes the assumptions used in preparing this illustration were reasonable as of the date of this prospectus, these assumptions may not prove to be correct. As a result, actual results could differ materially from this illustration. “Launch as a percentage of net revenue” represents the amount of launch net revenue included in the total revenue within each year. To date, our operating results have included a mix of products in the launch and sustain phases, and we expect such results to include a mix of products in all phases at any given period. The mix of our products in each of their respective phases impacts our operating results. Ultimately, we believe that the future cash flow generated by our products in the sustain phase will outpace the amount that we will reinvest into launching new products, driving profitability at the company level while we continue to invest in growth and technology.

$ in millions	$300 Million No Economies of Scale		$300 Million With Economies of Scale
	Year 1	Year 2	Year 1	Year 2
Net revenue	$300.0	$398.0	$300.0	$398.0
Gross profit as a percent of net revenue	42.3%	44.8%	44.9%	47.8%
Net margin as a percent of net revenue	5.2%	9.7%	9.7%	14.6%
Net margin (a)	$15.7	$38.5	$29.1	$58.3
Fixed costs (b)	$(20.4)	$(20.4)	$(20.4)	$(20.4)
Adjusted platform EBITDA (c)	$(4.7)	$18.1	$8.7	$37.8
Launch as a percentage of net revenue	11.0%	0.8%	11.0%	0.8%

(a)	Net margin is calculated by taking the net margin as a percent of net revenue multiplied by net revenue.
(b)	Fixed costs represents the total operating costs less fulfillment, selling and marketing expenses, depreciation and amortization and stock-based compensation expense.
(c)	Adjusted platform EBITDA in the table above is the sum of net margin and fixed costs.

Graphical Growth Driver Analysis

The graph below depicts the impact the timing and number of new product releases has on our net revenue. The graph shows the launch of new products included in direct net revenue which have achieved, or are expected to achieve, more than $0.5 million in net revenue per year and how the launch of new products subsequently correlates to quarterly year-over-year growth in our direct net revenue. Direct net revenue consists of direct to consumer sales, which is currently the majority of our revenue. We believe, depending on seasonality, that net revenue will increase approximately one or two quarters after a new product launches. As shown in the graph below, new product launches during the quarterly period ended March 31, 2018 through the quarterly period ended September 30, 2018 were minimal as we focused on pricing structure changes and the implementation of our fulfillment platform. This allowed us to start fulfilling product sales ourselves instead of fulfilling through e-commerce platform service providers, which in turn allowed us to reduce our selling and distribution expenses and improve our operating results.

Managed SaaS

We believe that many traditional CPG companies lack the data and the technology platform to be able to act, at scale, in quasi real time to maximize their market share and profitability for the products they own. This provides us with a significant competitive advantage on our owned and operated products compared to our less agile competitors. Given the large number of product categories in existence, we are not able to address all of them with our owned and operated products. To that end, we are now offering to third party brands, for product categories we do not cover, the ability to use AIMEE and create for themselves a significant competitive advantage over other brands. We are in the process of creating a managed SaaS division to offer AIMEE’s capabilities to third-party consumer product brands. We are engaged in discussions with several third-party consumer product brands and are in pilot programs with a number of others. Our offering provides substantially the same capabilities we provide for our owned and operated portfolio of products. We currently structure our offering as a standalone managed SaaS service or, in cases where the third-party’s logistics do not allow for fulfillment direct-to-consumer, as a managed SaaS service coupled with a standard reseller agreement that leverages our integrated direct-to-consumer fulfillment program.

Cash Conversion Cycle

We closely monitor and manage the cash conversion cycle (“CCC”) in order to reduce our cash need as we build inventory as part of our growth strategy. The chart below shows how we have improved our working capital through the use of our credit facilities with MidCap to optimize cash flow. The unlevered information reflects the CCC without the use of any credit facilities while the levered information reflects the past usage of the 2017 Credit Facility and includes full utilization of the New Credit Facility based on eligible receivables and inventory (as defined in the MidCap Credit Agreement).

The information in the chart is based on our average net revenue, cost of goods sold, accounts receivable, accounts payable and inventory in each quarter for the year-ended December 31, 2018:

1: The Days Receivable Outstanding for the fiscal year-ended December 31, 2018 is calculated by (i) dividing the average accounts receivable from the table below by the average net revenue from the table below and (ii) multiplying the result by 90.

2: The Days of Inventory Outstanding for the fiscal year-ended December 31, 2018 is calculated by (i) dividing the average inventory from the table below by the average cost of goods sold from the table below and (ii) multiplying the result by 90.

3: The Days Payable Outstanding for the fiscal year-ended December 31, 2018 is calculated by (i) dividing the average accounts payable from the table below by the average of the cost of goods sold from the table below and (ii) multiplying the result by 90.

	Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	Simple Average*
	(in millions)
Net revenue	$14.3	$14.6	$24.6	$19.7	$18.3
Cost of goods sold	$10.8	$10.8	$14.3	$11.4	$11.8

	As of
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	Simple Average
	(in millions)
Accounts receivable, net	$2.6	$2.2	$1.3	$1.4	$1.9
Inventory	$18.3	$18.5	$21.1	$30.6	$22.1
Accounts payable	$6.8	$6.5	$11.0	$15.4	$9.9

*	the simple average is the average of the figures shown in each row

4: The “Levered” section assumes the full use of the available credit in the New Credit Facility utilizing the advance rates for accounts receivable at 85% and eligible inventory at 59%. In determining the levered amounts, we assumed 80% of our inventory would be eligible for borrowing under our New Credit Facility. As such, levered days of inventory outstanding equals one minus the multiplication of the percentage of inventory advance rate times the assumed eligible inventory rate or (1-(59% x 80%)) multiplied by the unlevered average days of inventory outstanding or 169. For levered days receivable outstanding, it is the average days receivable outstanding or 9 times one minus the advance rate for accounts receivable or 85% (9 x (1-85%).

Acquisitions

Acquisition Strategy

While we intend to pursue growth from our existing product portfolio and from new product launches, we also intend to pursue growth through strategic acquisitions of digital native brands that have the potential to be quickly on-boarded on our e-commerce platform. When looking at new potential product categories and potential acquisition targets, we apply a make-or-buy analysis based on the data provided from our AIMEE technology platform combined with our assessment of the risks and costs of successfully launching products in the new product category. We intend to pursue acquisitions when the target meets our financial and other criteria, including potential cost saving synergies, growth acceleration and risk mitigation. Cost saving synergies are derived primarily from reduced labor costs because we expect that we will not hire many of the target company’s employees. We expect that these consumer product businesses will typically have built a significant presence on at least one e-commerce marketplace around one or more product categories. We expect that the products of these businesses will have strong unit economics, high product quality and stable supply chains, have developed significant social proof in the form of customer reviews and high search ranking for relevant key words and are in product categories where frequent product improvement is not required. They also tend to have significant concentration risk due to limited product categories, have limited ability to scale as they do not have a technology platform enabling automation and have limited working capital to further enable growth.

Proposed Acquisition of Home Décor Company

On February 27, 2019, we entered into a non-binding term sheet to acquire a home décor company that had an estimated net revenue of $17.2 million and operating income of $2.2 million in 2018 before any synergies that we believe can be realized upon completion of the acquisition. The business operates primarily on the Amazon US marketplace. Its business consists of various picture frame product lines, including wall and tabletop frames, document frames, album frames and seasonal décor items. We have proposed a purchase price for the acquisition of $6.6 million, comprised of $5.6 million in cash and a promissory note issued by us in the principal amount of $1.0 million, which would accrue interest at a rate of 8.0% per year and mature one year from the date of closing of the acquisition. Completion of the acquisition is subject to the execution of a definitive purchase agreement, satisfactory completion of various due diligence matters and certain required approvals. We provide no assurance that we will complete the acquisition, that the unaudited net revenue and operating income of the acquired business in future periods will be consistent with the historical results of the acquired business or that we will be able to realize any synergies from the acquisition.

Proposed Acquisition of Personal Health Care Company

On March 8, 2019, we entered into a non-binding term sheet to acquire an Israeli-based personal health care company that offers non-drug pain relief and management-related products as consumers search for effective, lower cost, non-invasive and non-drug pain management and relief. The business operates primarily on the Amazon US marketplace and had an estimated net revenue of $8.7 million and operating income of $1.3 million in 2018 before any synergies that we believe can be realized upon completion of the acquisition. The business owns and operates two brands: one which offers heat and ice packs and wraps; and one which offers various kinds of therapeutic pillows. We have proposed a purchase price for the acquisition of $6.3 million, comprised of

$5.4 million in cash and a promissory note issued by us in the principal amount of $0.9 million, which would accrue interest at a rate of 8.0% per year and mature one year from the date of closing of the acquisition. Completion of the acquisition is subject to the execution of a definitive purchase agreement, satisfactory completion of various due diligence matters and certain required approvals. We provide no assurances that we will complete the acquisition, that the unaudited net revenue and operating income of the acquired business in future periods will be consistent with the historical results of the acquired business or that we will be able to realize any synergies from the acquisition.

Intellectual Property

We rely primarily on a combination of trade secrets, trademarks, employee and third-party nondisclosure agreements and licensing arrangements (including open source software) to protect our intellectual property in the United States and internationally. We generally do not pursue patent applications as a means of protecting our intellectual property. We have applied to register or have registered certain of our trademarks in the United States and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

Customers

Our customers are primarily individual online consumers who purchase our products primarily on Amazon US, and to a lesser extent on our owned and operated websites and other market places. In 2017, approximately 98% of our revenue was through or with the Amazon sales platform and in 2018, 95% of our revenue was through or with the Amazon sales platform. Customers in our managed SaaS business consist of third-party consumer product companies who are primarily engaged in pilot programs and are immaterial with respect to our current result of operations.

Seasonality

A majority of our revenues come from online marketplace consumers and sales revenues. Overall, our consumer products have seen revenues that are higher during the second half of the year driven by the summer months, based on our product mix today, and the holiday season. There are no assurances that these trends will continue.

Sales and Marketing

Our sales and marketing strategy and approach is substantially integrated into AIMEE. AIMEE is being developed to allow us to automate price, media buying, search engine optimization and a/b testing leveraging the proprietary technology software and algorithms we have built into AIMEE. We believe this automation will bring significant competitive advantages for our products and SaaS customers alike. For our SKUs, our advertising investment is focused on online channels and e-commerce platforms. Currently our primary focus on advertising spend is online across Amazon, Google and Facebook. Our spend and approach on advertising is different depending on the life cycle of products on our platform. We view and classify products into two key categories: launch and sustain.

The launch phase is for new products being introduced into the marketplace; this stage of advertising spend is aggressive and can last for three months to ensure the product launch is successful, with a focus on search optimization and the development of social proof that our products are meeting customer needs. Once our products reach the sustain phase, our sales and marketing strategy then focuses on price and pay-per-click (“ppc”) optimization, along with a corresponding reduction in spending on search optimization, ranking and social proof.

Third-Party Manufacturing & Logistics

We contract, through purchase orders, with approximately 50 manufacturers, predominately in China, for all of our consumer products. We have an operations team of approximately 24 people in Shenzhen, China that performs sourcing, product testing, manufacturer qualification, quality assurance and control and purchasing, among other things. In general, we do not use master agreements with vendors and aim to have flexibility in our supply chain to match our forecasting needs.

We use a combination of Amazon warehouses, other third-party warehouses and logistics partners to fulfill direct-to-consumer orders, through agreements or terms of services. In addition to the Amazon warehouses, in 2018 we began utilizing three strategically located third-party warehouses in California, Indiana and Nevada. We began utilizing warehouses in Indiana and Nevada in the fourth quarter of 2018. Through these third parties, we believe we can deliver products within two days of order through ground shipment across approximately 95% of the U.S. market. Warehouse selection for any particular product depends on the size and other aspects of the products to be warehoused, with a focus on optimizing storage and fulfillment costs. We are focused on driving manufacturing and logistics costs down as we grow, scale and improve our purchasing power.

Competition

The consumer goods and e-commerce market is very competitive. Our competitors include traditional and non-traditional consumer good companies, discount stores, traditional retailers, independent retail stores, the online platforms of these traditional retail competitors and e-commerce companies. As we expand our SaaS business, we also see competitors who offer automation and ideation services for e-commerce platforms, along with e-commerce platforms themselves and consumer goods companies. In areas of CPG, we believe our competitors are Amazon, Helen of Troy, Newell Brands, Frigidaire, Trademark Global and any CPG companies selling products similar to ours in the e-commerce space. In the areas of our proprietary software, we believe our competitors are Amazon, Jungle Scout, Helium 10, Scope, Datahawk, DataWeave, Tallridge, Boomerang Commerce, Adobe and AMZScout. We believe that we are able to compete effectively because of our platform, our A.I. and other automation.

Regulatory Matters/Governmental Regulations

We are subject to a variety of U.S. federal, state and local laws and international laws governing the processing of payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

The products sold by us are also subject to regulation in the United States by governmental agencies, including the U.S. Consumer Product Safety Commission, the Federal Trade Commission, United States Food and Drug Administration, and similar state and international regulatory authorities. We are also subject to environmental laws, rules and regulations, including but not limited to California’s Proposition 65. We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

We are also subject to regulations relating to our supply chain. For example, the California Transparency in Supply Chains Act requires retail sellers that do business in California to disclose their efforts to eradicate slavery and human trafficking in their supply chains. As part of our vendor qualification process, we review suppliers operations with respect to compliance with applicable labor and workplace standards and other applicable laws, including laws prohibiting child labor, forced labor and unsafe working conditions.

Substantially all of our products are currently manufactured in China, which may result in additional costs, if international trade negotiations result in adverse tariffs on our products.

Although we have not suffered any material restriction from doing business in the past due to government regulation, significant impediments may arise in the future as we expand product offerings.

From time to time, we dispose of obsolete inventory, which is disposed of or destroyed in compliance with applicable laws and regulations.

People

As of March 31, 2019, we had approximately 53 full-time and part-time employees and 89 independent contractors. Of our employees and contractors, 47 are engaged in research and development and 76 are engaged in sales, marketing and operations and 19 are in administrative positions.

As of March 31, 2019, our employees and contractors are based in five offices in seven countries, including 32 in research and development, sales, marketing and operations and administration in our New York office, which is our corporate headquarters, 23 in China where we perform operations and manufacturers inspections, one in Canada where we perform research and development functions, five in Israel where we perform certain sale operations and research and development functions and 37 in the Philippines where we perform customer service and other logistic functions. We also contract 44 consultants predominately for research and development functions in the Ukraine, India and Poland.

Our employees are not represented by any collective bargaining agreements or labor unions.

Facilities/Properties

As of March 31, 2019, we had offices, including shared workspaces, in five locations.

Our New York office with approximately 5,200 square feet of space is our corporate headquarters and is leased for a term of five years expiring in March 2020. Our China office is leased for a term of one year expiring in June 2019.

All our other offices are either shared workspaces or leases with a short-term commitment (month to month).

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, primarily with respect to the sale of our consumer products. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.

Our History and Corporate Information

We were incorporated in Delaware under the name Mohawk Group Holdings, Inc. in March 2018 and were formed solely to effect the Merger (as defined below). Upon incorporation, we issued 897,435 shares of common stock at par value. We have a single direct operating subsidiary, Mohawk Opco, which was incorporated in Delaware in April 2014. As of March 31, 2019, we have multiple operating subsidiaries located in the United States, Canada, Ireland and China and conduct various aspects of our business in a number of other geographic locations including Philippines, Israel, Poland, France and Ukraine.

On September 4, 2018, pursuant to the Merger Agreement, MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. This transaction is referred to herein as the Merger. The Merger was effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

Pursuant to the Merger, we acquired the business of Mohawk Opco, a rapidly growing technology-enabled consumer products company. We entered into the Merger because the investor syndicate, represented by Katalyst Securities LLC, required this structure as a condition to Mohawk Opco’s private placement offering of its Series C Preferred Stock. Mohawk Opco continued (and currently continues) as the operating company of our Company group following the Merger. At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.31310798 shares of our common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.2564103 shares of our common stock, and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase 0.2564103 shares of our common stock and retained the exercise price per share of $15.60. As a result, an aggregate of 10,636,755 shares of our common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares, and warrants to purchase 44,871 shares of our common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. In addition, on September 4, 2018, we issued warrants to purchase an aggregate of 196,364 shares of our common stock with an exercise price of $15.60 per share to certain accredited investors as consideration for providing certain placement agent services to Mohawk Opco. See the section of this prospectus entitled “Description of Capital Stock—Warrants” below for more information. In addition, pursuant to the Merger Agreement, options to purchase 302,911 shares of Mohawk Opco’s common stock with a weighted average exercise price of $7.49 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 369,885 shares of our common stock with a weighted average exercise price of $6.16. See the section of this prospectus entitled “Description of Capital Stock—Options” below for more information.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, we had no operations, no cash and no debt. No stockholder obtained control of our Company as a result of the Merger. Mohawk Opco stockholders obtained 92% of our voting interests and continued to control our Company after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was intended to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger is reflected in the financial statements and financial disclosures as if the Merger was effective as of the earliest period presented. Operations prior to the Merger are the historical operations of Mohawk Opco.

Our principal executive offices are located at 37 East 18th Street, 7th Floor, New York, NY 10003, and our telephone number is (347) 676-1681. Our website address is www.mohawkgp.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and director nominees as of May 24, 2019:

Name	Age	Position(s)
Executive Officers:

Yaniv Sarig	41	President and Chief Executive Officer, Director
Fabrice Hamaide	53	Chief Financial Officer, Director
Joseph A. Risico	45	General Counsel
Peter Datos	52	Chief Operating Officer
Mihal Chaouat-Fix	39	Chief Product Officer
Tomer Pascal	39	Chief Revenue Officer
Roi Zahut	31	Chief Technology Officer

Non-Employee Directors:
Asher Delug	37	Director
Stephen Liu, M.D.	59	Director
Greg B. Petersen	56	Director Nominee
Amy von Walter	45	Director Nominee

Executive Officers

Yaniv Sarig has served as a director and our President and Chief Executive Officer since September 2018, is a co-founder of Mohawk Opco and has served as a director and President and Chief Executive Officer of Mohawk Opco since June 2014. Prior to co-founding Mohawk, Mr. Sarig led the Financial Services Engineering department at Coverity, a leading software startup providing code quality and security solutions for top financial institutions and hedge funds in New York including NYSE, Nasdaq, JPMC and Barclays, from April 2012 to April 2014. Before joining Coverity, Mr. Sarig held lead technical roles at Bloomberg from October 2011 to April 2012 and EPIQ Systems, Inc. (Nasdaq: EPIQ), a legal process outsourcing company, from February 2006 to October 2011. Prior to moving to New York City, Mr. Sarig lived in Israel where he held various software engineering roles at startups from various industries including companies involved in digital printing solutions and military navigation systems. Mr. Sarig also served in the IDF Special Forces from November 1995 to November 1998, where he obtained the rank of Sergeant First Class. Mr. Sarig holds a Bachelor of Science in Computer Science from Touro College, is fluent in English, French, Hebrew and C++. We believe that Mr. Sarig is qualified to serve as a member of our board of directors based on the perspective and experience he brings as co-founder and President and Chief Executive Officer of Mohawk Opco.

Fabrice Hamaide has served as a director and our Chief Financial Officer since September 2018 and has served as Chief Financial Officer of Mohawk Opco since July 2017. Prior to joining Mohawk, Mr. Hamaide held numerous financial, CFO and President roles in various technology and consumer product companies in Europe and in the U.S. such as Piksel, Inc. (TV Everywhere, Over-the-Top (“OTT”) SaaS) from July 2012 to March 2017, Atari (video game developer, publisher and distributer) from May 2008 to March 2010, Parrot (drone and Bluetooth consumer electronics) from November 2005 to February 2008 and Logitech (PC / TV peripherals) from February 1996 to April 1997. Mr. Hamaide holds an MBA from Columbia Business School, an MS in Information Systems design from the Sorbonne University and a BS in Applied Mathematics from Jussieu University. A petition of bankruptcy was filed by Piksel, Inc. (f/k/a Kit Digital Inc.) in April 2013. We believe that Mr. Hamaide is qualified to serve as a member of our board of directors based on the perspective and experience he brings from serving as a Chief Financial Officer for public companies and serving as a board member for private companies.

Joseph A. Risico has served as our General Counsel since September 2018 and has served as General Counsel for Mohawk Opco since February 2018. Prior to joining Mohawk, Mr. Risico held a number of legal and business positions, most recently at AutoModality, Inc., a UAV flight control software company, where he served as Chief Operating Officer and General Counsel from February 2017 to February 2018, Ecovative Design LLC, a biomaterials company, where he served as General Counsel and Head of Business Development from August 2011 to February 2017, and 3M Company, where he served as the General Counsel of 3M’s corporate ventures business from May 2010 to July 2011. Mr. Risico started his legal career as a corporate associate at the law firm of Cravath, Swaine & Moore LLP from August 2001 to June 2006. Mr. Risico holds a B.A. from New York University with concentrations in accounting and economics and a J.D. from Columbia Law School. Mr. Risico also holds a CPA (not active).

Peter Datos has served as our Chief Operating Officer since September 2018. Prior to joining Mohawk, he was head of supply chain for Warby Parker, an online retailer of prescription glasses, from April 2016 to September 2018. Mr. Datos has held a variety of roles across operations (sourcing, procurement, manufacturing, distribution, customer service, IT, finance and corporate strategy) with companies such as L’Oreal, a personal care company, from September 2011 to February 2016, Unilever, a consumer goods company, from June 1990 to March 2001 and Scholastic, a publishing, education and media company, from March 2001 to April 2008. He holds a B.S. in Operations Research and Industrial Engineering from Cornell University and an M.B.A. in Finance and Marketing from New York University.

Mihal Chaouat-Fix has served as our Chief Product Officer since September 2018. Prior to taking the Chief Product Officer role, since June 2014 Ms. Chaouat-Fix served as our Chief Operating Officer, where she was responsible for our day-to-day leadership and operational management. Prior to joining Mohawk, Ms. Chaouat-Fix worked in various strategic roles from April 2000 to March 2014 at Gottex Models Ltd., an international fashion swimwear company. Among her various roles spanning operations and marketing, she oversaw manufacturing, supply chain and distribution of 12 million units a year to over 40 countries world-wide.

Tomer Pascal has served as our Chief Revenue Officer since September 2018 and has served as the Chief Revenue Officer for Mohawk Opco since August 2017. Prior to joining Mohawk, he was the Chief Executive Officer and co-founder for OMG Studios, a developer of digital media and advertising software products, from January 2015 to January 2016 and in various roles at Perion, an ad-tech company, from September 2009 to January 2015. Mr. Pascal has held a variety of co-founder and general manager roles focusing on marketing and revenue growth for companies in media and technology. He served in the Israeli military from August 1998 to October 2003 and was a company commander for certain special combat units and when he left the military in 2003 he held the rank of Captain.

Roi Zahut has served as our Chief Technology Officer since January 2019. Prior to joining Mohawk, he served in a number of roles, including as the CTO of the Advanced Analytics global consulting team at IBM and as the architect of IBM Metropulse, a retail & CPG analytics platform, from October 2016 to January 2019. Prior to that, Mr. Zahut lived in Israel where he held senior technical, business and data science roles in startups and consulting companies including IBM Israel from January 2015 to October 2016, Brainbow Ltd from October 2013 to January 2015 and Matrix IT Ltd, an information technology company, from October 2008 to October 2011, working across industries (CPG, industrial and defense). Mr. Zahut also served in the Israeli Air Force from September 2005 to October 2008 where he obtained the rank of Sergeant First Class. Mr. Zahut holds an MSc in Neuroscience with distinction from Bar Ilan University.

Non-Employee Directors

Asher Delug has served as a director since September 2018 and as a director of Mohawk Opco since June 2014. Mr. Delug is a Los Angeles based technology entrepreneur and investor. Mr. Delug has founded multiple companies including Airpush, a leading mobile ad network with 200 employees globally, and Golive! Mobile, a mobile content company ranked number 1 in media on the 2011 Inc. 500 List. Mr. Delug was lead investor and a board member of Titan Aerospace (which was sold to Google in 2014) and currently holds investments and board roles in several other emerging companies. Mr. Delug has also held various positions in the telecommunications industry and was a derivatives trader at Blue Capital Group from January 2004 to March 2005. Mr. Delug’s service on our board of directors will terminate immediately prior to the commencement of trading of our common stock on the Nasdaq Capital Market.

Stephen Liu, M.D. has served as a director since September 2018. Dr. Liu brings more than 25 years of experience as a physician-executive, entrepreneur, an academic orthopedic surgeon specializing in sports medicine and a senior clinical advisor to several medical device companies and financial organizations in the U.S. and Asia. Dr. Liu is both a General Partner and Venture Partner in multiple healthcare ventures, including Bio Ventures Investors Fund since 2014, Uptick Healthcare Advisors Fund since 2016, and IFGWorld Health Investment Fund since 2015, all of which are strategically focused on making investments in medical technology and the specialized health care space. He has been the executive Chairman/Founder of IFGworld, a virtual reality contents and streaming platform focused on mental wellness since 2017. He has been on the board of POC Medical Systems Inc., a breast cancer diagnostic company, since 2016. He also served as a member of the Board of Directors of American International Bank from 1997 to 2000, as Chairman/founder of Interbusiness Bank from September 2000 to September 2008 and as Chairman/founder of First China Capital Partners from 2010 to 2012, all of which were acquired. Dr. Liu was a two-term Chairman of the National Association of Chinese-American Bankers Association from 2005 to 2007. In 2013 he was elected as a founding board member of the Yale Asia Development Council. He has served on the board of Center Theater Group and World Affairs Council in Los Angeles. He was the recipient of the Verdugo Hills Hospital Foundation Humanitarian Award. Dr. Liu holds a B.A. in Biology and Psychology from UCLA and an M.D. from the University of Southern California. On April 2, 2018, we entered into a letter agreement with IFG Health, Inc. (the “Letter Agreement”). Under the Letter Agreement, we agreed to appoint Dr. Liu to our board of directors. We believe Dr. Liu is qualified to serve as a member of our board of directors due to his extensive experience with product and technology companies, including his experience as a venture capitalist investing in product and technology companies.

Greg B. Petersen will be appointed to serve as a director immediately prior to the commencement of trading of our common stock on the Nasdaq Capital Market. Mr. Petersen has served on three other public company boards and has extensive experience as a Chief Financial Officer and executive at several software companies. Since 2007, he has served as a member of the board of directors of PROS Holdings, Inc., a provider of artificial intelligence solutions that powers commerce in the digital economy, and serves as chairman of its Compensation and Leadership Development Committee and as a member of its Audit Committee. Mr. Petersen also served on the board of directors of Diligent Corporation (2013 to 2016), a provider of enterprise governance management solutions, and Piksel, Inc. (2012 to 2017), which designs, builds and manages online video services. He was also an advisory board member at Synthesio (2014 to 2016), a provider of social listening tools. Mr. Petersen served as the chairman of the audit committee at Diligent and Piksel. Mr. Petersen has served as the president of Brookview Capital Advisors, an operations and investment advisory business, since 2016. From 2014 to 2015, he served as Executive Vice Chairman at Diligent Corporation. Mr. Petersen previously served as Chief Financial Officer for CBG Holdings, a provider of virtual banking services, from 2011 to 2012, Lombardi Software, Inc., a business process management software provider (which was sold to IBM in 2010), from 2008 to 2010 and Activant Solutions, Inc., a provider of business management solutions to retail and wholesale distribution businesses, from 2001 to 2007. Mr. Petersen previously served in executive roles with Trilogy Software, a provider of enterprise software and business services, from 1999 to 2001 and RailTex, a short-line and regional rail service provider, from 1997 to 1999. Mr. Petersen began his career with American Airlines, Inc. (Nasdaq:AAL), including serving as managing director of corporate development where he led a project to create Sabre Holdings, Inc. (Nasdaq:SABR) and complete its IPO. Mr. Petersen worked at American Airlines, Inc. from 1989 to 1997. Mr. Petersen holds a Bachelor of Arts in Economics from Boston College and a Master of Business Administration from the Fuqua School of Business at Duke University. A petition of bankruptcy was filed by Piksel, Inc. (f/k/a Kit Digital Inc.) in April 2013. We believe Mr. Petersen is qualified to serve as a member of our board of directors due to his business and leadership experience in software companies, merger and acquisition experience and extensive financial planning, accounting, governance, compensation planning and risk management knowledge.

Amy von Walter will be appointed to serve as a director immediately prior to the commencement of trading of our common stock on the Nasdaq Capital Market. Ms. von Walter has served as the Global Chief Communications Officer for The Nature’s Bounty Co., a privately held, global manufacturer, marketer and online seller in the nutritional market, since August 2018. Ms. von Walter has held a number of senior level communications leadership roles at a variety of organizations, including Toys “R” Us, Inc. (March 2016 to August 2018), Best Buy Co., Inc. (NYSE:BBY) (September 2012 to March 2016), Medtronic PLC (NYSE:MDT) (October 2011 to September 2012), HealthPartners & Regions Hospital (May 2008 to October 2011), Target Corporation (NYSE:TGT) (December 2006 to May 2008) and the Department of Homeland Security (December 2006 to May 2008). She is an expert in crises and issues, having joined the Department of Homeland Security during its early days following 9/11 and having spent much of her career in this space. Ms. von Walter has deep experience in highly complex scenarios, including turnarounds, proxy battles and restructuring, and has managed reputational threats ranging from cybersecurity and terrorism to labor strife, privacy issues, recalls and employee misconduct. Ms. von Walter holds a Bachelor of Arts in Broadcast Journalism and Public Relations from the University of Minnesota, and later served as an adjunct professor at its School of Journalism in 2016. She has served as an advisory board member for the USC Annenberg Center for Public Relations since 2016 and previously served on several nonprofit boards, including Oakland-based Techbridge Girls, where she helped manage the exit of its CEO/founder, and Minnesota-based ACES, a nonprofit dedicated to helping low-income students close the achievement gap. We believe Ms. von Walter is qualified to serve as a member of our board of directors due to her experience in the consumer packaged goods and retail industries as well as her expertise in communications, crisis management and public relations.

There are no family relationships among any of the directors or executive officers or director nominees except that Yaniv Sarig and Mihal Chaouat-Fix are siblings.

Board of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of four members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	our class I director will be Dr. Liu and his term will expire at the annual meeting of stockholders to be held in 2020;

•	our class II directors will be Mr. Petersen and Ms. von Walter and their term will expire at the annual meeting of stockholders to be held in 2021; and

•	our class III directors will be Mr. Sarig and Mr. Hamaide and their term will expire at the annual meeting of stockholders to be held in 2022.

At each annual meeting of stockholders after the initial classification, the successors to the directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing a change of our management or a change in control.

Director Independence

Under the rules and listing standards of The Nasdaq Stock Market LLC (the “Nasdaq Rules”), a majority of the members of our board of directors must satisfy the Nasdaq Rules criteria for “independence”. No director qualifies as independent under the Nasdaq Rules unless our board of directors affirmatively determines that the director does not have a relationship with us that would impair independence (directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that Dr. Liu, Mr. Petersen and Ms. von Walter are independent directors as defined under the Nasdaq Rules. Yaniv Sarig and Fabrice Hamaide are not independent under the Nasdaq Rules as a result of their position as our Chief Executive Officer and our Chief Financial Officer, respectively.

Committees of the Board of Directors

Our board of directors will adopt an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors shall be as described below. Members will serve on these committees until their resignation or removal or until otherwise determined by our board of directors.

Audit Committee

Our audit committee will be comprised of Mr. Petersen, Dr. Liu and Ms. von Walter, with Mr. Petersen serving as Chairperson of the committee. Each member of the audit committee must be independent as defined under the applicable Nasdaq Rules and SEC rules and financially literate under the Nasdaq Rules. Our board of directors has determined that each member of the audit committee is “independent” and “financially literate” under the Nasdaq Rules and the SEC and that Mr. Petersen is an “audit committee financial expert” under the rules of the SEC. The responsibilities of the audit committee are included in a written charter. The audit committee acts on behalf of our board of directors in fulfilling our board of directors’ oversight responsibilities with respect to our accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements and reports and also assists our board of directors in its oversight of the quality and integrity of our financial statements and reports and the qualifications, independence and performance of our independent registered public accounting firm. For this purpose, the audit committee performs several functions. The audit committee’s responsibilities include, among others:

•

appointing, determining the compensation of, retaining, overseeing and evaluating our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of performing other review or attest services for us;

•

prior to commencement of the audit engagement, reviewing and discussing with the independent registered public accounting firm a written disclosure by the prospective independent registered public accounting firm of all relationships between us, or persons in financial oversight roles with us, and such independent registered public accounting firm or their affiliates;

•	determining and approving engagements of the independent registered public accounting firm, prior to commencement of the engagement, and the scope of and plans for the audit;

•	monitoring the rotation of partners of the independent registered public accounting firm on our audit engagement;

•

reviewing with management and the independent registered public accounting firm any fraud that includes management or other employees who have a significant role in our internal control over financial reporting and any significant changes in internal controls;

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing the results of management’s efforts to monitor compliance with our programs and policies designed to ensure compliance with laws and rules; and

•	reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s assessment of the quality and acceptability of our accounting principles and practices and all other matters required to be communicated to the audit committee by the independent registered public accounting firm under generally accepted accounting standards, the results of the independent registered public accounting firm’s review of our quarterly financial information prior to public disclosure and our disclosures in our periodic reports filed with the SEC.

The audit committee will review, discuss and assess its own performance and composition at least annually. The audit committee will also periodically review and assesses the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to our board of directors for its consideration and approval.

Compensation Committee

Our compensation committee will be comprised of Mr. Petersen and Ms. von Walter, with Ms. von Walter serving as Chairperson of the committee. Our board of directors has determined that each member of the committee is “independent” under the Nasdaq Rules and all applicable laws. Each of the members of this committee is also a “nonemployee director” as that term is defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The compensation committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing our compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to our executive officers and non-employee directors. The responsibilities of the compensation committee are included in its written charter. The compensation committee’s responsibilities include, among others:

•

reviewing, modifying and approving (or, if it deems appropriate, making recommendations to our board of directors regarding) our overall compensation strategy and policies, and reviewing, modifying and approving corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;

•

determining and approving (or, if it deems appropriate, recommending to our board of directors for determination and approval) the compensation and terms of employment of our Chief Executive Officer, including seeking to achieve an appropriate level of risk and reward in determining the long-term incentive component of the Chief Executive Officer’s compensation;

•

determining and approving (or, if it deems appropriate, recommending to our board of directors for determination and approval) the compensation and terms of employment of our executive officers and other members of senior management;

•

reviewing and approving (or, if it deems appropriate, making recommendations to our board of directors regarding) the terms of employment agreements, severance agreements, change-of-control protections and other compensatory arrangements for our executive officers and other senior management;

•	conducting periodic reviews of the base compensation levels of all of our employees generally;

•	reviewing and approving the type and amount of compensation to be paid or awarded to non-employee directors;

•

reviewing and approving the adoption, amendment and termination of our stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans, 401(k) plans, supplemental retirement plans and similar programs, if any; and administering all such plans, establishing guidelines, interpreting plan documents, selecting participants, approving grants and awards and exercising such other power and authority as may be permitted or required under such plans; and

•

reviewing our incentive compensation arrangements to determine whether such arrangements encourage excessive risk-taking, reviewing and discussing at least annually the relationship between our risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk.

In addition, once we cease to be an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, the responsibilities of the Compensation Committee will also include:

•

reviewing and recommending to our board of directors for approval the frequency with which we conduct a vote on executive compensation, taking into account the results of the most recent stockholder advisory vote on the frequency of the vote on executive compensation, and reviewing and approving the proposals regarding the frequency of the vote on executive compensation to be included in our annual meeting proxy statements; and

•

reviewing and discussing with management our Compensation Discussion and Analysis, and recommending to our board of directors that the Compensation Discussion and Analysis be approved for inclusion in our annual reports on Form 10-K, registration statements and our annual meeting proxy statements.

Under its charter, the compensation committee may form, and delegate authority to, subcommittees as appropriate. The compensation committee will review, discuss and assess its own performance and composition at least annually. The compensation committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to our board of directors for its consideration and approval.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be comprised of Mr. Petersen and Ms. von Walter, with Ms. von Walter serving as Chairperson of the committee. Our board of directors has determined that each member of the committee is “independent” under the Nasdaq Rules and all applicable laws. The responsibilities of the nominating and corporate governance committee are included in its written charter. The nominating and corporate governance committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing all aspects of our nominating and corporate governance functions. The responsibilities of the nominating and corporate governance committee include, among others:

•	making recommendations to our board of directors regarding corporate governance issues;

•	identifying, reviewing and evaluating candidates to serve as directors (consistent with criteria approved by our board of directors);

•	determining the minimum qualifications for service on our board of directors;

•	reviewing and evaluating incumbent directors;

•	instituting and overseeing director orientation and director continuing education programs;

•	serving as a focal point for communication between candidates, non-committee directors and our management;

•	recommending to our board of directors for selection candidates to serve as nominees for director for the annual meeting of stockholders;

•	making other recommendations to our board of directors regarding matters relating to the directors;

•	reviewing succession plans for our Chief Executive Officer and our other executive officers; and

•	considering any recommendations for nominees and proposals submitted by stockholders.

The nominating and corporate governance committee will periodically review, discuss and assess the performance of our board of directors and the committees of our board of directors. In fulfilling this responsibility, the nominating and corporate governance committee will seek input from senior management, our board of directors and others. In assessing our board of directors, the nominating and corporate governance committee will evaluate the overall composition of our board of directors, our board of directors’ contribution as a whole and its effectiveness in serving our best interests and the best interests of our stockholders. The nominating and corporate governance committee will review, discuss and assess its own performance and composition at least annually. The nominating and corporate governance committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to our board of directors for its consideration and approval.

Role of Board in Risk Oversight Process

Our board of directors is responsible for overseeing our overall risk management process. The responsibility for managing risk rests with executive management while the committees of our board of directors and our board of directors as a whole participate in the oversight process. Our board of directors’ risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning, executive development and evaluation, regulatory and legal compliance and financial reporting and internal controls with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Code of Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the completion of this offering. Upon the closing of this offering, our code of conduct and ethics will be available at the investor relations section of our website at www.mohawkgp.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq Capital Market concerning any amendments to, or waivers of, any provision of the code of conduct. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time in the past year been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Historically, we have not had a non-employee director compensation program. However, pursuant to the Letter Agreement, we have agreed to pay Dr. Stephen Liu an annual retainer of $50,000. In 2018, we granted Dr. Liu options to purchase our common stock in connection with his commencement of service with us. Asher Delug, our other non-employee director, is associated with one of our principal investors and is not currently compensated for service on our board of directors. Mr. Delug’s service on our board of directors will terminate immediately prior to the commencement of trading of our common stock on the Nasdaq Capital Market. In addition, we reimburse Dr. Liu for travel and other necessary business expenses incurred in the performance of his services for us.

We may adopt a compensation program for our non-employee directors in connection with or after this offering.

See the section of this prospectus entitled “Executive Officer Compensation” for information regarding the compensation earned by Mr. Sarig, our Chief Executive Officer, and Mr. Hamaide, our Chief Financial Officer.

2018 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)		Option awards ($) (1)		All Other Compensation ($)	Total ($)
Asher Delug	$—		$—		$—	$—
Stephen Liu, M.D. (2)	$50,000	(3)	$453,000	(4)	$—	$503,000	(3)

(1)

The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)	Dr. Liu was appointed to our board of directors on September 19, 2018.
(3)	Pursuant to the Letter Agreement, Dr. Liu is entitled to an annual retainer of $50,000. This retainer was not paid for the 2018 fiscal year and, to date, has not been paid to Dr. Liu.
(4)

Pursuant to the Letter Agreement, Dr. Liu received an option award for 38,461 shares of our common stock. As of December 31, 2018, Dr. Liu held an option to purchase an aggregate of 38,461 shares of common stock.

EXECUTIVE OFFICER COMPENSATION

The information in this section summarizes the compensation earned by our executive officers.

Our named executive officers for the year-ended December 31, 2018 (“Named Executive Officers”) are:

•	Yaniv Sarig, our President and Chief Executive Officer;

•	Fabrice Hamaide, our Chief Financial Officer; and

•	Joseph A. Risico, our General Counsel.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to the Named Executive Officers for the years-ended December 31, 2017 and December 31, 2018:

Name and principal position	Year	Salary/ Fees ($)	Bonus ($)	Non-equity Incentive Plan Compensation ($)	Option awards ($) (1)	All Other Compensation ($)	Total ($)
Yaniv Sarig	2018	237,500	175,000	—	3,322,000	—	3,734,500
President and Chief Executive Officer	2017	150,000	—	—	—	—	150,000

Fabrice Hamaide	2018	300,000	175,000	—	2,718,000	—	3,193,000
Chief Financial Officer (2)	2017	150,000	—	—	661,768	—	811,768

Joseph A. Risico	2018	207,993	75,000	—	1,630,800	—	1,913,793
General Counsel (3)

(1)

The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the Named Executive Officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)	Mr. Hamaide began his contract with us on June 17, 2017.
(3)	Mr. Risico was appointed our General Counsel effective February 6, 2018.

Narrative Disclosure to Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the year-ended December 31, 2018, the annual base salaries for each of Mr. Sarig, Mr. Hamaide and Mr. Risico were $300,000, $300,000 and $250,000, respectively. For the year-ended December 31, 2017, the annual base salaries for each of Mr. Sarig and Mr. Hamaide were $150,000 and $300,000, respectively.

Bonuses

For the year-ended December 31, 2018, bonuses for the completion of certain fund-raising and strategic initiatives were paid to Mr. Sarig, Mr. Hamaide, and Mr. Risico in the amount of $175,000, $175,000 and $75,000, respectively. None of our named executive officers received any bonuses or non-equity incentive compensation in 2017.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. During the year-ended December 31, 2018, we granted options to purchase shares of our common stock to Mr. Risico in connection with commencing employment with us, as described in more detail in the “Outstanding Equity Awards at 2018 Year-End” table below. Further, we provided options to purchase of shares of our common stock to Mr. Sarig and Mr. Hamaide, as part of the completion of certain fund-raising and strategic initiatives. During the year-ended December 31, 2017, we granted options to purchase shares of our common stock to Mr. Hamaide in connection with him commencing employment with us, as described in more detail in the “Outstanding Equity Awards at 2018 Year-End” table.

Potential Payments Upon Termination or Change in Control

We entered into an independent contractor agreement with Fabrice Hamaide, dated July 1, 2017, whereby if Mr. Hamaide’s contractor agreement is terminated without cause, Mr. Hamaide will be entitled to six months of compensation.

On October 11, 2018, our board of directors approved certain option awards which were granted on December 28, 2018. Additional information regarding these option grants can be found below in the “Outstanding Equity Awards at Fiscal Year-End 2018” table below. Our board of directors provided that the options granted to Mr. Sarig, Mr. Fabrice and Mr. Risico shall immediately and fully vest upon the occurrence of the closing of (a) a sale of the company, which is defined as (i) the accumulation, whether directly or indirectly, beneficially or of record, by an individual and/or entity of more than 50% of the outstanding shares of our common stock, or (ii) a sale of all or substantially all of our assets, which may include a license transaction or (b) a qualified IPO, which is defined as either (x) a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offer and sale of our common stock, or (y) a transaction pursuant to which we reverse merge directly or indirectly with a publicly listed special purpose acquisition company, so long as, in each case, the surviving company’s common stock is listed for trading on The Nasdaq Stock Market LLC, the New York Stock Exchange or another exchange or marketplace approved by our board of directors, and so long as the aggregate gross proceeds to us are not less than $50,000,000, subject to the option holder’s continuous service as of each such event.

Perquisites, Health, Welfare and Retirement Plans and Benefits

We provide healthcare coverage to our employees. In addition, we have adopted a 401(k) plan for eligible employees. However, we do not currently match any portion of the contributions made by our employees to the 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End 2018

The following table presents certain information concerning outstanding equity awards held by each of the Named Executive Officers at December 31, 2018:

Name			Option awards
	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price per share ($)	Option expiration date
Yaniv Sarig	12/28/2018	(1)(2)	—	282,051	$9.72	12/27/2028
Fabrice Hamaide	12/28/2018	(1)(2)	—	230,769	$9.72	12/27/2028
	11/21/2017	(3)(4)	68,855	125,560	$6.79	11/20/2027
Joseph A. Risico	12/28/2018	(1)(2)	—	138,461	$9.72	12/27/2028

(1)

One-third of the shares subject to each stock option shall vest on the date that is one year after the vesting commencement date (October 11, 2018). The remaining shares subject to each stock option shall vest in a series of 24 successive, equal monthly installments measured from the first anniversary of the vesting commencement date, subject to the option holder’s continuous service as of each such date, inclusive.

(2)

The shares subject to each stock option shall immediately and fully vest upon the occurrence of the closing of (a) a sale of the company, which is defined as (i) the accumulation, whether directly or indirectly, beneficially or of record, by an individual and/or entity of more than 50% of the outstanding shares of our common stock or (ii) a sale of all or substantially all of our assets, which may include a license transaction or (b) a qualified IPO, which is defined as either (x) a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offer and sale of our common stock or (y) a transaction pursuant to which we reverse merge directly or indirectly with a publicly listed special purpose acquisition company, so long as, in each case, the surviving company’s common stock is listed for trading on The Nasdaq Stock Market LLC, the New York Stock Exchange or another exchange or marketplace approved by our board of directors, and so long as the aggregate gross proceeds to us are not less than $50,000,000, subject to the option holder’s continuous service as of each such event.

(3)

One-fourth of the shares subject to each option shall vest on the date that is one year after the vesting commencement date (July 1, 2017). The remaining shares subject to each stock option shall vest in a series of 36 successive, equal monthly installments measured from the first anniversary of the vesting commencement date, subject to the option holder’s continuous service as of each such date, inclusive.

(4)

Pursuant to the Merger Agreement, options to purchase shares of Mohawk Opco’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase our common stock on September 4, 2018. This grant date reflects the historical date such options were granted by Mohawk Opco.

Equity-Based Incentive Plans

2014 Amended and Restated Equity Incentive Plan

Mohawk Opco’s board of directors adopted, and Mohawk Opco’s stockholders approved, the Mohawk Group, Inc. 2014 Equity Incentive Plan on June 11, 2014. On March 1, 2017, Mohawk Opco’s board of directors adopted, and Mohawk Opco’s stockholders approved, an amendment and restatement of the 2014 Equity Incentive Plan (as amended, the “Mohawk 2014 Plan”). In addition, pursuant to the Merger Agreement, options to purchase 302,911 shares of Mohawk Opco’s common stock with a weighted average exercise price of $7.49 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 369,885 shares of our common stock with a weighted average exercise price of $6.16. As of March 31, 2019, options to purchase an aggregate of 346,624 shares of our common stock were outstanding and no shares were reserved for awards available for future issuance under the Mohawk 2014 Plan.

Notwithstanding the foregoing, the Mohawk 2014 Plan will continue to govern outstanding awards granted thereunder.

The following is only a summary of the material terms of the Mohawk 2014 Plan relating to the issued options granted under the Mohawk 2014 Plan, is not a complete description of all provisions of the Mohawk 2014 Plan and should be read in conjunction with the Mohawk 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part. Since there are currently no stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards granted under the Mohawk 2014 Plan and no new awards can be granted under the Mohawk 2014 Plan, this summary only addresses the option awards.

Purpose. The purpose of the Mohawk 2014 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors and by provide the eligible recipients with the opportunity to acquire a proprietary interest in our company and to align their interests and efforts to the long-term interests of our stockholders.

Plan Administration. The Mohawk 2014 Plan, and any related instrument evidencing an award, notice or agreement, is interpreted and administered by our board of directors, although our board of directors may delegate ministerial duties to such employee it so desires. In connection with administering the Mohawk 2014 Plan, our board of directors has the responsibility for determining, among other things, the recipient of each award, what type or types of award will be granted, the terms and conditions of each award, the number of shares of our common stock covered by an award, whether, to what extent and under what circumstances awards may be settled in cash, shares of common stock or other property or canceled or suspended and the fair market value of each award.

Authorized Shares. A total of 616,852 shares of our common stock were reserved, which have been all issued pursuant to the Mohawk 2014 Plan. The shares of our common stock deliverable pursuant to awards under the Mohawk 2014 Plan will be authorized but unissued shares of our common stock.

Eligibility. Our board of directors selected participants in the Mohawk 2014 Plan from among our employees, officers, directors, consultants, agents and advisors.

Stock Options. The exercise price of stock options and strike price of stock appreciation rights granted under the Mohawk 2014 Plan may not be less than 100% of the fair market value of our common stock on the grant date. The term of a stock option or stock appreciation rights may not exceed ten years. An incentive stock option (“ISO”) may only be granted to employees or employees of our parent or subsidiary corporations. An ISO granted to an employee who owns more than 10% of the combined voting power of all of our classes of stock or that of its parent or subsidiary corporations must have an exercise price of at least 110% of the fair market value of our common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of our common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as Non-ISOs. The methods of payment of the exercise price of a stock option may include, among other things, cash, check or wire transfer, “net exercise” (for Non-ISOs), cashless exercise or shares of our common stock (so long as our common stock is registered under Section 12(b) or 12(g) of the Exchange Act) or promissory note or similar arrangements, as well as other forms of legal consideration that our board of directors permits. Our board of directors may establish and set forth in the applicable stock option award agreement or other agreement the terms and conditions on which a stock option or stock appreciation right will remain exercisable, if at all, following termination of a participant’s service. Unless an award agreement provides otherwise, the termination date shall be the earlier of: (i) if termination is due to disability or death, one year after such termination of service; (ii) if the termination is due to reasons other than for death, disability or cause, three months following termination of service; and (iii) the last day of the maximum term of an option. If the termination is for cause, then the stock option or stock appreciation right generally will cease to be exercisable upon first notification of such termination. If a participant is not entitled to exercise a stock option right at the date of termination of service, or if the participant does not exercise the stock option or stock appreciation right to the extent so entitled within the time specified in the applicable stock option award agreement or other agreement or in the Mohawk 2014 Plan, the stock option will terminate and the shares of our common stock underlying the unexercised portion of the stock option will revert to the Mohawk 2014 Plan and become available for future awards.

Taxes. Award recipients agree to promptly deliver to us any tax withholding obligations that may arise in connection with the exercise of the awards.

Non-Transferability of Awards. Unless pursuant to a will or by the laws of descent and distribution and designated as a beneficiary on an approved form to receive payment upon the beneficiary’s death, the Mohawk 2014 Plan generally does not allow for the transfer, sale, assignment or pledge of awards and only the participant who is granted an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend or other change in our corporate or capital structure results in (i) exchange of our common stock for other our securities or those of another company, or (ii) receipt of new, different or additional securities of any company by holders of our common stock, then our board of directors will proportionally adjust the number and kinds of shares issuable as ISOs or any subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor. To the extent not previously exercised or settled, and unless our board of directors determines otherwise, all awards will terminate immediately prior to the dissolution or liquidation.

Change in Control. In the event of a change of control involving us, notwithstanding any provision in any award agreement to the contrary, our board of directors may, in its sole and absolute discretion and without the need for the consent of any recipient, take one or more of the following actions contingent upon the occurrence of that change of control: (i) cause any or all outstanding affected options to become vested and immediately exercisable; (ii) cause any or all outstanding unvested options to be cancelled without consideration therefor; (iii) cancel any option in exchange for a substitute option in a manner consistent with the requirements of Treasury Regulation Section 1.424-1(a); or (iv) cancel any affected option in exchange for cash and/or other substitute consideration with a value equal to (A) the number of common stock subject to that option, multiplied by (B) the difference, if any, between the fair market value per share on the date of the change of control and the exercise price of that option, provided, that if the fair market value per share on the date of the change of control did not exceed the exercise price of such option, our board of directors may cancel that option without any payment of consideration therefor. A change of control means the consummation of: (a) a merger or consolidation of us with or into another company, (b) a sale of all of our outstanding voting securities, or (c) a sale, lease, exchange or other transfer of all or substantially all of our assets. A change of control does not include (1) a merger or consolidation of us in which the holders of the outstanding voting securities immediately prior to the merger of consolidation hold at least a majority of the outstanding voting securities of the successor company immediately after the merger or consolidation, (2) the sale, lease, exchange or other transfer of all or substantially all of our assets to a majority-owned subsidiary company, (3) a transaction undertaken for the principal purpose of restructuring the capital of us, or (4) any transaction deemed not to be a change of control by our board of directors for purposes of the Mohawk 2014 Plan.

Amendment; Termination. The Mohawk 2014 Plan may be amended, suspended or terminated by our board of directors as it deems advisable; provided, however, that to the extent required by applicable law, regulation or stock exchange rule, stockholder approval is required. The Mohawk 2014 Plan has no fixed expiration date.

2018 Equity Incentive Plan

Our board of directors adopted the Mohawk Group Holdings, Inc. 2018 Equity Incentive Plan (the “Mohawk 2018 Plan”) on October 11, 2018. Our Mohawk 2018 Plan was approved by our stockholders on May 24, 2019.

As of March 31, 2019, options to purchase 1,490,971 shares of our common stock were outstanding and 240,406 shares were reserved for awards available for future issuance under the Mohawk 2018 Plan.

The following is only a summary of the material terms of the Mohawk 2018 Plan, is not a complete description of all provisions of the Mohawk 2018 Plan and should be read in conjunction with the Mohawk 2018 Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the Mohawk 2018 Plan is to help us to (i) attract and retain the best available personnel, (ii) incentivize employees, directors and consultants with long-term, equity based compensation to align their interests with our stockholders, and (iii) promote the success of our business.

Eligibility. The compensation committee of our board of directors (the “Committee”) will select participants from among our employees, consultants, directors and investor director providers or individuals to whom an offer of a service relationship as an employee, consultant or director has been extended.

Authorized Shares. A total of 2,078,033 shares of our common stock have been reserved for awards available for future issuance pursuant to the Mohawk 2018 Plan, with additional shares added each January 1st beginning after 2019 equal to the lesser of (i) 15% of the shares deemed outstanding as of the preceding December 31, minus the number of shares in the share reserve as of immediately prior to the increase, or (ii) such number of shares as determined by our board of directors, which number is also the limit on shares of our common stock available for awards of ISOs. The shares of our common stock deliverable pursuant to awards under the Mohawk 2018 Plan will be authorized but unissued shares of common stock or reacquired common stock, including common stock that we repurchased on the open market or otherwise, or holds in treasury or trust. Any shares of our common stock withheld in connection with any exercise price or tax withholdings relating to an award or tendered in satisfaction of tax withholdings or payment of purchase price will again be available for issuance under the Mohawk 2018 Plan.

Types of Awards. The Mohawk 2018 Plan provides that the Committee may grant stock options, restricted stock awards, restricted stock unit awards and other stock awards to participants under the Mohawk 2018 Plan.

Stock Options. The exercise price of stock options granted under the Mohawk 2018 Plan must not be less than 100% of the fair market value of our common stock on the grant date, subject to certain exceptions relating to Section 409A of Internal Revenue Code of 1986, as amended. The term of a stock option may not exceed ten years. If a stock option is granted to an employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the stock option will not be first exercisable for any shares of our common stock until at least six months following its grant date (although the award may vest prior to such date). An ISO may only be granted to our employees or employees of certain of our affiliates. An ISO granted to an employee who owns more than 10% of the combined voting power of all of our classes of stock or that of our affiliates must have an exercise price of at least 110% of the fair market value of our common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of our common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as Non-ISOs. The methods of payment of the exercise price of a stock option may include, among other things, cash or check, other shares (subject to certain conditions), “net exercise” (for Non-ISOs), cashless exercise, as well as other forms of legal consideration that may be acceptable to the Committee, at its sole discretion. Our board of directors may establish and set forth in the applicable stock option award agreement or other agreement the terms and conditions on which a stock option will remain exercisable, if at all, following termination of a participant’s service. Unless an award agreement provides otherwise: (i) if termination is due to death or disability, the vested stock option will remain exercisable for twelve months after such termination of service; (ii) if termination is due to cause, the stock option will expire immediately upon such termination of service, or when cause first existed, if earlier; and (iii) if termination is due to reasons other than for death, disability or cause, the vested stock option generally will remain exercisable for ninety days following termination of service.

Restricted Stock and Restricted Stock Unit Awards. Each restricted stock, restricted stock unit or unrestricted shares award agreement will be in the form and contain such terms and conditions as the Committee deems appropriate. Unless otherwise provided in the award agreement, we will hold certificates or, if not certificated, other indicia representing the restricted shares, until the restrictions lapse. Restricted shares and restricted stock units not yet vested shall be forfeit upon termination of the recipient’s employment unless otherwise set forth in the award agreement or determined by the Committee or unless we have a contingent contractual obligation to provide for accelerated vesting, whereupon the recipient shall have the maximum contractual time for determining whether such contingency will occur before termination.

Right of First Refusal/Repurchase. The awards granted under the Mohawk 2018 Plan may, at the Committee’s discretion, include provisions whereby we or our designee may elect to repurchase or exercise a right of first refusal for any options, restricted shares, restricted stock units or unrestricted shares acquired pursuant to an award. The repurchase price shall be the lower of (i) the fair market value of the shares on the date of repurchase, or (ii) their original purchase price.

Taxes. Award recipients are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with awards granted pursuant to the Mohawk 2018 Plan and our obligation to deliver any common stock pursuant to the Mohawk 2018 Plan is dependent on the prior or simultaneous satisfaction of all withholding obligations. We have no duty or obligation to minimize the tax consequences of a stock award to the holder.

Non-Transferability of Awards. Unless the Committee provides otherwise in an award agreement, grants an exception or unless transferred pursuant to a will or by the laws of descent and distribution or the terms of a domestic relations order as approved by us, the Mohawk 2018 Plan generally does not allow for the transfer of awards and only the participant who is granted an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, such as stock splits, reverse stock splits, stock dividends, combinations, recapitalizations or reclassifications with respect to our common stock, or mergers, consolidations, changes in organization form or other increases or decreases in the number of issued shares of our common stock effected without receipt or payment of consideration by us, the Committee will equitably adjust the number and price of shares covered by each outstanding award and the total number of shares authorized for issuance under the Mohawk 2018 Plan. Unless our board of directors provides otherwise in an award agreement, in the event of any proposed dissolution or liquidation of us, other than as part of a change of control, all awards will terminate immediately prior to the consummation of such proposed corporate transaction.

Change in Control. In the event of a corporate transaction involving us, unless otherwise provided in any award agreement or other applicable agreements between us or any of our affiliates, on the one hand, and the applicable participant, on the other hand, each outstanding award may be assumed or substituted by the surviving or successor company or a parent or subsidiary of such company upon consummation of the corporate transaction. Notwithstanding the foregoing, the Committee has the discretion to take one or more of the following actions with respect to any or all awards: (i) accelerate the vesting of the awards so that some or all the awards that would not have vested will vest and/or cause our repurchase rights to lapse; (ii) provide payment of cash or other consideration in exchange for the satisfaction and cancellation of all or some of the outstanding awards, based on any reasonable valuation method selected by the Committee; (iii) terminate all or some of the awards upon the consummation of the transaction; or (iv) make any modification, adjustment or amendment to outstanding awards or the Mohawk 2018 Plan as the Committee deems necessary or appropriate. Our board of directors is not required to take the same action or actions with respect to all awards granted under the Mohawk 2018 Plan, or portions thereof, or with respect to all participants, and may take any of the different actions described above with respect to the vested and unvested portions of any award. A change of control includes, any one or more of the following events: (a) a sale or other disposition of all or substantially all of our assets, (b) a sale or other disposition of at least 50% of the combined voting power of our outstanding securities, not including any bona fide sale of our securities for purposes of raising capital, (c) a merger or consolidation of us with any other corporation unless (1) our voting securities outstanding immediately before the merger or consolidation would constitute at least 50% of the combined voting power of the voting securities after the merger or consolidation, and (2) no person becomes a beneficial owner, directly or indirectly, of 50% or more of the combined voting power of our then outstanding securities, (d) during any consecutive one-year period commencing after an initial public offering, the individuals who constituted the board of directors at the beginning of the period cease for any reason to constitute a majority of the board, or (e) our stockholders approve a plan or proposal for the liquidation or dissolution of us.

Plan Administration. The Mohawk 2018 Plan is administered by the Committee, and, in the absence of a compensation committee, by our board of directors, although the Committee may delegate administration of the Mohawk 2018 Plan to a subcommittee of the board of directors. In connection with administering the Mohawk 2018 Plan, the Committee has the responsibility for determining, among other things, the recipient of each award, the number of shares, units or dollars of our common stock subject to an award when and how each award will be granted, the fair market value of each award, the terms and conditions of each award, what type of stock award will be granted and the forms of the award agreements and other documents, notices and certificates therewith.

Amendment; Termination. The Mohawk 2018 Plan may be amended or terminated by the Committee as it deems advisable; however, stockholder approval is required for any change that increases the number of shares of our common stock available for issuance under the Mohawk 2018 Plan. The Mohawk 2018 Plan will terminate on October 11, 2028, if not sooner terminated by our board of directors.

2019 Equity Plan

Our board of directors adopted the 2019 Equity Plan on March 20, 2019. Our 2019 Equity Plan was approved by our stockholders on May 24, 2019. As of March 31, 2019, 2,406,618 restricted shares of our common stock were issued and outstanding and 19,418 restricted shares were reserved for awards available for future issuance under the 2019 Equity Plan. On April 11, 2019, 69,141 shares of restricted common stock were forfeited and returned to the pool of shares of restricted common stock reserved for awards available for future issuance under our 2019 Equity Plan, and on May 17, 2019, 88,548 shares of restricted common stock were issued pursuant to our 2019 Equity Plan. The 2019 Equity Plan replaced our Transaction Bonus Plan, and all awards previously allocated under our Transaction Bonus Plan were replaced with grants under the 2019 Equity Plan.

Purpose. The purpose of the 2019 Equity Plan is to help us to (i) retain the best available personnel to ensure our success and accomplish our goals, and (ii) to incentivize our employees, directors and consultants with long-term equity-based compensation to align their interests with the interests of our stockholders, in both cases providing for additional compensation for which value will be recognized upon a liquidity event.

Eligibility. The Committee will select participants from among our employees and consultants.

Authorized Shares. A total of 2,426,036 shares of our common stock have been reserved for awards available for future issuance pursuant to the 2019 Equity Plan. The shares of our common stock deliverable pursuant to awards under the 2019 Equity Plan will be authorized but unissued shares of common stock or reacquired common stock, including common stock that we repurchased on the open market or otherwise, or holds in treasury or trust. Any shares of our common stock withheld in connection with any payment of purchase price or tax withholdings relating to an award or tendered in satisfaction of tax withholdings or payment of purchase price will not again be available for issuance under the 2019 Equity Plan.

Types of Awards. The 2019 Equity Plan provides that the Committee may grant restricted stock awards to participants under the 2019 Equity Plan.

Restricted Stock Awards. Each restricted stock award agreement will be in the form and contain such terms and conditions as the Committee deems appropriate. Unless otherwise provided in the award agreement, we will hold certificates or, if not certificated, other indicia representing the restricted shares, until the restrictions lapse. Restricted shares not yet vested shall be forfeited upon termination of the recipient’s employment unless otherwise set forth in the award agreement or determined by the Committee or unless we have a contingent contractual obligation to provide for accelerated vesting, whereupon we shall have the maximum contractual time for determining whether such contingency will occur before termination. Recognizing that awards under the 2019 Equity Plan are intended to replace awards under the Transaction Bonus Plan, our board of directors has determined that the terms of awards to be granted under the 2019 Equity Plan shall, in general, match the terms of awards previously granted under the Transaction Bonus Plan. Restricted shares granted under the 2019 Equity Plan shall vest in substantially equal installments on the 6th, 12th, 18th and 24th monthly anniversary of an “Initial Public Offering”, which is defined as the closing of the first firm commitment underwritten public offering of our common stock registered pursuant to an effective registration statement under the Securities Act (other than a registration statement relating solely to the sale of securities to our employees or a registration relating solely to a Securities and Exchange Commission Rule 145 transaction) and which is expected to be the offering of shares of our common stock pursuant to the registration statement of which this prospectus forms a part, or, if earlier, upon a change in control, subject to continued service. Notwithstanding the foregoing, in the event a participant’s service is terminated due to an “involuntary termination”, which is generally defined as a termination by us without “cause”, a resignation by the participant for “good reason” or the participant’s death or disability, then, if an Initial Public Offering has already occurred, all of such participant’s shares shall immediately vest, and if an Initial Public Offering has not occurred, all of such participant’s shares will vest on the occurrence of an Initial Public Offering or, if earlier, upon a change in control. In the event of a forfeiture of shares granted under the 2019 Equity Plan or in the event that, upon an Initial Public Offering, there are unallocated shares under the 2019 Equity Plan, such shares are automatically reallocated to other participants in proportion to the number of shares covered by outstanding awards that each such participant holds.

Taxes. Award recipients are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with awards granted pursuant to the 2019 Equity Plan, and our obligation to deliver any common stock pursuant to the 2019 Equity Plan is dependent on the prior or simultaneous satisfaction of all withholding obligations. We have no duty or obligation to minimize the tax consequences of a stock award to the holder.

Non-Transferability of Awards. Unless the Committee provides otherwise in an award agreement, grants an exception or unless transferred pursuant to a will or by the laws of descent and distribution or the terms of a domestic relations order as approved by us, the 2019 Equity Plan generally does not allow for the transfer of awards.

Certain Adjustments. In the event of certain changes in our capitalization, such as stock splits, reverse stock splits, stock dividends, combinations, recapitalizations or reclassifications with respect to our common stock, or mergers, consolidations, changes in organization form or other increases or decreases in the number of issued shares of our common stock effected without receipt or payment of consideration by us, the Committee will equitably adjust the number and price of shares covered by each outstanding award and the total number of shares authorized for issuance under the 2019 Equity Plan. Unless our board of directors provides otherwise in an award agreement, in the event of any proposed dissolution or liquidation of us, other than as part of a change of control, all awards will terminate immediately prior to the consummation of such proposed corporate transaction.

Change in Control. In the event of a change in control, each outstanding award shall vest in full, and the participants shall be entitled to receive the same per-share consideration as our common stockholders.

Plan Administration. The 2019 Equity Plan is administered by the Committee, and, in the absence of a compensation committee, by our board of directors, although the Committee may delegate administration of the 2019 Equity Plan to a subcommittee of the board of directors. In connection with administering the 2019 Equity Plan, the Committee has the responsibility for determining, among other things, the recipient of each award, the number of shares, units or dollars of our common stock subject to an award, when and how each award will be granted, the fair market value of each award, the terms and conditions of each award and the forms of the award agreements and other documents, notices and certificates therewith.

Amendment; Termination. The 2019 Equity Plan may be amended or terminated by the Committee as it deems advisable; however, stockholder approval is required for any change that increases the number of shares of our common stock available for issuance under the 2019 Equity Plan. The 2019 Equity Plan will terminate on March 20, 2022, if not sooner terminated by our board of directors.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 to register all of the shares of common stock subject to outstanding options under the Mohawk 2014 Plan and the Mohawk 2018 Plan, shares outstanding subject to restricted stock awards under the 2019 Equity Plan and shares of common stock reserved for future awards that may be granted under the Mohawk 2018 Plan and the 2019 Equity Plan.

Former Transaction Bonus Plan

Effective July 9, 2018, we established the Transaction Bonus Plan to provide a means by which select employees may be given incentives to remain with Mohawk through a liquidity transaction. The following is only a summary of the material terms of the Transaction Bonus Plan, is not a complete description of all provisions of the Transaction Bonus Plan and should be read in conjunction with the Transaction Bonus Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the Transaction Bonus Plan, our board of directors could, by unanimous approval, grant a Participation Unit to any full-time employees or independent contractors that had at least three months of service with us. Participation Units vested in nine monthly installments on each of the nine monthly anniversaries of the date of grant, subject to continued employment with us or a subsidiary of ours. Additionally, upon the closing of a Sale of the Company (as defined in the Transaction Bonus Plan) or a Qualified IPO (as defined in the Transaction Bonus Plan), the Participation Units would immediately and vest in full, subject to continued employment with us or a subsidiary of ours. Each Participation Unit represented a proportional interest in the Plan Pool. Payments from the Plan Pool would occur under the Transaction Bonus Plan upon either a Sale of the Company or a Qualified IPO. The Transaction Bonus Plan was replaced by the 2019 Equity Plan and all awards previously allocated under the Transaction Bonus Plan were replaced with grants under the 2019 Equity Plan.

As of December 31, 2018, we had allocated 99.20% of the total Participation Units under the Transaction Bonus Plan, including 66.65% of the total Participation Units to our executive officers. No expense was recorded as of December 31, 2018, as the Transaction Bonus Plan was contingent on closing of the Sale of the Company or a Qualified IPO (as defined under the Transaction Bonus Plan) and the amount shares to be issued and value of such shares was to be determined based upon the value of such Qualified IPO or Sale of the Company. The Transaction Bonus Plan has subsequently been replaced by our 2019 Equity Plan. Effective March 31, 2019, no allocated Participation Units are outstanding as all awards were replaced with grants under the 2019 Equity Plan.

Employment and Severance Agreements

Yaniv Sarig—We entered into an offer letter with Mr. Sarig, dated April 1, 2015. Pursuant to the offer letter, Mr. Sarig’s base salary was initially $120,000 per year. During his employment, Mr. Sarig has received various base salary adjustments and his current base salary is $300,000 per year. Mr. Sarig’s employment is at will and may be terminated at any time by us or Mr. Sarig, with or without cause.

Fabrice Hamaide—We entered into a contractor agreement with Mr. Hamaide, dated July 1, 2017. Pursuant to this agreement, Mr. Hamaide’s current compensation is $300,000 per year. If Mr. Hamaide’s agreement is terminated without cause, Mr. Hamaide will be entitled to six months of compensation.

Joseph A Risico—We entered into an offer letter with Mr. Risico, dated May 14, 2018. Pursuant to the offer letter, Mr. Risico’s current base salary is $250,000 per year. Mr. Risico’s employment is at will and may be terminated by us or Mr. Risico at any time, with or without cause.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

In addition to the director and executive officer compensation arrangements discussed in the section of this prospectus entitled “Executive Officer Compensation” and compensation arrangements with our other executive officers, the following is a summary of material provisions of transactions since January 1, 2016 that we or Mohawk Opco have been a party to and in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or their immediate family members, have had or will have a direct or indirect material interest.

Mommy Guru LLC

We used a third-party vendor, Mommy Guru LLC (“Mommy Guru”), for certain product promotions, marketing activities and product rebates (“Product Promotions”). In September 2017, we hired Mommy Guru’s CEO as our Chief Marketing Officer (“CMO”) and continued to use the services of Mommy Guru during the CMO’s employment. During the year-ended December 31, 2017, we paid Mommy Guru approximately $2.4 million to be used in Product Promotions, of which $1.9 million was incurred during the CMO’s employment, which reduces our net revenue. We paid the CMO approximately $0.1 million in compensation for year-ended December 31, 2017. The CMO was no longer employed with us as of June 30, 2018.

Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko and Maximus Yaney

On November 1, 2018, Mr. Yaney, MV II, LLC, Dr. Larisa Storozhenko and Asher Maximus I, LLC, entered into a voting agreement with Asher Delug, as proxyholder (the “Initial Voting Agreement”). The Initial Voting Agreement was amended and restated pursuant to the Voting Agreement, dated March 13, 2019, by and among MV II, LLC, Dr. Larisa Storozhenko, Mr. Maximus Yaney, Mr. Delug and us (the “Restated Voting Agreement”). The Restated Voting Agreement will become effective upon the closing of this offering.

Under the Restated Voting Agreement, each of MV II, LLC, Dr. Larisa Storozhenko and Mr. Yaney (collectively, the “Designating Parties”) agreed to relinquish the right to vote their shares of our capital stock, and any of our other equity interests (collectively, the “Voting Interests”) by granting our board of directors the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder. The Voting Interests include all shares of our common stock currently held by the Designating Parties, as well as any of our securities or other equity interests acquired by the Designating Parties in the future. Pursuant to the proxy granted by the Designating Parties, our board of directors is required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties. The proxy granted by the Designating Parties under the Restated Voting Agreement is irrevocable. In addition, the Restated Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC.

Under the Restated Voting Agreement, each of the Designating Parties further agreed not to purchase or otherwise acquire any shares of our capital stock or other equity securities, or any interest in any of the foregoing.

Once the Restated Voting Agreement becomes effective, it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Yaney’s death. For purposes of the agreement, a “Deemed Liquidation Event” means (i) the acquisition of us by another entity by means of any transaction or series of related transactions to which we are party other than a transaction or series of transactions in which the holders of our voting securities outstanding immediately prior to such transaction or series of transactions retain, immediately after such transaction or series of transactions, as a result of our shares held by such holders prior to such transaction or series of transactions, a majority of the total voting power represented by our outstanding voting securities or such other surviving or resulting entity; (ii) a sale, lease or other disposition of all or substantially all of our or our subsidiaries’ assets taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of us; or (iii) any liquidation, dissolution or winding up of us, whether voluntary or involuntary; however, a Deemed Liquidation Event shall not include any transaction effected primarily to raise capital for us or a spin-off or similar divestiture of our product or SaaS business as part of reorganization of us approved by our board of directors. In addition, the rights and obligations under the agreement will terminate with respect shares of capital stock sold by a Designating Party in connection with any arm’s length transaction to a third party that is not a Designating Party, an affiliate of a Designating Party or any other individual or party that has a direct or indirect familial relationship with any Designating Party.

Maximus Yaney is a former employee and co-founder of Mohawk Opco, who ceased providing services to us in November 2017. Mr. Yaney has never served as an officer or director of Mohawk Opco or our company. As of March 31, 2019, Mr. Yaney, together with immediate family members and affiliated entities, beneficially held approximately 26.9% of our outstanding common stock. In May 2015, Mr. Yaney pled guilty to felony conspiracy to commit bank fraud and wire fraud in violation of 18 U.S.C. §1344 and §1349 in the United States District Court for the Southern District of Illinois in connection with matters that occurred from 2007 to December 2012, before Mohawk Opco’s incorporation in April 2014. As the basis upon which the Court accepted his plea, Mr. Yaney stipulated to facts that described his participation in a transaction that defrauded Greystone Servicing Corporation, Inc., a real estate financing and investment company, and the Federal National Mortgage Association, of approximately $7.8 million. In May 2015, the Court sentenced Mr. Yaney to eighteen months in federal prison, two years of supervised release, restitution of the victims’ loss amount of $7.7 million and other minor fines and fees. Mr. Yaney served his sentence in full and has paid the restitution and fines in full in accordance with the Court’s sentence.

Voting Agreement with Asher Delug

On April 12, 2019, we entered into a voting agreement with Asher Delug (the “Delug Voting Agreement”) on substantially the same terms as the Restated Voting Agreement. The Delug Voting Agreement will become effective upon the closing of this offering. Also upon the closing of this offering, Mr. Delug will resign from his position as a member of our board of directors.

Under the Delug Voting Agreement, Mr. Delug agreed to relinquish the right to vote his shares of our capital stock, and any of our other equity interests (collectively, the “Delug Voting Interests”) by granting our board of directors the sole right to vote all of the Delug Voting Interests as Mr. Delug’s proxyholder. The Delug Voting Interests include all shares of our common stock currently held by Mr. Delug, as well as any of our securities or other equity interests acquired by Mr. Delug in the future. Pursuant to the proxy granted by Mr. Delug, our board of directors is required to vote all of the Delug Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than Mr. Delug. The proxy granted by Mr. Delug under the Delug Voting Agreement is irrevocable. In addition, the Delug Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC.

Under the Delug Voting Agreement, Mr. Delug further agreed not to purchase or otherwise acquire any shares of our capital stock or other equity securities, or any interest in any of the foregoing.

Once the Delug Voting Agreement becomes effective, it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Delug’s death. For purposes of the agreement, a “Deemed Liquidation Event” has the same meaning as in the Restated Voting Agreement. In addition, the rights and obligations under the agreement will terminate with respect shares of capital stock sold by Mr. Delug in connection with any arm’s length transaction to a third party that is not an affiliate of Mr. Delug or any other individual or party that has a direct or indirect familial relationship with Mr. Delug.

Letter Agreement with IFG Health, Inc.

On April 2, 2018, we entered into a letter agreement with IFG Health, Inc. (the “Letter Agreement”). Under the Letter Agreement, we agreed to appoint Dr. Stephen Liu to our board of directors if IFG Health, Inc. invested not less than $3.0 million in Mohawk Opco as part of its Series C preferred stock financing. Dr. Liu is the control person of IFG Health Inc. We also agreed to provide Dr. Liu with (i) cash compensation in the amount of $50,000 annually to be paid quarterly in arrears and (ii) upon appointment to our board of directors, an initial incentive stock option grant of 38,461 options (the “Initial Option Award”). The Initial Option Award was granted to Dr. Liu on December 28, 2018, has an exercise price of $9.72 per share, vests monthly in arrears over a three-year period commencing September 19, 2018 and such vesting is subject to Dr. Liu’s continued service on our board of directors. In the event Dr. Liu no longer serves as a member of our board of directors for any reason, other than his resignation, the Initial Option Award in its entirety shall be deemed vested. We have also agreed to reimburse Dr. Liu for all reasonable out-of-pocket expenses incurred by Dr. Liu in connection with attending board meetings during Dr. Liu’s service on our board of directors.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our amended and restated bylaws provide that we shall indemnify any person who is or was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was, or has agreed to become, one of our directors or officers, or while one of our directors or officers, is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection therewith, subject to certain conditions. In addition, our amended and restated bylaws also provide that we must, to the fullest extent permitted by law, advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions. Our amended and restated bylaws also provide that we may purchase and maintain insurance, at our expense, to protect us and any person who is or was a director, officer, employee or agent of ours or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL. We will obtain directors’ and officers’ liability insurance prior to the completion of this offering.

Our amended and restated bylaws also provide us with the power to enter into indemnification agreements with any director, officer or other employee or agent of our Company, and such rights may be different or greater than those provided in our amended and restated bylaws. Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related person transaction policy to be effective upon completion of this offering to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. A related person is any individual who is, or who has been at any time since the beginning of our last fiscal year, one of our directors or executive officers, or a nominee to become one of our directors, any person known to be the beneficial owner of more than 5% of any class of our voting securities or any immediate family member of any of the foregoing persons. Additionally, any firm, corporation or other entity by which any of the foregoing persons is employed or in which such person is a general partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest, will also be deemed to be a related person. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2019 and the beneficial ownership of our common stock as adjusted to reflect the sale of common stock offered by us in this offering, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock from us, for:

•	each of the Named Executive Officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC. We have deemed shares of our common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of March 31, 2019 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 13,940,808 shares of our common stock outstanding as of March 31, 2019. Percentage ownership of our common stock after this offering is based on 17,274,141 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us and on 17,774,141 shares of our common stock outstanding immediately after the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares of common stock from us.

Upon the completion of this offering, Mr. Delug, the current chairman of our board of directors, will control approximately 14.5% of our common stock, or 14.1% if the underwriters’ option to purchase additional shares of our common stock is exercised in full. Mr. Delug’s service on our board of directors will terminate immediately prior to the closing of this offering. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement with Asher Delug” for additional disclosure regarding the Delug Voting Agreement.

Upon the completion of this offering, Mr. Yaney will be affiliated with holders of approximately 21.7% of our common stock, or 21.1% if the underwriters’ option to purchase additional shares of our common stock is exercised in full. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko and Maximus Yaney” for additional disclosure regarding Mr. Yaney.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Mohawk Group Holdings, Inc., 37 East 18th Street, 7th Floor, New York, NY 10003. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering
	Number		%	Excluding Exercise of Over- Allotment %	Including Full Exercise of Over- Allotment %
Greater than 5% Stockholders:
Entities Affiliated with GV 2016, L.P.	1,055,954	(1)	7.6%	6.1%	5.9%
Larisa Storozhenko	1,375,935	(2)(3)	9.9%	8.0%	7.7%
MV II, LLC	2,123,078	(3)(4)	15.2%	12.3%	11.9%
Named Executive Officers, Directors and Director Nominees:
Yaniv Sarig	891,551	(5)	6.4%	5.2%	5.0%
Fabrice Hamaide	711,383	(6)	5.1%	4.1%	4.0%
Joseph A. Risico	145,562	(7)	1.0%	*	*
Asher Delug(8)	2,503,608	(9)	18.0%	14.5%	14.1%
Stephen Liu	297,007	(10)	2.1%	1.7%	1.7%
Greg B. Petersen	—		—	—	—
Amy von Walter	—		—	—	—
All current executive officers and directors as a group (9 persons)(11)	5,282,768		37.5%	30.3%	29.5%

*	Denotes less than 1%
(1)

Comprised of (i) 991,852 shares of common stock held by GV 2016, L.P., and (ii) 64,102 shares of common stock held by GV 2017, L.P. GV 2016 GP, L.P., the general partner of GV 2016, L.P., GV 2016 GP, L.L.C., the general partner of GV 2016 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2016 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2016, L.P. GV 2017 GP, L.P., the general partner of GV 2017, L.P., GV 2017 GP, L.L.C., the general partner of GV 2017 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2017 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2017, L.P. From March 6, 2017 to September 4, 2018, David C. Munichiello was a member of the board of directors of Mohawk Opco, our predecessor entity. Mr. Munichiello is a partner at GV and an affiliate of GV 2016, L.P. and GV 2017, L.P. but does not have voting or dispositive power over the shares held by GV 2016, L.P. or GV 2017, L.P. The principal business address of each of GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C., GV 2017, L.P., GV 2017 GP, L.P., GV 2017 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc. and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(2)

Comprised of 1,375,935 shares of common stock held directly. Dr. Storozhenko was a member of the board of directors of Mohawk Opco until March 2017. The address of Larisa Storozhenko is 388 2nd Ave, #134 New York NY 10010. The Designating Parties have entered into the Restated Voting Agreement with us, as more fully described in footnote 3.

(3)

MV II, LLC, Dr. Larisa Storozhenko and Mr. Maximus Yaney have entered into the Restated Voting Agreement with us, pursuant to which our board of directors will have the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder. Pursuant to the proxy granted by the Designating Parties, our board of directors is required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties. The proxy granted by the

Designating Parties under the Restated Voting Agreement is irrevocable. In addition, the Restated Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC. The Restated Voting Agreement will become effective upon the closing of this offering and will continue until the earlier to occur of (i) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (ii) Mr. Yaney’s death. Through the Restated Voting Agreement, our board of directors will have voting power over an aggregate of 3,748,616 shares of our common stock through shares of common stock held by the Designating Parties. As of March 31, 2019, the Designating Parties held 3,748,616 shares of our common stock, or 26.9% of our shares outstanding. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko and Maximus Yaney”.
(4)

Comprised of 2,123,078 shares of common stock held directly. Lucile Yaney is the control person of MV II, LLC and has dispositive power over the shares held by MV II, LLC. The address of MV II, LLC is 1013 Centre Road, STE 403-A, Wilmington, DE 19805. The Designating Parties have entered into the Restated Voting Agreement with us, as more fully described in footnote 3.

(5)

Comprised of (i) 430,605 shares of common stock held directly, and (ii) 460,946 shares of restricted common stock granted pursuant to the 2019 Equity Plan which are subject to vesting. The shares of restricted common stock granted pursuant to the 2019 Equity Plan have voting rights irrespective of any vesting requirements. See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2019 Equity Plan” for additional details.

(6)

Mr. Hamaide’s holdings consist of (i) 81,006 shares of common stock issuable pursuant to stock options immediately exercisable, (ii) 8,100 shares of common stock issuable pursuant to stock options exercisable within 60 days after March 31, 2019, and (iii) 622,277 shares of restricted common stock granted pursuant to the 2019 Equity Plan which are subject to vesting. The shares of restricted common stock granted pursuant to the 2019 Equity Plan have voting rights irrespective of any vesting requirements. See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2019 Equity Plan” for additional details.

(7)

Comprised of 145,562 shares of restricted common stock granted pursuant to the 2019 Equity Plan which are subject to vesting. The shares of restricted common stock granted pursuant to the 2019 Equity Plan have voting rights irrespective of any vesting requirements. See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2019 Equity Plan” for additional details.

(8)	Mr. Delug’s service on our board of directors will terminate immediately prior to the commencement of trading of our common stock on the Nasdaq Capital Market.
(9)

Mr. Delug has entered into the Delug Voting Agreement with us, pursuant to which our board of directors will have the sole right to vote all of the Delug Voting Interests as Mr. Delug’s proxyholder. Pursuant to the proxy granted by Mr. Delug, our board of directors is required to vote all of the Delug Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than Mr. Delug. The proxy granted by Mr. Delug under the Delug Voting Agreement is irrevocable. In addition, the Delug Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC. The Delug Voting Agreement will become effective upon the closing of this offering and will continue until the earlier to occur of (i) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (ii) Mr. Delug’s death. Through the Delug Voting Agreement, our board of directors will have voting power over an aggregate of 2,503,608 shares of our common stock through shares of common stock held by Mr. Delug. As of March 31, 2019, the Mr. Delug held 2,503,608 shares of our common stock, or 18.0% of our shares outstanding. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement with Asher Delug”.

(10)

Comprised of (i) 288,461 shares of common stock held by IFG Health Inc., (ii) 6,410 shares of common stock issuable pursuant to stock options immediately exercisable held by Dr. Liu, and (iii) 2,136 shares of common stock issuable pursuant to stock options exercisable within 60 days after March 31, 2019 held by Dr. Liu. Dr. Liu is the control person of IFG Health Inc. and has dispositive power over the shares held by

IFG Health Inc. The address of IFG Health Inc. is 11301 W. Olympic Boulevard, #558, Los Angeles, CA 90064.
(11)

Comprised of shares included under “Named Executive Officers and Director Nominees”, other than shares held by Greg B. Petersen and Amy von Walter, and an aggregate of 4,348 shares of common stock, 687,779 shares of restricted common stock granted pursuant to the 2019 Equity Plan which are subject to vesting, 40,586 shares of common stock issuable pursuant to stock options immediately exercisable and 944 shares of common stock issuable pursuant to stock options exercisable within 60 days after March 31, 2019 held by four of our other executive officers. The shares of restricted common stock granted pursuant to the 2019 Equity Plan have voting rights irrespective of any vesting requirements. See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans—2019 Equity Plan” for additional details regarding the vesting of restricted stock awards. See footnote 9 for information about the Delug Voting Agreement between us and Mr. Delug.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the Registration Rights Agreement, each of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of March 31, 2019, there were 13,940,808 shares of our common stock outstanding, held by 249 stockholders of record, and no shares of our convertible preferred stock outstanding. Subject to applicable Nasdaq rules, our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Dividends may be declared and paid on our common stock if, as and when determined by our board of directors, subject to any preferential dividend or other rights of any then outstanding preferred stock and to the requirements of applicable law. Pursuant to the MidCap Credit Agreement, we are prohibited from paying any dividends without the prior written consent of MidCap. Additionally, pursuant to the Horizon Loan Agreement, we are prohibited from paying any dividends without the prior written consent of Horizon.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any outstanding preferred stock may be entitled to elect. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See the section of this prospectus entitled “Description of Capital Stock—Anti-Takeover Provisions” for additional details regarding the anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

The Designating Parties have entered into the Restated Voting Agreement with us, pursuant to which our board of directors will have the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder. Pursuant to the proxy granted by the Designating Parties, our board of directors is required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties. The proxy granted by the Designating Parties under the Restated Voting Agreement is irrevocable. In addition, the Restated Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC. The Restated Voting Agreement will become effective upon the closing of this offering and will continue until the earlier to occur of (i) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (ii) Mr. Yaney’s death. Through the Restated Voting Agreement, our board of directors will have voting power over an aggregate of 3,748,616 shares of our common stock through shares of common stock held by the Designating Parties. As of March 31, 2019, the Designating Parties held 3,748,616 shares of our common stock, or 26.9% of our shares outstanding. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko and Maximus Yaney” for additional disclosure regarding Mr. Yaney.

Mr. Delug has entered into the Delug Voting Agreement with us, pursuant to which our board of directors will have the sole right to vote all of the Delug Voting Interests as Mr. Delug’s proxyholder. Pursuant to the proxy granted by Mr. Delug, our board of directors is required to vote all of the Delug Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than Mr. Delug. The proxy granted by Mr. Delug under the Delug Voting Agreement is irrevocable. In addition, the Delug Voting Agreement proxyholder may not be changed unless we receive the prior approval of The Nasdaq Stock Market LLC. The Delug Voting Agreement will become effective upon the closing of this offering and will continue until the earlier to occur of (i) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, our common stock is and remains listed on The Nasdaq Stock Market LLC, or (ii) Mr. Delug’s death. Through the Delug Voting Agreement, our board of directors will have voting power over an aggregate of 2,503,608 shares of our common stock through shares of common stock held by Mr. Delug. As of March 31, 2019, Mr. Delug held 2,503,608 shares of our common stock, or 18.0% of our shares outstanding. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions—Voting Agreement with Asher Delug” for additional disclosure regarding the Delug Voting Agreement.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in such series, and to fix the voting powers, designations, preferences and other rights, qualifications and restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences of such series, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of March 31, 2019, we had outstanding warrants to purchase an aggregate of 318,158 shares of our common stock, with a weighted-average exercise price of $15.60. All of our outstanding warrants are currently exercisable. All of our outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions. In addition, all of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

Equity Awards

As of March 31, 2019, we had outstanding options to purchase an aggregate of 346,624 shares of our common stock under the Mohawk 2014 Plan, with a weighted-average exercise price of $6.20. As of March 31, 2018, we had outstanding options to purchase an aggregate of 1,490,971 shares of our common stock under the Mohawk 2018 Plan, with a weighted-average exercise price of $9.72.

As of March 31, 2019, we had 2,406,618 outstanding shares of restricted common stock, held by certain of our employees, including certain of our executive officers, under our 2019 Equity Plan. On April 11, 2019, 69,141 shares of restricted common stock were forfeited and returned to the pool of shares of restricted common stock reserved for awards available for future issuance under our 2019 Equity Plan, and on May 17, 2019, 88,548 shares of restricted common stock were issued pursuant to our 2019 Equity Plan. The restricted stock generally vests in four equal installments on the 6, 12, 18 and 24 month anniversaries of the closing of this offering, and will become eligible for sale upon vesting.

See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans” for additional disclosure regarding the Mohawk 2014 Plan, the Mohawk 2018 Plan and the 2019 Equity Plan.

Registration Rights

In connection with the issuance and sale by Mohawk Opco of shares of its Series C Preferred Stock and the Merger, Mohawk Opco entered into a registration rights agreement on April 6, 2018, which was amended on March 2, 2019 (as amended, the “Registration Rights Agreement”), pursuant to which we have agreed that we will file a registration statement on Form S-1 (the “Resale Registration Statement”), with the SEC covering (a) the shares of common stock issued by us in exchange for Series C Preferred Stock of Mohawk Opco in the Merger, (b) the shares of common stock issuable upon exercise of the warrants issued to certain accredited investors as consideration for providing certain placement agent services to Mohawk Opco (“Placement Agent Warrants”), (c) the shares of common stock issued by us in exchange for all of the equity securities of Mohawk Opco that were outstanding immediately prior to the closing of the Merger, other than the Series C Preferred Stock, (d) 897,435 shares of common stock held by our pre-Merger stockholders, and (e) substantially all of the shares of common stock owned by other holders (collectively, the “Registrable Shares”). As required under the Registration Rights Agreement, we will use our commercially reasonable efforts to file the Resale Registration Statement by the earliest of: (i) in the event we withdraw from the SEC the registration statement of which this prospectus forms a part (the “Withdrawal”), the date that is 30 days after the date of such Withdrawal; (ii) in the event we complete this offering (the “IPO Closing”), the date that is 181 days after the date of the IPO Closing; and (iii) December 31, 2019 (such date, the “Registration Filing Date”). As required under the Registration

Rights Agreement, we will use our commercially reasonable efforts to ensure that the Resale Registration Statement is declared effective no later than the earliest of: (x) in the event of a Withdrawal, the date that is 90 days after the filing of the Resale Registration Statement with the SEC; (y) in the event of an IPO Closing, the date that is 211 days after the date of the IPO Closing; and (z) January 31, 2020 (such date, the “Registration Effectiveness Date”). Subject to customary limitations, if the Resale Registration Statement is not filed by the Registration Filing Date or declared effective by the Registration Effectiveness Date, if we fail to maintain the effectiveness of the Resale Registration Statement, or if the holders of Registrable Shares cannot use the Resale Registration Statement to resell the Registrable Shares, for a period of more than 15 consecutive trading days (except for suspension of the use of the Resale Registration Statement in connection with the filing of a post-effective amendment in connection with filing our Annual Report on Form 10-K for the time reasonably required to respond to any comments from the SEC on the post-effective amendment or during a permitted blackout period as described in the Registration Rights Agreement) or if, following the listing or inclusion for quotation on the OTC Markets Group, the Nasdaq Stock Market, the New York Stock Exchange or the NYSE MKT, the trading of our common stock is suspended or halted for more than three consecutive trading days, or if the Registrable Shares are not listed or quoted on such markets, which we refer to collectively as the Registration Events, we will be required to make monthly cash payments to each holder of Registrable Shares issued by us either in exchange for the Series C Preferred Stock of Mohawk Opco or upon the exercise of Placement Agent Warrants and to each holder of Placement Agent Warrants as monetary penalties equal to 1% of the total value of Registrable Shares held by, or issuable upon the exercise of Placement Agent Warrants to, such holder and affected during the period, based on the monetary values assigned in the Registration Rights Agreement, subject to an 8% aggregate cap with respect to such holder’s Registrable Shares that are affected by all Registration Events. No monetary penalties will accrue with respect to any Registrable Shares removed from the Resale Registration Statement in response to a comment from the staff of the SEC limiting the number of shares of common stock that may be included in the Resale Registration Statement (“Cutback Comment”) or after the Registrable Shares may be resold without volume or other limitations under Rule 144 or another exemption from registration under the Securities Act. Any cutback resulting from a Cutback Comment shall be allocated as follows: first, from the shares of common stock issued pursuant to the Merger in exchange for equity, other than Series C Preferred Stock, in Mohawk Opco; second, from the 897,435 shares of common stock held by our pre-Merger stockholders; third, from the shares of common stock issuable upon exercise of Placement Agent Warrants (and on an as-exercised basis with respect to any warrants not then exercised); fourth, from shares of common stock issued by us in exchange for Series C Preferred Stock of Mohawk Opco in the Merger; and fifth, from all other shares of common stock subject to the Registration Rights Agreement, in each case, pro rata based on the total number of such shares held by or issuable to each holder in such group.

Pursuant to the Registration Rights Agreement, we must use commercially reasonable efforts to keep the Resale Registration Statement effective for five years from the date it is declared effective by the SEC or until the date on which all Registrable Shares have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement.

We will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws and the fees and disbursements of our counsel and of our independent accountants and reasonable fees and disbursements of counsel to the investors. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

The foregoing description of the Registration Rights Agreement herein is qualified in its entirety by reference to the full text of the agreement and the amendment thereto filed as Exhibits 4.2 and 4.6 hereto, respectively, which are incorporated herein by reference.

Anti-Takeover Provisions

Certain provisions of Delaware law, along with our amended and restated certificate of incorporation and our amended and restated bylaws, as will take effect immediately prior to the completion of this offering, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Law

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, as will take effect immediately prior to the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of our board of directors or management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified Board. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term (other than the directors initially assigned to Class I whose term shall expire at our first annual meeting of stockholders following the completion of this offering and those assigned to Class II whose term shall expire to our second annual meeting of stockholders following the completion of this offering), one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. See the section of this prospectus entitled “Management” for more information on the classified board.

•

Stockholder Meetings. Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president or by a resolution adopted by a majority of our board of directors, thus prohibiting a stockholder (in the capacity as a stockholder) from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

•

Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

•

Issuance of Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•

Amendment of Charter Provisions. The amendment of any of the above provisions, except for the provisions making it possible for our board of directors to issue preferred stock or for our stockholders to cumulate their votes, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock. The provisions of the DGCL, our amended and restated

certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Philadelphia Stock Transfer, Inc. The transfer agent and registrar’s address is 2320 Haverford Road, Suite 230, Ardmore, PA 19003.

Listing

We have applied for the listing of our common stock on the Nasdaq Capital Market under the symbol “MWK”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale in the public market shortly after this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2019, we will have a total of 17,274,141 shares of our common stock outstanding, assuming no exercise of outstanding warrants or options. Of these outstanding shares, all of the 3,333,333 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

In addition, on March 20, 2019, our board of directors granted an aggregate of 2,406,618 shares of restricted common stock, representing 13.9% of the common stock to be outstanding after the offering (or 13.5% if the underwriters’ option to purchase additional shares of our common stock is exercised in full), to certain of our employees, including certain of our executive officers. The restricted stock generally vests in four equal installments on the 6, 12, 18 and 24 month anniversaries of the closing of this offering, and will become eligible for sale upon vesting.

The currently outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these shares will be available for sale in the public market as follows:

•

beginning on the date of this prospectus, the 3,333,333 shares of common stock (3,833,333 shares assuming the underwriters exercise their option to purchase additional shares of common stock) sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, additional shares of common stock will become eligible for sale in the public market, of which 5,143,586 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below, and the availability of a resale registration statement.

Lock-up Agreements

In connection with this offering, we have agreed, subject to specified exceptions, not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, other than with respect to the registration of shares of our common stock to be issued under an equity incentive plan or a registration statement in connection with a business combination, without the prior written consent of Roth Capital Partners, LLC for a period of 180 days following the date of this prospectus. See the section of this prospectus entitled “Underwriting.”

In connection with this offering, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Roth Capital Partners, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Roth Capital Partners, LLC may, in its discretion, and without our consent, release any of the securities subject to these lock-up agreements at any time. These restricted securities will be available for sale in the public market as follows:

•	holders of approximately 5.2 million shares of our common stock will be permitted to sell 100% of their shares commencing on the date that is 181 days after the date of this prospectus;

•	our officers and directors, excluding Mr. Delug, will be permitted to sell 100% of their shares commencing on the date that is twelve months after the date of this prospectus;

•

holders of approximately 4.5 million shares of our common stock, which amount includes shares of our common stock held by Mr. Delug and MV II, LLC, will be permitted to sell up to 25% of their shares commencing on the date that is 12 months after the date of this prospectus, up to 50% of their shares commencing on the date that is 15 months after the date of this prospectus, up to 75% of their shares commencing on the date that is 18 months after the date of this prospectus and 100% of their shares commencing on the date that is 21 months after the date of this prospectus.

•

Dr. Storozhenko, who holds approximately 1.4 million shares of our common stock, will be permitted to sell up to 25% of her shares commencing on the date that is 9 months after the date of this prospectus, up to 50% of her shares commencing on the date that is 12 months after the date of this prospectus, up to 75% of her shares commencing on the date that is 15 months after the date of this prospectus and 100% of her shares commencing on the date that is 18 months after the date of this prospectus.

Following the lock-up periods described above, and assuming that no parties are released from these agreements and that there is no extension of the lock-up period, certain of the shares of common stock that are restricted securities will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act and pursuant to the Resale Registration Statement, as more fully described in the section of this prospectus entitled “Description of Capital Stock—Registration Rights”.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 172,741, shares as of immediately after this offering, based on the number of shares to be sold in this offering as set forth on the cover page of this prospectus; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by such rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

As of March 31, 2019, options to purchase a total of 346,624 shares of common stock granted under the Mohawk 2014 Plan were outstanding, of which 186,710 options to purchase shares were exercisable. As of March 31, 2019, options to purchase a total of 1,490,971 shares of common stock granted under the Mohawk 2018 Plan were outstanding, of which 9,486 options to purchase shares were exercisable. As of March 31, 2019, a total of 2,406,618 shares of restricted common stock granted under the 2019 Equity Plan were outstanding, of which none were vested.

Registration Statement on Form S-8

Promptly after the completion of this offering, we intend to file a registration statement on Form S-8 to register all of the shares of common stock subject to outstanding options under the Mohawk 2014 Plan and the Mohawk 2018 Plan and shares of common stock reserved for awards available for future issuance under the Mohawk 2018 Plan, shares of restricted common stock issued and outstanding under the 2019 Equity Plan and restricted shares of common stock reserved for awards available for future issuance under the 2019 Equity Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section of this prospectus entitled “Executive Officer Compensation—Equity-Based Incentive Plans” for a description of the Mohawk 2014 Plan, the Mohawk 2018 Plan and our 2019 Equity Plan.

Registration Rights

See the section of this prospectus entitled “Description of Capital Stock—Registration Rights” for a description of the registration rights granted to the holders of Registrable Shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, (the “IRS”), all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING,

OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of a Non-U.S. Holder

For purposes of this discussion, a Non-U.S. Holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends to holders of our common stock in the foreseeable future. However, if we do make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the deemed sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Disposition of our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities.

Non-U.S. Holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If a Non-U.S. Holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the Non-U.S. Holder will be exempt from U.S. federal withholding tax. To claim the exemption, the Non-U.S. Holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent. Any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A Non-U.S. Holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules or rates.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A Non-U.S. Holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules or rates.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS and provided to each Non-U.S. Holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a Non-U.S. Holder of dividends on or the gross proceeds of a disposition of our common stock provided the Non-U.S. Holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI or otherwise establishes an exemption. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the Non-U.S. Holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any.

Additional FATCA Withholding Requirements

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution, or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC and A.G.P./Alliance Global Partners, pursuant to which Roth Capital Partners, LLC and A.G.P./Alliance Global Partners are acting as joint representatives for the underwriters named below. In connection with this offering and subject to certain terms and conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter:

Underwriter	Number of Shares of Common Stock
Roth Capital Partners, LLC
A.G.P./Alliance Global Partners
National Securities Corporation

Total	3,333,333

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriters an option to purchase up to an additional 500,000 shares of common stock from us at the public offering price, less the underwriting discounts, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriters may only exercise the option once.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting discounts. The underwriters’ discount will be 7.0% of the gross proceeds of this offering, or $             per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $4.2 million and are payable by us. In addition, we have agreed to reimburse the underwriters for certain of their expenses in an amount up to $325,000. In addition, we have agreed to pay a non-accountable expense allowance to the underwriters equal to 0.85% of the gross proceeds received in this offering, including gross proceeds received in connection with the over-allotment option, if exercised.

The following table shows the underwriting discounts and non-accountable expense allowance payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

Total
	Per Share	Without Over- allotment	With Over-allotment
Public offering price	$	$	$
Underwriting discounts paid by us	$	$	$
Non-accountable expense allowance	$	$	$

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Underwriters’ Warrants

We have agreed to issue to the underwriters warrants initially exercisable for up to, in aggregate, 41,667 shares of common stock (or 47,917 shares if the overallotment option is exercised). The warrants are not included in the securities being sold in this offering. The shares of common stock issuable upon exercise of the warrants will be identical to those offered by this prospectus. The warrants will be exercisable at a per share price equal to 130% of the initial public offering price per share in this offering. The warrant will be exercisable at any time, and from time to time, in whole or in part, until the fifth anniversary of the effective date of this offering, in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrant have been deemed compensation by FINRA and are subject to a 180 day lock-up. The underwriters will not sell, transfer, assign, pledge or hypothecate the warrants or the shares of common stock underlying the warrant, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares of common stock issuable upon exercise of the warrants will be adjusted in certain circumstances, including in the event of a stock dividend, cash dividend or our recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, other than with respect to the registration of shares of our common stock to be issued under an equity incentive plan or a registration statement in connection with a business combination transaction, without the prior written consent of Roth Capital Partners, LLC for a period of 180 days following the date of this prospectus (the “Lock-Up Period”). This consent may be given at any time. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants, the settlement of restricted stock awards or units or the conversion of other outstanding convertible securities described in this prospectus, and (iii) the issuance of employee stock options not exercisable during the Lock-Up Period and the grant or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans.

In addition, each of our directors, officers and substantially all of our stockholders are subject to certain restrictions on disposing of our securities. See the section of this prospectus entitled “Shares Eligible for Future Sale—Lock-Up Agreement” for additional disclosure regarding these restrictions. We have assigned our rights to release any holder from these restrictions to Roth Capital Partners, LLC. If Roth Capital Partners, LLC, in its sole discretion, agrees to release or waive these restrictions for one of our officers, directors or stockholders, we will announce the impending release or waiver by a press release at least two business days before the effective date of the release or waiver.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ website or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information

We have applied to the Nasdaq Capital Market to list shares of our common stock under the symbol “MWK.”

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our Company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management; our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, each underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking and other financial services for us and our affiliates for which they may in the future receive customary fees. A.G.P./Alliance Global Partners served as a sub-advisor to us in connection with the Horizon Loan Agreement and the MidCap Credit Agreement and will receive $137,500 in deferred fees relating to their service following the closing of this offering.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

European Economic Area

This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive (2003/71/EC), and have not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

The underwriters have represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any of the shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)

it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ordinary shares is directed only at (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (as amended, “the Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

Paul Hastings LLP, Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by DLA Piper LLP (US), Phoenix, Arizona.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of which this prospectus forms a part have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses unqualified opinion and includes an explanatory paragraph that describes the substantial doubt about Mohawk Group Holdings Inc.’s ability to continue as a going concern). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we intend to register our common stock under Section 12 of the Exchange Act and will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.mohawkgp.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

MOHAWK GROUP, INC.

FINANCIAL STATEMENT SCHEDULE:

Schedule II—Valuation and Qualifying Accounts and Reserves for the Year-Ended December 31, 2017 and 2018	F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Mohawk Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mohawk Group Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in the accompanying index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s stated growth strategy has resulted in operating losses and negative cash flows from operations since inception which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

February 27, 2019 (May 24, 2019 as to the Reverse Stock Split discussed in Note 1, May 10, 2019 as to the retrospective adoption of Accounting Standards Update No. 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash described in Note 2 and April 17, 2019 as to the subsequent events discussed in Note 16)

We have served as the Company’s auditor since 2017.

* * * * * *

MOHAWK GROUP HOLDINGS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2017	2018
ASSETS
CURRENT ASSETS:
Cash	$5,297	$20,029
Accounts receivable—net	1,333	1,403
Inventory	20,578	30,552
Prepaid and other current assets	3,017	5,418

Total current assets	30,225	57,402
PROPERTY AND EQUIPMENT—net	494	268
OTHER NON-CURRENT ASSETS	452	337

TOTAL ASSETS	$31,171	$58,007

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Credit facility	$3,631	$14,451
Term loans—current	1,889	—
Accounts payable	7,984	15,404
Accrued and other current liabilities	4,694	9,708

Total current liabilities	18,198	39,563
OTHER LIABILITIES	87	26
TERM LOANS	4,732	13,049

Total liabilities	23,017	52,638
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $0.0001 per share—0 shares authorized and outstanding at December 31, 2017; 10,000,000 shares authorized and 0 shares outstanding at December 31, 2018	—	—
Common stock, par value $0.0001 per share—17,332,719 shares authorized and 8,575,950 shares outstanding at December 31, 2017; 500,000,000 shares authorized and 11,534,190 shares outstanding at December 31, 2018	1	1
Additional paid-in capital	47,393	76,348
Accumulated deficit	(39,197)	(71,020)
Accumulated other comprehensive income (loss)	(43)	40

Total stockholders’ equity	8,154	5,369

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$31,171	$58,007

See notes to consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year-Ended December 31,
	2017	2018
NET REVENUE	$36,459	$73,279
COST OF GOODS SOLD	22,781	47,296

GROSS PROFIT	13,678	25,983

OPERATING EXPENSES:
Research and development	3,698	3,655
Sales and distribution	26,928	40,467
General and administrative	5,645	11,290

TOTAL OPERATING EXPENSES:	36,271	55,412

OPERATING LOSS	(22,593)	(29,429)
INTEREST EXPENSE—net	412	2,353
OTHER EXPENSE (INCOME)—net	24	(14)

LOSS BEFORE INCOME TAXES	(23,029)	(31,768)
PROVISION FOR INCOME TAXES	38	55

NET LOSS	$(23,067)	$(31,823)

Net loss per share, basic and diluted	$(2.88)	$(3.13)

Weighted-average number of shares outstanding, basic and diluted	8,004,804	10,160,879

See notes to consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year-Ended December 31,
	2017	2018
NET LOSS	$(23,067)	$(31,823)

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	40	83

Other comprehensive income	40	83

COMPREHENSIVE LOSS	$(23,027)	$(31,740)

See notes to consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share and per share data)

			Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
	Common Stock
	Shares	Amount
BALANCE—January 01, 2017	7,022,307	$1	$27,292	$(16,130)	$(83)	$11,080
Net loss	—	—	—	(23,067)	—	(23,067)
Issuance of 2,852,239 of preferred shares of series B in March 2017 converted at 0.3131 per share into common stock as part of the Merger (1)	893,056	—	8,415	—	—	8,415
Issuance of 2,109,787 of preferred shares of series B-1 in August 2017 converted at 0.3131 per share into common stock as part of the Merger (1)	660,587	—	10,550	—	—	10,550
Issuance of warrants related to debt	—	—	90	—	—	90
Stock-based compensation	—	—	1,046	—	—	1,046
Other comprehensive income	—	—	—	—	40	40

BALANCE—December 31, 2017	8,575,950	1	47,393	(39,197)	(43)	8,154

Net loss	—	—	—	(31,823)	—	(31,823)
Issuance of 5,992,750 of preferred shares of series C in April 2018 converted at 0.2564 per share into common stock as part of the Merger (1)	1,536,602	—	20,972	—	—	20,972
Issuance of 1,915,916 of preferred shares of series C-1 in September 2018 converted at 0.2564 per share into common stock as part of the Merger (1)	491,260	—	6,417	—	—	6,417
Issuance of common shares—Merger (1)	897,435	—	—	—	—	—
Issuance of common shares to holders of series B for anti-dilution rights as part of Merger (1)	28,478	—	—	—	—	—
Issuance of warrants related to debt	—	—	929	—	—	929
Stock-based compensation	—	—	619	—	—	619
Exercise of stock options	4,465	—	18	—	—	18
Other comprehensive income	—	—	—	—	83	83

BALANCE—December 31, 2018	11,534,190	$1	$76,348	$(71,020)	$40	$5,369

See notes to consolidated financial statements.

(1)	See note 10 accompanying the financial statements

MOHAWK GROUP HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year-Ended December 31,
	2017	2018
OPERATING ACTIVITIES:
Net loss	$(23,067)	$(31,823)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	258	253
Provision for sales returns	119	78
Amortization of deferred financing cost and debt discounts	105	667
Stock-based compensation	1,046	619
Other	40	90
Loss on early extinguishment on Midcap term loan	—	97
Changes in assets and liabilities:
Accounts receivable	(526)	(70)
Inventory	(15,646)	(9,974)
Prepaid and other current assets	(2,030)	(1,153)
Accounts payable, accrued and other liabilities	10,942	10,871

Cash used in operating activities	(28,759)	(30,345)
INVESTING ACTIVITIES:
Purchase of fixed assets	(125)	(61)
Proceeds on sale of fixed assets	—	35

Cash used in investing activities	(125)	(26)
FINANCING ACTIVITIES:
Proceeds from issuance of Series B stock—see Note 10	8,500	—
Proceeds from issuance of Series B-1 stock—see Note 10	10,610	—
Proceeds from issuance of Series C stock—see Note 10	—	23,969
Proceeds from issuance of Series C-1 stock—see Note 10	—	7,660
Issuance costs of Series B stock—see Note 10	(85)	—
Issuance costs of Series B-1 stock—see Note 10	(60)	—
Issuance costs of Series C stock—see Note 10	—	(2,997)
Issuance costs of Series C-1 stock—see Note 10	—	(1,243)
Proceeds from exercise of stock options	—	18
Borrowings from Mid Cap credit facility	10,891	62,665
Repayments from Mid Cap credit facility	(6,385)	(50,784)
Debt issuance costs from Mid Cap credit facility	(849)	(926)
Borrowings from Mid Cap term loan	7,000	—
Repayments from Mid Cap term loan	(224)	(6,776)
Prepayment penalty incurred with the Midcap term loan extinguishment		(97)
Debt issuance costs from Mid Cap term loan	(124)	—
Borrowings from Horizon term loan		15,000
Debt issuance costs from Horizon term loan		(215)
Borrowings from other term loans	784	—
Repayments from other term loans	(1,536)	—
Deferred offering costs	—	(947)
Capital lease financing proceeds	99	20
Capital lease obligation payments	(25)	(54)

Cash provided by financing activities	28,596	45,293
EFFECT OF EXCHANGE RATE ON CASH	(34)	(11)

NET CHANGE IN CASH AND RESTRICTED CASH FOR THE YEAR	(322)	14,911
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	6,119	5,797

CASH AND RESTRICTED CASH AT END OF YEAR	$5,797	$20,708

RECONCILIATION OF CASH AND RESTRICTED CASH

CASH	$5,297	$20,029
RESTRICTED CASH—Prepaid and other current assets	250	550
RESTRICTED CASH—Other non-current assets	250	129

TOTAL CASH AND RESTRICTED CASH	$5,797	$20,708

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$213	$1,555
Cash paid for taxes	$5	$3

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Debt issuance costs not paid	$205	$1,388
Discount of debt relating to warrants issuance	$84	$929
Capital lease	$102	$25

See notes to consolidated financial statements.

Mohawk Group Holdings, Inc.

Notes to consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2017 and 2018

(In thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Mohawk Group Holdings, Inc. and subsidiaries (“Mohawk” or the “Company”) is a rapidly growing technology-enabled consumer products company that uses machine learning, natural language processing, and data analytics to design, develop, market and sell products. Mohawk predominately operates through online retail channels such as Amazon, eBay, and Walmart.

Headquartered in New York, Mohawk’s offices can be found in China, Canada and the United States.

Merger—On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among the Company, MGH Merger Sub, Inc. and Mohawk Group, Inc. (“MGI”), as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), MGI merged with Merger Sub, Inc., with MGI remaining as the surviving entity and becoming a wholly-owned operating subsidiary of the Company (the “Merger”). The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, the Company had no operations, no cash, and no debt. No stockholder obtained control of the Company, as a result of the Merger. MGI stockholders obtained 92% of the voting interests in the Company and continued to control the Company after the Merger. As a result, no step-up in basis was recorded and the net assets of the Company are stated at historical cost. The Merger was a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger is reflected in the financial statements and financial disclosures as if the merger was effective on January 1, 2017. Operations prior to the Merger are the historical operations of MGI.

Liquidity and Going Concern—The Company is an early-stage growth company. As a result, the Company is investing in launching new products, advancing its software, and its sales and distribution infrastructure to accelerate revenue growth and scale operations to support such growth. To fund this investment, the Company has incurred losses with the expectation that it will generate profitable revenue streams in the future. While management and the Company’s board of directors believes that the Company will eventually reach a scale where the growth of its product revenues will offset the continued investments required in launching new products, completing the development of its software, and its sales and distribution operations, they believe that the size and nascent stage of the Company’s target market justify continuing to invest in growth at the expense of short-term profitability.

In pursuit of the foregoing growth strategy, the Company incurred operating losses of $22.6 million and $29.4 million for the years ended December 31, 2017 and 2018, respectively, primarily due to the impact from its continued investment in launching new products, advancing its artificial intelligence software and building out its sales and distribution infrastructure. In addition, at December 31, 2017 and 2018, the Company had an accumulated deficit of $39.2 million and $71.0 million, respectively, cash on hand amounted to $5.3 million and $20.0 million at December 31, 2017 and 2018, respectively, total outstanding borrowings from lenders amounted to $10.3 million and $27.5 million at December 31, 2017 and 2018, respectively, and total available capacity on borrowings amounted to $5.6 million and $1.4 million at December 31, 2017 and 2018, respectively. Moreover, the Company has not had a sufficient track record of improvement of its operating cash outflows. As such, in the event that the Company is unsuccessful in its ability to continue to reduce its cash outflows or obtain additional financing if such reduction in cash outflows is not achieved, the Company would be unable to meet its obligations as they become due within one year from the date these consolidated financial statements were issued. These negative financial conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to continue pursuing its growth strategy and fund its operations through additional external investment in the form of either equity or debt. In the past, the Company has successfully funded its losses to-date through three rounds of equity financing, beginning in July 2014 and continuing through its Series C financing round, which was completed in September 2018. As of December 31, 2018, the Company has raised over $72.6 million in equity financing to fund its operations. Further, in October 2017, the Company improved its working capital flexibility by securing a $30.0 million credit facility with Midcap Financial Trust (“Midcap”) and $7.0 million term loan and in November 2018, the Company exited the original credit facility with MidCap and entered into a new three-year $25.0 million revolving credit facility with MidCap, which can be increased, subject to certain conditions, to $50.0 million. Furthermore, on December 31, 2018, the Company entered into a new term loan agreement with Horizon Technology Finance Corporation (“Horizon”) obtaining a five-year $15.0 million term loan and repaying the outstanding amount of MidCap’s term loan of approximately $4.9 million. While there can be no assurance that future investments in the Company’s equity or issuance of debt will occur, management believes its success in funding since inception will continue in the foreseeable future.

In addition, the Company’s financial forecast for the next 12 months includes revenue growth, margin expansion, a reduction of certain fixed costs, an improvement in inventory management, and reduction in operating cash deficit. In addition, management anticipates that the Company will not breach its financial covenant associated with its existing credit facility for the next twelve months. However, there can be no assurance that management’s forecast will be attained to maintain its liquidity to fund operations and/or maintain compliance with its covenants without future investments in the Company’s equity or issuance of debt from outside sources. In the event of a breach of the Company’s financial covenant under the credit facility, outstanding borrowings would become due on demand absent a waiver from the lender.

These consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern and as such, include no adjustments that might be necessary in the event that the Company was unable to operate on this basis.

Reverse Stock Split

On May 24, 2019, the Company effected a one-for-3.9 reverse stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates—Preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. The most significant estimates relate to the determination of fair value of the Company’s common stock and stock-based compensation. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments—The Company’s financial instruments, including cash, restricted cash, net accounts receivable, accounts payable, and accrued and other current liabilities are carried at historical cost. At December 31, 2017 and 2018, the carrying amounts of these instruments approximated their fair values because of their short-term nature. The term loans and credit facility are carried at amortized cost and at December 31, 2018, the carrying amount approximates fair value as the stated interest rate approximates market rates currently available to the Company.

Assets and liabilities recorded at fair value on a recurring basis in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Restricted Cash—The Company has restricted cash with its primary banks for use as collateral with its credit cards and required minimum restricted capital for its Chinese subsidiary which commenced operations in 2017. As of December 31, 2017, the Company has classified $0.3 million in prepaid and other current assets for collateral of its credit cards and $0.3 million cash for its Chinese subsidiary, within other non-current assets, as restricted cash. As of December 31, 2018, the Company has classified $0.6 million in prepaid and other current assets for collateral of its credit cards and $0.1 million cash for its Chinese subsidiary, within other non-current assets, as restricted cash, on the Consolidated Balance Sheets.

Accounts Receivable—Accounts receivable are stated at historical cost less allowance for doubtful accounts. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on past history of write-offs, collections and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The Company performs on-going evaluations of its customers and maintains an allowance for bad and doubtful receivables. At December 31, 2017 and 2018, the allowance for doubtful accounts was $0.5 million and $0.0 million, respectively.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash and restricted cash with various domestic and foreign financial institutions of high credit quality. The Company performs periodic evaluations of the relative credit standing of all of the aforementioned institutions.

The Company’s accounts receivables are derived from sales contracts with a large number of customers. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary.

Significant customers are those which represent more than 10% of the Company’s total net revenue or gross accounts receivable balance at the balance sheet date. During the years ended December 31, 2017 and 2018, the Company had no customer that accounted for 10% or more of total net revenue. In addition, as of December 31, 2017 and 2018, the Company has no customer that accounted for 10% or more of gross accounts receivable. As of December 31, 2017 and 2018, approximately 90% and 79%, respectively, of its accounts receivable is held by the Company’s sales platform vendor Amazon, which collects money on the Company’s behalf from its customers.

The Company’s business is reliant on one key vendor which currently provides the Company with its sales platform, logistics and fulfillment operations, including certain warehousing for the Company’s net goods, and invoicing and collection of its revenue from the Company’s end customers. In 2017, approximately 98% of the Company’s revenue was through or with the Amazon sales platform and in 2018, 95% of its net revenue was through or with the Amazon sales platform.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment and software	3 years
Furniture, fixtures, and equipment	3-5 years
Leasehold improvements and capital leases	Shorter of remaining lease term or estimated useful life

Income Taxes—The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss carry-forwards and temporary differences between financial statement bases of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the income tax rates on deferred tax asset and liability balances is recognized in income in the period that includes the enactment date of such rate change. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets when it is determined that it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized. The Company recognizes the tax benefits on any uncertain tax positions taken or expected to be taken in the consolidated financial statements when it is more likely than not the position will be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes estimated interest and penalties related to uncertain tax positions as a part of the provision for income taxes.

Revenue Recognition—The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. The Company adopted ASC Topic 606 as of January 1, 2017 using the full retrospective method. The standard did not affect the Company’s consolidated net loss, financial position, or cash flows. There were no changes to the timing of revenue recognition as a result of the adoption.

The Company derives its revenue from the sale of consumer products. The Company sells its products directly to consumers through online retail channels and through wholesale channels.

For direct to consumer sales, the Company considers customer order confirmations to be a contract with the customer. Customer confirmations are executed at the time an order is placed through third party online channels. For wholesale sales, the Company considers the customer purchase order to be the contract.

For all of the Company’s sales and distribution channels, revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment date. As a result, the Company has a present and unconditional right to payment and record the amount due from the customer in accounts receivable.

Revenue from consumer product sales is recorded at the net sales price (transaction price), which includes an estimate of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. The Company’s refund liability for sales returns was $0.2 million and $0.3 million at December 31, 2017 and 2018, respectively, which is included in accrued liabilities and represents the expected value of the refund that will be due to its customers.

The Company evaluated principal versus agent considerations to determine whether it is appropriate to record platform fees paid to Amazon as an expense or as a reduction of revenue. Platform fees are recorded as sales and distribution expense and are not recorded as a reduction of revenue because it owns and controls all the goods before they are transferred to the customer. The Company can, at any time, direct Amazon and similarly with other 3rd party logistics providers (“Logistics Providers”), to return the Company’s inventory to any location specified by the Company. Any returns made by customers directly to Logistic Providers is the responsibility of the Company to make customers whole and the Company retains the back-end inventory risk. Further, the Company is subject to credit risk (i.e., credit card chargebacks), establishes prices of its products, can determine who fulfills the goods to the customer (Amazon or the Company) and can limit quantities or stop selling the goods at any time. Based on these considerations, the Company is the principal in this arrangement.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. A contract’s transaction price is recognized as revenue when the performance obligation is satisfied. Each of the Company’s contracts have a single distinct performance obligation, which is the promise to transfer individual goods.

For consumer product sales, the Company has elected to treat shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, the Company recognizes revenue for its single performance obligation related to product sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. The Company bills customers for charges for shipping and handling on certain sales and such charges are recorded as part of net revenue. Shipping and handling revenue for year-end December 31, 2017 and 2018 were less than $0.1 million and $0.0 million, respectively.

For each contract, the Company considers the promise to transfer products to be the only identified performance obligation. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled.

All of the Company’s revenues as reflected on the consolidated statements of operations for the years ended December 31, 2017 and 2018 are recognized at a point in time.

Sales taxes—Consistent with prior periods, sales taxes collected from customers are presented on a net basis and as such are excluded from net revenue.

Net Revenue by Category: The following table sets forth the Company’s net revenue disaggregated by sales channel and geographic region based on the billing addresses of its customers:

	Direct	Year-Ended December 31, 2017
		Wholesale	Managed SaaS	Total
North America	$35,356	$491	$—	$35,847
Other	612	—	—	612

Total net revenue	$35,968	$491	$—	$36,459

	Direct	Year-Ended December 31, 2018
		Wholesale	Managed SaaS	Total
North America	$68,884	$3,666	$496	$73,046
Other	171	62	—	233

Total net revenue	$69,055	$3,728	$496	$73,279

Net Revenue by Product Categories: The following table sets forth the Company’s net revenue disaggregated by product categories:

	Year-ended December 31,
	2017	2018
Cookware, kitchen tools and gadgets	$12,057	$11,463
Environmental appliances (i.e., dehumidifiers and air conditioners)	7,815	34,017
Hair appliances and accessories	6,196	6,510
Small home appliances	4,242	14,800
Portable projectors, speakers and headphones	2,327	438
Batteries, chargers and other related accessories	1,208	1,760
Cosmetics, skincare, and heath supplements	—	2,464
All others	2,614	1,331

Total net product revenue	36,459	72,783
Managed SaaS	—	496

Total net revenue	$36,459	$73,279

Inventory and cost of goods sold—The Company’s inventory consists almost entirely of finished goods. The Company currently records inventory on its balance sheet on a first-in first-out (“FIFO”) basis, or net realizable value, if it is below the Company’s recorded cost. The Company’s costs include the amounts it pays manufacturers for product, tariffs and duties associated with transporting product across national borders, and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

The “Cost of goods sold” line item in the consolidated statements of operations is comprised of the book value of inventory sold to customers during the reporting period. When circumstances dictate that the Company use net realizable value as the basis for recording inventory, it bases its estimates on expected future selling prices less expected disposal costs.

Sales and Distribution—Sales and distribution expenses consist of online advertising costs, marketing and promotional costs, sales and platform commissions, fulfillment, including shipping and handling, warehouse costs and employee compensation and benefits. Costs associated with the Company’s advertising and sales promotion are expensed as incurred and are included in sales and distribution expenses. For the years ended

December 31, 2017 and 2018, the Company recognized $2.9 million and $4.5 million, respectively, for advertising costs, which consists primarily of online advertising expense. Shipping and handling expense are included in the Company’s consolidated statements of operations within sales and distribution expenses. This includes pick and pack costs and outbound transportation costs to ship goods to customers performed by e-commerce platforms or incurred directly by the Company’s own fulfillment operations. The Company’s expense for shipping and handling was $8.2 million and $11.4 million during fiscal 2017 and 2018, respectively.

Research and Development—Research and development expenses include compensation and employee benefits for technology development employees, travel related costs, and fees paid to outside consultants related to development of the Company’s owned intellectual property.

General and Administrative—General and administrative expenses include compensation and employee benefits for executive management, finance administration, legal, and human resources, facility costs, travel, professional service fees and other general overhead costs.

Stock-Based Compensation—Stock-based compensation expense to employees is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award). The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model.

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the Company’s underlying common stock, the expected term of stock options, the expected volatility of the price of its common stock, risk-free interest rates and the expected dividend yield of its common stock. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the Company’s stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because the Company’s common stock is not publicly traded, it must estimate the fair value of common stock, as discussed in the section “Common Stock Valuation” below.

•

Risk-Free Interest Rate. The Company based the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon bonds with an equivalent remaining term of the stock options for each stock option group.

•

Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as it does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•

Expected Volatility. The Company determines the price volatility factor based on the historical volatility of publicly-traded industry peers. To determine its peer group of companies, the Company considers public companies in the technology industry and selects those that are similar to us in size, stage of life cycle and financial leverage. The Company does not rely on implied volatilities of traded options in its industry peers’ common stock because the volume of activity is relatively low.

•	Expected Dividend Yield. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes option-pricing model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. The

Company recognizes forfeitures as they occur, which results in a reduction in compensation expense at the time of forfeiture.

Common Stock Valuation The fair value of the Company’s common stock underlying stock options has historically been determined by its board of directors, with assistance from management and contemporaneous third-party valuations. Given the absence of a public trading market for its common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid, the Company’s board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of its common stock at each grant date. These factors include:

•	contemporaneous third-party valuations of the Company’s common stock;

•	the Company’s operating and financial performance;

•	current business conditions and projections;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;

•	the lack of marketability of the Company’s common stock;

•	the market performance of comparable publicly-traded e-commerce and technology companies; and

•	the U.S. and global economic and capital market conditions and outlook.

In determining the fair value of the Company’s common stock, it estimated the enterprise value of its business using the market approach and the income approach. Under the income approach, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by the Company’s management and a terminal value for the residual period beyond the discrete forecast, which are discounted at its estimated weighted-average cost of capital to estimate its enterprise value. Under the market approach, a group of guideline publicly-traded companies with similar financial and operating characteristics as us is selected, and valuation multiples based on the guideline public companies’ financial information and market data are calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to the Company’s historical and forecasted revenue results. The estimated enterprise value is then allocated to the common stock using the Option Pricing Method (OPM), and the Probability Weighted Expected Return Method (PWERM), or the hybrid method. The hybrid method applied the PWERM utilizing the probability of an exit scenario, and the OPM was used in the remaining private scenario.

For options granted prior to October 2018, the Company has used a hybrid method to determine the fair value of its common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation using a PWERM. The Company’s approach for options granted starting in October 1, 2018 included the use of an initial public offering scenario and a scenario assuming continued operation as a private entity. Following the closing of the Company’s initial public offering, the fair value per share of its common stock for purposes of determining stock-based compensation will be the closing price of its common stock as reported on the applicable grant date.

Deferred offering costs—Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2017, there were no capitalized deferred offering costs in the consolidated balance sheets. As of December 31, 2018, there were $1.2 million of deferred offering costs categorized in prepaids and other current assets in the consolidated balance sheets.

Foreign Currency—The functional currency of the Company’s foreign subsidiaries is the local currency. All assets and liabilities of foreign subsidiaries are translated at the current exchange rate as of the end of the period, and revenues and expenses are translated at the average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive income loss. Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other expense, net in the consolidated statements of operations. The Company recorded net loss from foreign currency transactions of less than $0.1 million and less than $0.1 million for the years ended December 31, 2017 and 2018.

Net Loss Per Share—The Company computes basic earnings per share using the weighted average number of shares of common stock outstanding during the period. For periods in which the Company reports net losses, diluted net loss per share attributable to stockholders is the same as basic net loss per share attributable to stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Segment Information—The Company reports segment information in accordance with ASC Topic No. 280 “Segment Reporting.” The Company has one reportable segment.

Recent Accounting Pronouncements

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. The Company has elected to use this extended transition period until it is no longer an emerging growth company or until it affirmatively and irrevocably opts out of the extended transition period. As a result, the Company’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Adopted Accounting Standards

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. For public business entities, this standard is effective for annual and interim reporting periods beginning after December 15, 2016. For all other entities, this standard is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities in any interim or annual period for which financial statements have not been issued or made available for issuance. The Company adopted this ASU beginning January 1, 2018 with no material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230), or ASU 2016-18. ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash and restricted cash. Therefore, amounts generally described as restricted cash should be included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. ASU 2016-18 requires retrospective application for all periods presented and as a result the Company has recasted its statement of cash flows for the years-ended December 31, 2017 and 2018 to reflect the adoption of ASU 2016-18, which was implemented on January 1, 2019.

Pending Accounting Standards

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting,” which provides guidance on the various types of changes which would trigger modification accounting for share-based payment awards. In summary, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The amendments are applied prospectively to awards modified on or after the adoption date. The new guidance will be adopted on January 1, 2019 and the Company does not expect this standard to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. This ASU is effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) (“ASU 2018-02”). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Act on items within accumulated other comprehensive income (loss). The guidance will be effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

On August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. The amendments in this ASU are the result of a broader disclosure project called FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. This ASU is effective for all annual reporting periods beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting, which expands the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. This ASU is effective for all annual reporting periods beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

3.	INVENTORY

Inventory consisted of the following as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Inventory on-hand	$15,703	$24,595
Inventory in-transit	4,875	5,957

Inventory	$20,578	$30,552

All of the Company’s Inventory on-hand is held either with Amazon or the Company’s other third-party warehouses. The Company does not have any contractual right of returns with its contract manufacturers. The Company’s Inventory on-hand held by Amazon is approximately $3.2 million and $6.1 million as of December 31, 2017 and December 31, 2018, respectively.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Trade accounts receivable	$1,798	$1,403
Allowance for doubtful accounts	(465)	—

Accounts receivable—net	$1,333	$1,403

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Computer equipment and software	$392	$454
Furniture, fixtures and equipment	429	311
Leasehold improvements	47	47

Subtotal	868	812
Less: accumulated depreciation and amortization	(374)	(544)

Property and equipment—net	$494	$268

Depreciation expense for property and equipment totaled $0.3 million and $0.3 million during the years ended December 31, 2017 and 2018, respectively.

6.	FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of Level 1 assets at December 31, 2017 and 2018. The Company’s cash and restricted cash was $5.8 million and $20.7 million and included savings deposits and overnight investments at December 31, 2017 and 2018.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consisted of the following as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Prepaid inventory	$2,230	$2,284
Restricted cash	250	550
Deferred offering costs	—	1,218
Other	537	1,366

Prepaid and other current assets	$3,017	$5,418

8.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Accrued compensation costs	$250	$2,585
Accrual for deferred financing fees	205	936
Accrued professional fees and consultants	444	484
Accrued logistics costs	2,017	1,424
Product related accruals	565	1,042
Sales tax payable	405	707
Sales return reserve	244	322
Accrued recall liability	—	1,512
All other accruals	564	696

Accrued and other current liabilities	$4,694	$9,708

The Company sponsors, through its professional employer organization provider, a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. Currently, the Company does not match nor make any contributions to the 401(k) plan.

Recall

In April 2018, the Company retained outside counsel to assist it in evaluating a safety issue related to certain hair dryers that it imported and sold through its subsidiaries between 2014 and 2018 (the “Xtava Allure Hair Dryer”). The Company had received communications directly from consumers and identified online reviews of overheating or fires associated with these hair dryers. The Company sold approximately 170,000 net units from the introduction of the product in 2015 through its discontinuance in the first quarter of 2018 totaling approximately $6.2 million in net revenue.

In May 2018 the Company’s board of directors approved a voluntary recall of the Xtava Allure Hair Dryer. In June 2018, the Company filed an application for a voluntary recall with the US Consumer Product Safety Commission (“CPSC”) pursuant to Section 15(b) of the Consumer Product Safety Act (“CPSA”). The Company has received approval from the CPSC to provide consumers with replacement units and publicly announced the recall on August 15, 2018. The Company estimates it will incur approximately $1.6 million in costs related to the recall for procurement, manufacturing, fulfillment and delivery to consumers who apply and qualify for the recall costs. The Company also estimates it will incur legal and other expenses of approximately $0.4 million related to the recall which will be expensed as incurred. The Company has also incurred and settled all but one consumer legal matter related to Xtava Allure Hair Dryer for insignificant amounts. The Company believes the remaining legal matter will be settled for an insignificant amount. As of December 31, 2018, the remaining recall liability is $1.5 million.

Pursuant to the CPSC and the guidelines set forth by the CPSA, a company may be subject to a late reporting investigation when a recall is announced. If a company is deemed to be a late reporter upon investigation by the CPSC, it may be subject to penalties. The Company believes it is likely that the CPSC will launch a discovery process to understand if a late reporting penalty is warranted. The investigation would evaluate a number of statutory and regulatory factors in determining a penalty amount, such as the severity of the risk of injury, the occurrence or absence of injury, the appropriateness of such penalty in relation to the size of the business and other factors. As of the date of issuance of this report, the Company believes it has met all the appropriate reporting requirements. If the Company is determined to have violated the reporting guidelines a penalty may be material to the consolidated financial statements. If CPSC seeks significant civil penalties for late reporting, the Company intends to vigorously defend itself. As of the date of the issuance of these financial statements the Company cannot reasonably estimate what, if any, penalties for potential late reporting may be levied.

9.	CREDIT FACILITY AND TERM LOANS

Credit facility and term loans consisted of the following as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Mid Cap Credit facility	$4,575	$16,455
Less: deferred debt issuance costs	(876)	(1,960)
Less discount associated with issuance of warrants	(68)	(44)

Total Mid Cap credit facility	$3,631	$14,451

Mid Cap Term loan	$6,841	$—
Less: deferred debt issuance costs	(204)	—
Less discount associated with issuance of warrants	(16)	—

Total Mid Cap term loan	6,621	—
Less-current portion	(1,889)	—

Term loan-non current portion	$4,732	$—

Horizon Term loan	$—	$15,000
Less: deferred debt issuance costs	—	(1,022)
Less discount associated with issuance of warrants	—	(929)

Total Horizon term loan	—	13,049
Less-current portion	—	—

Term loan-non current portion	$—	$13,049

Midcap Credit Facility and Term Loan

On October 16, 2017, the Company entered into a three-year $15.0 million revolving credit facility (“Credit Facility”) with Midcap pursuant to a Credit and Security Agreement. The Credit Facility can be, subject to certain conditions, increased to $30.0 million. Loans under the Credit Facility are determined based on percentages of its eligible accounts receivable and eligible inventory. The Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. The Company is required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The Credit Facility contains certain financial covenants that require the Company to maintain minimum liquidity targets and other ratios starting in October 2018. The Company incurred approximately $1.2 million in debt issuance costs, which has been offset against the debt and will be expensed over the three years. As of December 31, 2017, there was $4.6 million outstanding on the Credit Facility and an available balance of approximately $5.6 million.

As part of the Credit and Security Agreement entered into on October 16, 2017, the Company also obtained a three-year $7.0 million term loan (“Term Loan”) with MidCap. The Term Loan bears interest at LIBOR plus 9.75% for outstanding borrowings and payments on principal are made on a monthly basis. The maturity date of the Term Loan is October 2020.

In October 2017, in connection with the Mid Cap Credit Facility and Term Loan agreement, MGI issued warrants to purchase 139,194 shares of its B-1 Preferred Shares at an exercise price of $5.029 per share. In connection with the Merger, the warrants became exercisable for 44,871 shares of the Company’s common stock at an exercise price of $15.60 per share. The warrants are currently exercisable and expire ten years from the date of issuance. The Company utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.1 million, which has been recorded as a debt discount against the Mid Cap Credit Facility and Term Loan. For the year-ended December 31, 2017 and 2018, the Company expensed less than $0.1 million related to these warrants in each year.

On November 23, 2018, the Company exited the Credit Facility with MidCap and entered into a new three-year $25.0 million revolving credit facility (“New Credit Facility”) with MidCap. The New Credit Facility can be increased, subject to certain conditions, to $50.0 million. Loans under the New Credit Facility are determined based on percentages of the Company’s eligible accounts receivable and eligible inventory. The New Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. The Company is required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The New Credit Facility contains a minimum liquidity financial covenant that requires the Company to maintain a minimum of $5.0 million in cash on hand or availability in the New Credit Facility. In 2018, the Company incurred approximately $1.3 million in debt issuance costs which has been offset against the debt and will be expensed over the three years. Unamortized debt issuance costs of $0.7 million, relating to the previous Credit Facility, will be amortized in accordance with the terms of the New Credit Facility. As of December 31, 2018, there was $16.5 million outstanding on the Credit Facility and an available balance of approximately $1.4 million.

The Company recorded interest expense from the credit facilities of approximately $0.2 million and $1.2 million for the year-ended December 31, 2017 and 2018, respectively, which included $0.1 million and $0.4 million relating to debt issuance costs, respectively.

The Company recorded interest expense from the Term Loan of less than $0.2 million and $0.8 million for the year-ended December 31, 2017 and 2018, respectively, which included less than $0.1 million and less than $0.1 million relating to debt issuance costs, respectively.

On the December 31, 2018, the Company repaid the Term Loan with MidCap for $4.9 million as part of the entering into a new term loan with Horizon Technology Finance Corporation, including $0.1 million of a prepayment penalty. The Company expensed the remaining debt issuance costs related to the Term Loan of $0.2 million, including warrants.

Horizon Term Loan

On December 31, 2018, the Company entered into a new term loan agreement with Horizon. As part of the agreement, the Company obtained a five-year $15.0 million term loan (“Horizon Term Loan”). The Horizon Term Loan bears interest at 9.90% plus the amount by which one-month LIBOR (or, if LIBOR is no longer widely used or available, a successor benchmark rate, which successor rate shall be applied in a manner consistent with market practice, or if there is no consistent market practice, such successor rate shall be applied in a manner reasonably determined by Horizon) exceeds 2.50% for outstanding borrowings and payments on principal are made on a monthly basis. The maturity date of the Horizon Term Loan is January 2023. The Horizon Term Loan contains minimum required EBITDA financial covenants that require the Company to achieve EBITDA of certain amounts based on the amount that the Company is permitted to borrow under the New Credit Facility (the “Revolving Line Indebtedness Cap”). The Horizon Loan Agreement also contains a cash collateral covenant that requires the Company to maintain a cash collateral account with an amount based on the Revolving Line Indebtedness Cap. The term loan payments of principal under the Horizon Term Loan as of December 31, 2018 are as follows:

Year-Ending December 31
2019	$—
2020	2,500
2021	6,000
2022	6,000
Thereafter	500

Total term loan payments	$15,000

In connection with the Horizon Term Loan agreement, the Company issued warrants to purchase 76,923 shares of its common stock at an exercise price of $15.60 per share. The warrants are exercisable and expire ten years from the date of issuance. The Company utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.9 million, which has been recorded as a debt discount against the Horizon Term Loan.

The Company incurred approximately $1.0 million in debt issuance costs which has been offset against the debt and will expense over the five years.

The Credit Facility and Horizon Term Loan contain a minimum liquidity covenant that requires the Company to maintain at minimum $5.0 million in unrestricted cash at all times, subject to increases based on amounts drawn. Further, there are additional covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries to (i) incur, assume or guarantee additional indebtedness; (ii) pay dividends or redeem or repurchase capital stock; (iii) make other restricted payments; (iv) incur liens; (v) redeem debt that is junior in right of payment to the notes; (vi) sell or otherwise dispose of assets, including capital stock of subsidiaries; (vii) enter into mergers or consolidations; and (viii) enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications.

OTHER TERM LOANS

The Company at times has taken certain term loans from its key vendor as part of a program that assists in growth within the vendor’s online sales platform. These loans are short-term in nature and carry an interest rate of approximately 12%.

During 2017, the Company had borrowed an additional $0.7 million during the period and prior to obtaining the Credit Facility and Term Loan, the Company repaid all loans outstanding totaling $1.5 million. Interest paid during the year-ended December 31, 2017 was approximately $0.1 million. There have been no other term loans.

Interest expense, net

Interest expense, net consisted of the following for the years-ended December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
Interest expense	$413	$2,354
Interest income	(1)	(1)

Total Interest expense, net	$412	$2,353

10.	STOCKHOLDERS’ EQUITY

Common Shares—The Company has one class of common shares issued and available. Each share of common stock has the right to one vote per share.

On September 4, 2018, under the Merger Agreement, all outstanding common shares, preferred shares and warrants, excluding MGI’s Series C preferred stock (“Series C”) and warrants for Series C, converted to new common shares of the Company at a ratio of 1 to 0.3131 (“the Conversion”). All outstanding Series C, including any warrants for Series C converted on a one to 0.2564 basis to new common shares of the Company. At the time of the merger, the Company had 0.9 million shares outstanding held by certain Series C holders.

The Merger is reflected in the financial statements and financial disclosures as if the merger was effective on January 1, 2017, including the Conversion. Operations prior to the Merger are the historical operations of MGI.

After the completion of the Merger and within sixty days of the effective date of the Merger, the Company was required to file with the Securities and Exchange Commissions (the “SEC”) a registration statement on Form S-1 and must have filed becoming effective with the SEC within a one hundred and thirty-five days from such initial filing. If the Company’s filings and registrations are not completed timely, the Company may be subject to liquidation damages to Series C holders which are capped at 8% of the total proceeds invested by Series C holders. To date, the Company has met its milestone and expects that all remaining milestones will be met.

The outstanding common shares as of December 31, 2017 and 2018 were 8,575,950 and 11,534,190, respectively, derived predominantly from the conversions below.

MGI Common Shares—MGI had one class of common shares at the time of the merger. At the date of the merger, 1.1 million common shares were converted into 1.3 million shares of common shares of the Company. These shares have been reflected in the financial statements and related disclosures to have converted as follows: 1.3 million shares converted as of January 1, 2017 and less than 0.1 million shares, resulting from the exercise of stock options, was converted as of September 2018.

MGI Preferred Shares—In 2014, the MGI issued approximately 18.3 million shares of Series A preferred stock (“Series A”) with original issuance prices of $1.44 for a total of $26.3 million, net of transaction expenses. On September 4, 2018, these preferred shares converted into 5.7 million of common shares of the Company at the time of the merger. These shares have been reflected in the financial statements and related disclosures to have converted as of January 1, 2017.

In March 2017, MGI issued approximately 2.9 million shares of Series B preferred stock (“Series B”) with original issuance prices of $2.98 for a total of $8.4 million, net of transaction expenses. On September 4, 2018, these preferred shares converted into 0.9 million of common shares of the Company at the time of the merger. These shares have been reflected in the financial statements and related disclosures to have converted as of the date of issuance.

In August 2017, MGI issued approximately 2.1 million shares of Series B-1 preferred stock (“Series B-1”) with original issuance prices of $5.03 for a total of $10.6 million, net of transaction expenses. On September 4, 2018, these preferred shares converted into 0.7 million of common shares of the Company at the time of the merger. These shares have been reflected in the financial statements and related disclosures to have converted as of the date of issuance.

In April 2018, MGI commenced a Series C fundraise, which allowed it to issue 15.0 million shares or $40.0 million in Series C preferred stock. As of April 2018, MGI issued approximately 6.0 million shares Series C with original issuance prices of $4.00 for a total of $21.0 million, net of transaction expenses. On September 4, 2018, these preferred shares converted into 1.5 million of common shares of the Company at the time of the merger. These shares have been reflected in the financial statements and related disclosures to have converted as of the date of issuance.

On September 4, 2018, MGI raised additional funds as part of its Series C preferred stock financing and issued approximately 1.9 million shares of Series C preferred stock with an issuance price of $4.00 for a total of $6.4 million, net of transaction expenses. On September 4, 2018, these preferred shares converted into 0.5 million of common shares of the Company at the time of the merger. These shares have been reflected in the financial statements and related disclosures to have converted as of the date of issuance. In addition, on September 4, 2018, the Company issued warrants to purchase an aggregate of 196,364 shares of its common stock with an exercise price of $15.60 per share to certain accredited investors as consideration for providing certain placement agent services to MGI.

In connection with the Mid Cap Credit Facility and Term Loan agreement and as amended through the Merger, warrants for 44,871 shares of the Company’s common stock at an exercise price of $15.60 per share were issued. The warrants are currently exercisable and expire ten years from the date of issuance. The Company utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.1 million.

In connection with the Horizon Term Loan agreement, the Company issued warrants to purchase 76,923 shares of its common stock at an exercise price of $15.60 per share. The Company utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.9 million.

11.	STOCK-BASED COMPENSATION

The Company has two equity plans:

2014 Amended and Restated Equity Incentive Plan

MGI’s board of directors adopted, and MGI’s stockholders approved, the Mohawk Group, Inc. 2014 Equity Incentive Plan on June 11, 2014. On March 1, 2017, MGI’s board of directors adopted, and MGI’s stockholders approved, an amendment and restatement of the 2014 Equity Incentive Plan (as amended, the “Mohawk 2014 Plan”). In addition, pursuant to the Merger Agreement, options to purchase 302,911 shares of MGI’s common stock with a weighted average exercise price of $7.49 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 369,885 shares of the Company’s common stock with a weighted average exercise price of $6.16. As of December 31, 2018, options to purchase an aggregate of 362,693 shares of the Company’s common stock were outstanding and no shares were reserved for awards available for future issuance under the Mohawk 2014 Plan. Notwithstanding the foregoing, the Mohawk 2014 Plan will continue to govern outstanding awards granted thereunder.

2018 Equity Incentive Plan

The Company’s board of directors adopted the Mohawk Group Holdings, Inc. 2018 Equity Incentive Plan (the “Mohawk 2018 Plan”) on October 11, 2018. The Company’s Mohawk 2018 Plan has not been approved by its stockholders. As of December 31, 2018, options to purchase 1,505,054 shares of the Company’s common stock were outstanding and 210,286 shares were available for future under the Mohawk 2018 Plan.

Options granted to date generally vest over a four-year period with 25% of the shares underlying the options vesting on the first anniversary of the vesting commencement date with the remaining 75% of the shares vesting on a pro-rata basis over the succeeding thirty-six months, subject to continued service with the Company through each vesting date. Options granted are generally exercisable for up to 10 years subject to continued service with the Company.

The following is a summary of stock options activity during the year-ended December 31, 2018:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance—January 1, 2018	437,400	$6.01
Options granted	1,547,938	$9.72
Options exercised	(4,465)	$4.13		$14,410
Options cancelled	(113,126)	$7.02

Balance—December 31, 2018	1,867,747	$9.01	9.64	$19,573,295

Exercisable as of December 31, 2018	181,701	$5.85	7.65	$2,480,184
Vested and expected to vest as of December 31, 2018	1,867,747	$9.01	9.64	$19,573,295

Stock-based compensation expense for options granted was $0.2 million and $0.4 million for the years ended December 31, 2017 and 2018, respectively.

The weighted-average grant date fair value of options granted during 2017 and 2018 was $3.51 and $11.78, respectively. As of December 31, 2017 and 2018, the total unrecognized compensation expense related to unvested options was $0.8 million and $18.2 million, respectively, which the Company expects to recognize over an estimated weighted average period of 1.4 and 2.9 years, respectively.

The following are weighted average assumptions used in the Black-Scholes option-pricing model with to determine grant fair value:

	2017	2018
	Weighted- Average	Weighted- Average
Expected term (in years)	5.91	5.73
Volatility	53.51%	55.06%
Risk-free interest rate	2.16%	2.59%
Dividend Yield	0.000	0.000

Founder Shares

As part of the initial creation of MGI each of the MGI founders contributed capital and intellectual property in connection with the formation of the business in exchange for shares of common stock. MGI and founders agreed to certain vesting provisions as part of the initial issuance of these shares. These vesting provisions gave the MGI a right to repurchase unvested shares if such founder would exit the Company prior to the completion of such vesting. As such, the MGI recorded no compensation expense upon issuance as the non-vested shares only have value if any of the founders left the business prior to shares fully vesting, and as it was not expected that any founders would terminate prior to full vesting of their shares.

In March 2017, the MGI entered into an agreement with one founder, extending the vesting provisions of these shares by 18 months. As such, MGI valued the remaining shares to vest at their estimated fair-market-value totaling $0.5 million and will expense that amount over the remaining vesting period. For years ended December 31, 2017 and 2018, the Company recorded $0.3 million and $0.2 million in stock-based compensation expense related to this modification.

In March 2017, the MGI entered into an agreement with a second founder, in which the founder agreed to step down from the Board of Directors and any management roles held at the Company and in turn the Company did not exercise its options to repurchase the shares. As such, the MGI valued the remaining unvested shares at their estimated fair-market-value totaling $0.5 million and the Company expensed that amount as stock-based compensation in the period. As of March 2017, that founder has no active role with MGI or the Company.

12.	COMMITMENT AND CONTINGENCIES

The Company has operating leases for its offices expiring at various dates through 2020. Rental expense for operating leases was $0.5 million and $0.7 million for the years ended December 31, 2017 and 2018, respectively. The following is a schedule by year of future minimum lease payments required under the operating leases that have initial or non-cancelable lease terms in excess of one year as of December 31, 2018.

Future minimum lease payments under these operating leases consisted of the following as of December 31, 2018:

Year-Ending December 31
2019	$629
2020	123
2021	3
2022	—
Thereafter	—

Total minimum lease payments	$755

Legal Proceedings—The Company is party to various actions and claims arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate risk. However, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

Inventory Purchases—As of December 31, 2017 and 2018, the Company had $8.4 million and $10.2 million, respectively, of inventory purchase orders placed with vendors waiting to be fulfilled.

Sales or Other Similar Taxes—Based on the location of the Company’s current operations, the majority of sales tax is collected and remitted in the following states: New Jersey, New York, Florida, Texas, Pennsylvania, Tennessee, Virginia and California. To date, the Company has had no actual or threatened sales and use tax claims from any state where it does not already claim nexus or any state where it sold products prior to claiming nexus. However, the Company believes that the likelihood of incurring a liability as a result of sales tax nexus being asserted by certain states where it sold products prior to claiming nexus is probable. As of December 31, 2017 and 2018, the Company estimates that the potential liability, including current sales tax payable is approximately $0.4 million and $0.7 million, respectively, which has been recorded as an accrued liability. The Company believes this is the best estimate of an amount due to taxing agencies, given that such a potential loss is an unasserted liability that would be contested and subject to negotiation between the Company and the state, or decided by a court.

Transaction Bonus Plan

Effective July 9, 2018, the Company established the Transaction Bonus Plan (the “Transaction Bonus Plan”) to provide a means by which select employees may be given incentives to remain with the Company through a liquidity transaction.

Under the Transaction Bonus Plan, the Company’s board of directors may, by unanimous approval, grant contractual rights to receive payments (each right, a “Participation Unit”) to any full-time employees or independent contractors that have at least three months of service with the Company. Participation Units shall vest in nine monthly installments on each of the nine monthly anniversaries of the date of grant, subject to continued employment with the Company or a subsidiary of the Company. Additionally, upon the closing of a “Sale of the Company” or “Qualified IPO”, the Participation Units shall immediately and fully vest, subject to continued employment with the Company or a subsidiary of the Company. Each Participation Unit represents a proportional interest in the amount set aside for participants of the Transaction Bonus Plan (the “Plan Pool”). Payments from the Plan Pool shall occur under the Transaction Bonus Plan upon either a sale of the company or a “Qualified IPO”. A “Qualified IPO” is defined as either (i) a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offer and sale of the Company’s common stock or (ii) a transaction pursuant to which the Company reverse merges directly or indirectly with a publicly listed special purpose acquisition company, provided that, in each case, the surviving company’s common stock is listed for trading on The Nasdaq Stock Market LLC, the New York Stock Exchange or another exchange or marketplace approved by the Company’s board of directors, and provided further that the aggregate gross proceeds to the Company are not less than $50,000,000. Following a Qualified IPO, on each of the first four six-month anniversaries of the Qualified IPO, a participant shall be entitled to payments and distributions equal to 25% of the participant’s proportional interest of the Plan Pool. In a Qualified IPO, the Plan Pool shall be deemed funded one-third in cash and two-thirds in the Company’s common stock.

As of December 31, 2018, the Company had allocated 99.20% of the total Participation Units under the Transaction Bonus Plan, including 66.65% of the total Participation Units to the Company’s executive officers. No expense has been recorded as of December 31, 2018, as the Transaction Bonus Plan as the plan was contingent on closing of the sale of the company or a Qualified IPO and the amount shares to be issued and value of such shares was to be determined based upon the value of such Qualified IPO or sale of the Company. The Transaction Bonus Plan has subsequently been terminated and subsequently replaced by the Mohawk Group Holdings, Inc. 2019 Equity Plan. See Subsequent Event Note 16.

13.	INCOME TAXES

Loss before provision for (benefit from) income taxes consisted of the following for the periods indicated (in thousands):

	December 31, 2017	December 31, 2018
Domestic	$(22,978)	$(31,609)
International	(51)	(159)

Total	$(23,029)	$(31,768)

The components of the Company’s income tax provision (benefit) were as follows for the periods indicated (in thousands):

	December 31, 2017	December 31, 2018
Current:
Federal	$—	$—
State	4	3
Foreign	34	52

Total current	38	55

Deferred:	—	—
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Income tax provision	$38	$55

The reconciliation of the Federal statutory income tax provision to the Company’s effective income tax provision is as follows for the periods indicated (in thousands):

	December 31, 2017	December 31, 2018
Income tax benefit at statutory rates	$(7,822)	$(6,666)
Permanent differences	324	70
Foreign rate differential	13	14
State income taxes, net of federal tax benefit	(683)	(1,081)
Effect of tax rate change	4,045	—
Other	—	441
Valuation allowance	4,161	7,277

Total income tax expense	$38	$55

The Company’s deferred tax assets and liabilities as of the dates indicated were as follows (in thousands):

	December 31, 2017	December 31, 2018
Deferred tax assets:
Sales returns reserve	$60	$79
Allowance for doubtful accounts	114	—
Net operating loss carryforwards	8,008	14,204
Stock options	82	180
Deferred revenue	30	12
Fixed assets	12	21
Interest expense limitation	—	574
Other	9	97
Less: valuation allowances	(7,890)	(15,167)

Net deferred tax assets	425	—

Deferred tax liabilities:
Foreign currency exchange gain/loss	—	—
Accrued expenses	(425)	—

Net deferred tax liabilities	(425)	—

Net deferred tax assets	—	—

Net deferred tax assets (liabilities)	$—	$—

The Company has temporary differences due to differences in recognition of revenue and expenses for tax and financial reporting purposes, principally related to net operating losses, inventory, depreciation, and other expenses that are not currently deductible or realizable. At December 31, 2018, the Company had approximately $58.0 million of gross federal NOLs which will begin to expire in fiscal year 2034 if unused. The Company also has approximately $32.3 million apportioned state and local NOLs that expire between 2025 and 2035, depending on the state, if not used. The net operating loss (“NOL”) carryforwards for federal and state income tax purposes which, generally, can be used to reduce future taxable income. The Company’s use of its NOL carryforwards is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as it has had a change in ownership of more than 50% of its capital stock over a three-year period as measured under Section 382 of the Code. These complex changes of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of its stock, including certain public “groups” of shareholders as set forth under Section 382 of the Code, including those arising from new stock issuances and other equity transactions. Some of these NOL carryforwards will expire if they are not used within certain periods.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJ Act”) was enacted into law. The TCJ Act provides for significant changes to the Code that impact corporate taxation requirements, such as the reduction of the federal tax rate for corporations from 35% to 21% and changes or limitations to certain tax deductions. The impact of the rate change was $4.0 million for December 31, 2017, which had no tax impact due to offsetting movement in the Valuation Allowance. The reduction in the corporate tax rate under the TCJ Act will also require a one-time revaluation of certain tax-related assets to reflect their value at the lower corporate tax rate of 21%.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations where a company does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects of the TCJ Act. It allows companies to record provisional amounts during a measurement period, which is not to extend beyond one year. Consistent with SAB 118, the Company was able to make reasonable estimates and recorded provisional amounts related to the impact of tax reform. As of December 2018, all provisional amounts have been finalized and there will be no adjustments made to previously disclosed estimates.

The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the Company’s history of net operating losses, the Company believes it is more likely than not its federal, state and foreign deferred tax assets will not be realized as of December 31, 2018.

The Company’s major taxing jurisdictions are New Jersey, New York, Florida, Texas, Pennsylvania, Tennessee, Virginia and California. The Company files a US Consolidated income tax return as well as tax returns in certain foreign jurisdictions. The Company is subject to examination in these jurisdictions for all years since inception. Fiscal years outside the normal statute of limitations remain open to audit due to tax attributes generated in the early years which have been carried forward and may be audited in subsequent years when utilized. The Company is not currently under examination for income taxes in any jurisdiction. The Company may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where the Company conducts business. While the Company believes that the tax returns filed, and tax positions taken are supportable and accurate, some tax authorities may not agree with the positions taken. This can give rise to tax uncertainties which, upon audit, may not be resolved in the Company’s favor. As of December 31, 2017 and 2018, the Company has not recorded any tax contingency accruals for uncertain tax positions.

14.	RELATED PARTY TRANSACTION

Mommy Guru

The Company used a third-party vendor called Mommy Guru LLC (“Mommy Guru”) for certain product promotions, marketing activities and product rebates. In September 2017, the Company hired Mommy Guru’s CEO as the Company’s Chief Marketing Officer (“CMO”) and continued to use the services of Mommy Guru during the CMO’s employment. During the years-ended December 31, 2017, the Company paid to Mommy Guru approximately $2.4 million in fees, of which $1.9 million was incurred during the CMO’s employment, which reduces the Company’s net revenue. The Company paid to the CMO approximately $0.1 million in compensation for years-ended December 31, 2017. The CMO is no longer employed with the Company.

Yaney Voting Agreement

On November 1, 2018, Dr. Larisa Storozhenko, Maximus Yaney and Asher Maximus I, LLC (the “Initial Designating Parties”) entered into a voting agreement with Mr. Asher Delug, one of the stockholders of the Company and a member of the Company’s board of directors, pursuant to which Mr. Delug will have the power to vote such number of shares of common stock as is equal to: (a) all of the shares of the Company’s common stock beneficially held by the Initial Designating Parties minus (b) such number of shares of common stock representing 19.9% of the total voting power of the Company’s capital stock outstanding with respect to the election of directors, the appointment of officers and any amendments of the Company’s amended and restated certificate of incorporation or amended and restated bylaws (the “Voting Agreement”). The Voting Agreement will become effective upon the effectiveness of the registration statement of which this prospectus forms a part and will automatically expire (i) November 1, 2019, if the registration statement of which this prospectus forms a part is withdrawn or not declared effective by the SEC on or before November 1, 2019, (ii) upon a dissolution, winding up, liquidation or change of control of the Company, or (iii) the first date that the number of shares of the Company’s capital stock that is held collectively by the Initial Designating Parties constitutes less than 20.0% of the outstanding shares of the Company’s capital stock. Through the Voting Agreement, Mr. Delug will have voting power over an aggregate of up to 6,301,882 shares of the Company’s common stock through (i) 2,367,041 shares of common stock held directly, and (ii) 3,934,841 shares of common stock held by the Initial Designating Parties; provided, however, that the maximum number of shares over which Mr. Delug will have voting power pursuant to the Voting Agreement at any time shall be equal to: (a) all of the shares of the Company’s common stock beneficially held by the Initial Designating Parties minus (b) such number of shares of common stock representing 19.9% of the total voting power of the Company’s capital stock outstanding. As consideration for entry into the Voting Agreement, the Company can either (i) pay Mr. Yaney $0.1 million or (ii) the Company can transfer all rights and interests in Patent Application No. 15/259,675, filed with the United States Patent and Trademark Office in respect of an optical device with an electrochromic lens cap to the Designating Parties. The Voting Agreement was amended and restated pursuant to a new Voting Agreement, dated March 13, 2019, by and among MV II, LLC, Dr. Larisa Storozhenko, Mr. Maximus Yaney, Mr. Delug and the Company (the “Restated Voting Agreement”). See Subsequent Event Note 16.

15.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Year-Ended December 31,
	2017	2018
Net loss	$(23,067)	$(31,823)
Weighted-average number of shares used in computing net loss per share, basic and diluted	8,004,804	10,160,879
Net loss per share, basic and diluted	$(2.88)	$(3.13)

All other outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect.

16.	SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2018 through February 27, 2019, the date the consolidated financial statements were originally available to be issued and April 17, 2019 as it relates to the paragraphs below through the re-issuance date April 17, 2019.

Restated Voting Agreement

On March 13, 2019, the Voting Agreement by and among MV II, LLC, Dr. Larisa Storozhenko, Mr. Maximus Yaney, Mr. Delug and the Company was restated.

Under the Restated Voting Agreement, each of MV II, LLC, Dr. Larisa Storozhenko and Mr. Yaney (collectively, the “Designating Parties”) agreed to relinquish the right to vote their shares of the Company’s capital stock, and any of the Company’s other equity interests (collectively, the “Voting Interests”) by granting the Company’s board of directors the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder. The Voting Interests include all shares of the Company’s common stock currently held by the Designating Parties, as well as any of the Company’s securities or other equity interests acquired by the Designating Parties in the future. Pursuant to the proxy granted by the Designating Parties, the Company’s board of directors are required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties. The proxy granted by the Designating Parties under the Restated Voting Agreement is irrevocable. In addition, the Restated Voting Agreement proxyholder may not be changed unless the Company receives the prior approval of The Nasdaq Stock Market LLC.

Under the Restated Voting Agreement, each of the Designating Parties further agreed not to purchase or otherwise acquire any shares of the Company’s capital stock or other equity securities, or any interest in any of the foregoing.

Once the Restated Voting Agreement becomes effective, it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, the Company’s common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Yaney’s death. For purposes of the agreement, a “Deemed Liquidation Event” means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party other than a transaction or series of transactions in which the holders of the Company’s voting securities outstanding immediately prior to such transaction or series of transactions retain, immediately after such transaction or series of transactions, as a result of the Company’s shares held by such holders prior to such transaction or series of transactions, a majority of the total voting power represented by the Company’s outstanding voting securities or such other surviving or resulting entity; (ii) a sale, lease or other disposition of all or substantially all of the Company’s or its subsidiaries’ assets taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; however, a Deemed Liquidation Event shall not include any transaction effected primarily to raise capital for the Company or a spin-off or similar divestiture of the Company’s product or SaaS business as part of reorganization of the Company approved by the Company’s board of directors.

2019 Equity Plan and Former Transaction Bonus Plan

Effective March 20, 2019, the Company established the Mohawk Group Holdings, Inc. 2019 Equity Plan (the “2019 Equity Plan”). All awards previously allocated under the Company’s Transaction Bonus Plan were terminated and subsequently replaced with grants under the 2019 Equity Plan. No expense or modification has been recorded from the replacement of the Transaction Bonus Plan as the total value and potential shares be granted under the plan were contingent on closing of the sale of the company or a Qualified IPO.

A total of 2,426,036 shares of the Company’s common stock have been reserved for issuance under the 2019 Equity Plan. On March 20, 2019, the Company issued, pursuant to the 2019 Equity Plan, an aggregate of 2,406,618 shares of restricted common stock to the former holders of Participation Units.

Recognizing that awards under the 2019 Equity Plan are intended to replace awards under the Transaction Bonus Plan, the Company’s board of directors has determined that the terms of awards to be granted under the 2019 Equity Plan shall, in general, match the terms of awards previously allocated under the Transaction Bonus Plan. Restricted shares granted under the 2019 Equity Plan shall vest in substantially equal installments on the 6th, 12th, 18th and 24th monthly anniversary of an initial public offering

Awards granted under the 2019 Equity Plan and not previously forfeited upon termination of service carry dividend and voting rights applicable to the Company’s common stock, irrespective of any vesting requirement.

Under ASC Topic 718, the Company expects to record stock-based compensation expense related to grants made under the 2019 Equity Plan over the vesting period when the contingency of an initial public offering is achieved.

Voting Agreement with Asher Delug

On April 12, 2019, the Company entered into a Voting Agreement with Asher Delug (the “Delug Voting Agreement”). The terms of the Delug Voting Agreement are substantially similar to the terms of the Restated Voting Agreement.

Under the Delug Voting Agreement, Mr. Delug agreed to relinquish his right to vote his shares of the Company’s capital stock, and any of the Company’s other equity interests (collectively, the “Delug Voting Interests”) by granting the Company’s board of directors the sole right to vote all of the Delug Voting Interests as Mr. Delug’s proxyholder. The Delug Voting Interests include all shares of the Company’s common stock currently held by Mr. Delug, as well as any of the Company’s securities or other equity interests acquired by Mr. Delug in the future. Pursuant to the proxy granted by Mr. Delug, the Company’s board of directors are required to vote all of the Delug Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than Mr. Delug. The proxy granted by Mr. Delug under the Delug Voting Agreement is irrevocable. In addition, the Delug Voting Agreement proxyholder may not be changed unless the Company receives the prior approval of The Nasdaq Stock Market LLC.

Under the Delug Voting Agreement, Mr. Delug further agreed not to purchase or otherwise acquire any shares of the Company’s capital stock or other equity securities, or any interest in any of the foregoing.

Once the Delug Voting Agreement becomes effective, it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, the Company’s common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Delug’s death. For purposes of the agreement, a “Deemed Liquidation Event” has the same meaning as in the Restated Voting Agreement.

***********

MOHAWK GROUP HOLDINGS, INC. AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts and Reserves

(All amounts in thousands)

Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Accounts Written Off or Deductions	Balance at End of Period
Year-ended December 31, 2017
Allowance for doubtful accounts	$465	$—	$—	$—	$465
Deferred tax valuation allowance	$3,729	$—	$4,161	$—	$7,890
Year-ended December 31, 2018
Allowance for doubtful accounts	$465	$—	$—	$465	$—
Deferred tax valuation allowance	$7,890	$—	$7,277	$—	$15,167

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share data)

	December 31, 2018	March 31, 2019
ASSETS
CURRENT ASSETS:
Cash	$20,029	$12,974
Accounts receivable—net	1,403	1,988
Inventory	30,552	33,883
Prepaid and other current assets	5,418	5,012

Total current assets	57,402	53,857
PROPERTY AND EQUIPMENT—net	268	190
OTHER NON-CURRENT ASSETS	337	337

TOTAL ASSETS	$58,007	$54,384

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Credit facility	$14,451	$20,148
Accounts payable	15,404	13,893
Accrued and other current liabilities	9,708	8,740

Total current liabilities	39,563	42,781
OTHER LIABILITIES	26	15
TERM LOANS	13,049	13,083

Total liabilities	52,638	55,879
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, par value $0.0001 per share—500,000,000 shares authorized and 11,534,190 shares outstanding at December 31, 2018; 500,000,000 shares authorized and 13,940,808 shares outstanding at March 31, 2019	1	1
Additional paid-in capital	76,348	77,848
Accumulated deficit	(71,020)	(79,409)
Accumulated other comprehensive income	40	65

Total stockholders’ equity (deficit)	5,369	(1,495)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$58,007	$54,384

See notes to condensed consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2018	2019
NET REVENUE	$14,316	$17,846
COST OF GOODS SOLD	10,849	11,175

GROSS PROFIT	3,467	6,671

OPERATING EXPENSES:
Research and development	1,123	1,163
Sales and distribution	8,793	9,274
General and administrative	2,206	3,366

TOTAL OPERATING EXPENSES:	12,122	13,803

OPERATING LOSS	(8,655)	(7,132)
INTEREST EXPENSE—net	558	1,212
OTHER EXPENSE (INCOME)—net	(42)	45

LOSS BEFORE INCOME TAXES	(9,171)	(8,389)
PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(9,171)	$(8,389)

Net loss per share, basic and diluted	$(1.07)	$(0.73)

Weighted-average number of shares outstanding, basic and diluted	8,575,950	11,534,190

See notes to condensed consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2018	2019
NET LOSS	$(9,171)	$(8,389)

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	58	25

Other comprehensive income	58	25

COMPREHENSIVE LOSS	$(9,113)	$(8,364)

See notes to condensed consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(Unaudited)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
BALANCE—December 31, 2017	8,575,950	$1	$47,393	$(39,197)	$(43)	$8,154

Net loss	—	—	—	(9,171)	—	(9,171)
Stock-based compensation	—	—	164	—	—	164
Other comprehensive income	—	—	—	—	58	58

BALANCE—March 31, 2018	8,575,950	$1	$47,557	$(48,368)	$15	$(795)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
BALANCE—December 31, 2018	11,534,190	$1	$76,348	$(71,020)	$40	$5,369

Net loss	—	—	—	(8,389)	—	(8,389)
Issuance of 2,406,618 of restricted common stock on March 20, 2019 (see Note 7)	2,406,618	—	—	—	—	—
Stock-based compensation	—	—	1,500	—	—	1,500
Other comprehensive income	—	—	—	—	25	25

BALANCE—March 31, 2019	13,940,808	$1	$77,848	$(79,409)	$65	$(1,495)

See notes to condensed consolidated financial statements.

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2018	2019
OPERATING ACTIVITIES:
Net loss	$(9,171)	$(8,389)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	67	55
Provision for sales returns	(5)	(38)
Amortization of deferred financing cost and debt discounts	107	305
Stock-based compensation	164	1,500
Other	62	57
Changes in assets and liabilities:
Accounts receivable	(1,258)	(585)
Inventory	2,290	(3,331)
Prepaid and other current assets	483	200
Accounts payable, accrued and other liabilities	(2,478)	(1,697)

Cash used in operating activities	(9,739)	(11,923)
INVESTING ACTIVITIES:
Purchase of fixed assets	—	(13)
Proceeds on sale of fixed assets	22	3

Cash provided by (used in) investing activities	22	(10)
FINANCING ACTIVITIES:
Borrowings from Mid Cap credit facility	14,065	19,184
Repayments from Mid Cap credit facility	(6,151)	(13,664)
Debt issuance costs from Mid Cap credit facility	(205)	(66)
Repayments from Mid Cap term loan	(336)	—
Debt issuance costs from Horizon term loan	—	(769)
Deferred offering costs	—	(44)
Capital lease obligation payments	(12)	(14)

Cash provided by financing activities	7,361	4,627
EFFECT OF EXCHANGE RATE ON CASH	(4)	1

NET CHANGE IN CASH AND RESTRICTED CASH FOR PERIOD	(2,360)	(7,305)
CASH AND RESTRICTED CASH AT BEGINNING OF PERIOD	5,797	20,708

CASH AND RESTRICTED CASH AT END OF PERIOD	$3,437	$13,403

RECONCILIATION OF CASH AND RESTRICTED CASH
CASH	$2,958	$12,974
RESTRICTED CASH—Prepaid and other assets	250	300
RESTRICTED CASH—Other non-current assets	229	129

TOTAL CASH AND RESTRICTED CASH	$3,437	$13,403

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$338	$628
Cash paid for taxes	$—	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Debt issuance costs not paid	$—	$22
Discount of debt relating to warrants issuance	$—	$—
Capital lease	$—	$—

See notes to condensed consolidated financial statements.

Mohawk Group Holdings, Inc.

Notes to condensed consolidated financial statements

FOR THE THREE MONTHS ENDED MARCH 31, 2018 and 2019 (Unaudited)

(In thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Mohawk Group Holdings, Inc. and subsidiaries (“Mohawk” or the “Company”) is a rapidly growing technology-enabled consumer products company that uses machine learning, natural language processing, and data analytics to design, develop, market and sell products. Mohawk predominately operates through online retail channels such as Amazon, eBay, and Walmart.

Headquartered in New York, Mohawk’s offices can be found in China, Canada and the United States.

Liquidity and Going Concern—The Company is an early-stage growth company. As a result, the Company is investing in launching new products, advancing its software, and its sales and distribution infrastructure to accelerate revenue growth and scale operations to support such growth. To fund this investment, the Company has incurred losses with the expectation that it will generate profitable revenue streams in the future. While management and the Company’s board of directors believes that the Company will eventually reach a scale where the growth of its product revenues will offset the continued investments required in launching new products, completing the development of its software, and its sales and distribution operations, they believe that the size and nascent stage of the Company’s target market justify continuing to invest in growth at the expense of short-term profitability.

In pursuit of the foregoing growth strategy, the Company incurred operating losses of $22.6 million and $29.4 million for the years ended December 31, 2017 and 2018, respectively, primarily due to the impact from its continued investment in launching new products, advancing its artificial intelligence software and building out its sales and distribution infrastructure. For the three months ended March 31, 2019, we incurred operating losses of $7.1 million. In addition, at December 31, 2017 and 2018, the Company had an accumulated deficit of $39.2 million and $71.0 million, respectively, cash on hand amounted to $5.3 million and $20.0 million at December 31, 2017 and 2018, respectively, total outstanding borrowings from lenders amounted to $10.3 million and $27.5 million at December 31, 2017 and 2018, respectively, and total available capacity on borrowings amounted to $5.6 million and $1.4 million at December 31, 2017 and 2018, respectively. Moreover, the Company has not had a sufficient track record of improvement of its operating cash outflows. As such, in the event that the Company is unsuccessful in its ability to continue to reduce its cash outflows or obtain additional financing if such reduction in cash outflows is not achieved, the Company would be unable to meet its obligations as they become due within one year from the date these condensed consolidated financial statements were issued. These negative financial conditions raise substantial doubt about the Company’s ability to continue as a going concern. As of March 31, 2019, the Company had accumulated deficit of $79.4 million, cash on hand of $13.0 million and total outstanding borrowing from lenders of $33.2 million with a total available capacity on borrowings amounted to $0.4 million.

Management plans to continue pursuing its growth strategy and fund its operations through additional external investment in the form of either equity or debt. In the past, the Company has successfully funded its losses to-date through three rounds of equity financing, beginning in July 2014 and continuing through its Series C financing round, which was completed in September 2018. As of December 31, 2018, the Company has raised over $72.6 million in equity financing to fund its operations. Further, in October 2017, the Company improved its working capital flexibility by securing a $30.0 million credit facility with Midcap Financial Trust (“Midcap”) and $7.0 million term loan and in November 2018, the Company exited the original credit facility with MidCap and entered into a new three-year $25.0 million revolving credit facility with MidCap, which can be increased, subject to certain conditions, to $50.0 million. Furthermore, on December 31, 2018, the Company entered into a new term loan agreement with Horizon Technology Finance Corporation (“Horizon”) obtaining a five-year

$15.0 million term loan and repaying the outstanding amount of MidCap’s term loan of approximately $4.9 million. While there can be no assurance that future investments in the Company’s equity or issuance of debt will occur, management believes its success in funding since inception will continue in the foreseeable future.

In addition, the Company’s financial forecast for the next 12 months includes revenue growth, margin expansion, a reduction of certain fixed costs, an improvement in inventory management, and reduction in operating cash deficit. In addition, management anticipates that the Company will not breach its financial covenant associated with its existing credit facility for the next twelve months. However, there can be no assurance that management’s forecast will be attained to maintain its liquidity to fund operations and/or maintain compliance with its covenants without future investments in the Company’s equity or issuance of debt from outside sources. In the event of a breach of the Company’s financial covenant under the credit facility, outstanding borrowings would become due on demand absent a waiver from the lender.

These condensed consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern and as such, include no adjustments that might be necessary in the event that the Company was unable to operate on this basis.

Reverse Stock Split

On May 24, 2019, the Company effected a one-for-3.9 reverse stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and as required by Regulation S-X, Rule 10-01. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to present fairly the financial position as of March 31, 2019, the results of operations and cash flows for the three months ended March 31, 2018 and 2019. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results to be expected for the full year.

The condensed consolidated balance sheet as of December 31, 2018 was derived from the Company’s audited consolidated financial statements. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements as of and for the year-ended December 31, 2018.

Use of Estimates—Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. The most significant estimates relate to the determination of fair value of the Company’s common stock and stock-based compensation. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Principles of Consolidation—The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Revenue Recognition—The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company derives its revenue from the sale of consumer products. The Company sells its products directly to consumers through online retail channels and through wholesale channels.

For direct to consumer sales, the Company considers customer order confirmations to be a contract with the customer. Customer confirmations are executed at the time an order is placed through third party online channels. For wholesale sales, the Company considers the customer purchase order to be the contract.

For all of the Company’s sales and distribution channels, revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment date. As a result, the Company has a present and unconditional right to payment and record the amount due from the customer in accounts receivable.

Revenue from consumer product sales is recorded at the net sales price (transaction price), which includes an estimate of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. The Company’s refund liability for sales returns was $0.3 million at each of December 31, 2018 and March 31, 2019, which is included in accrued liabilities and represents the expected value of the refund that will be due to its customers.

The Company evaluated principal versus agent considerations to determine whether it is appropriate to record platform fees paid to Amazon as an expense or as a reduction of revenue. Platform fees are recorded as sales and distribution expense and are not recorded as a reduction of revenue because it owns and controls all the goods before they are transferred to the customer. The Company can, at any time, direct Amazon and similarly with other 3rd party logistics providers (“Logistics Providers”), to return the Company’s inventory to any location specified by the Company. Any returns made by customers directly to Logistic Providers is the responsibility of the Company to make customers whole and the Company retains the back-end inventory risk. Further, the Company is subject to credit risk (i.e., credit card chargebacks), establishes prices of its products, can determine who fulfills the goods to the customer (Amazon or the Company) and can limit quantities or stop selling the goods at any time. Based on these considerations, the Company is the principal in this arrangement.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. A contract’s transaction price is recognized as revenue when the performance obligation is satisfied. Each of the Company’s contracts have a single distinct performance obligation, which is the promise to transfer individual goods.

For consumer product sales, the Company has elected to treat shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, the Company recognizes revenue for its single performance obligation related to product sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. The Company bills customers for charges for shipping and handling on certain sales and such charges are recorded as part of net revenue. Shipping and handling revenue for the three months ended March 31, 2018 and 2019 were less than $0.1 million and $0.1 million, respectively.

For each contract, the Company considers the promise to transfer products to be the only identified performance obligation. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled.

All of the Company’s revenues as reflected on the condensed consolidated statements of operations for the three months ended March 31, 2018 and 2019 are recognized at a point in time.

Sales taxes—Consistent with prior periods, sales taxes collected from customers are presented on a net basis and as such are excluded from net revenue.

Net Revenue by Category: The following table sets forth the Company’s net revenue disaggregated by sales channel and geographic region based on the billing addresses of its customers:

		Three Months Ended March 31, 2018
	Direct	Wholesale	Managed SaaS	Total
North America	$12,025	$2,112	$30	$14,167
Other	87	62	—	149

Total net revenue	$12,112	$2,174	$30	$14,316

		Three Months Ended March 31, 2019
	Direct	Wholesale	Managed SaaS	Total
North America	$17,029	$250	$533	$17,812
Other	34	—	—	34

Total net revenue	$17,063	$250	$533	$17,846

Net Revenue by Product Categories: The following table sets forth the Company’s net revenue disaggregated by product categories:

	Three Months Ended March 31,
	2018	2019
Cookware, kitchen tools and gadgets	$3,721	$2,039
Environmental appliances (i.e., dehumidifiers and air conditioners)	5,194	6,563
Hair appliances and accessories	1,130	1,074
Small home appliances	3,225	4,230
Portable projectors, speakers and headphones	316	76
Cosmetics, skincare, and heath supplements	2	3,167
All others	698	164

Total net product revenue	14,286	17,313
Managed SaaS	30	533

Total net revenue	$14,316	$17,846

Deferred offering costs—Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2018, there was $1.2 million of capitalized deferred offering costs in the condensed consolidated balance sheets. As of March 31, 2019, there was $2.0 million of deferred offering costs categorized in prepaids and other current assets in the condensed consolidated balance sheets.

Fair Value of Financial Instruments—The Company’s financial instruments, including net accounts receivable, accounts payable, and accrued and other current liabilities are carried at historical cost. At March 31, 2019, the carrying amounts of these instruments approximated their fair values because of their short-term nature. The term loans and credit facility are carried at amortized cost and at March 31, 2019, the carrying amount approximates fair value as the stated interest rate approximates market rates currently available to the Company. The Company’s financial instruments of cash and restricted cash consist of Level 1 assets at March 31, 2019. The Company’s cash and restricted cash was $13.4 million and included savings deposits and overnight investments at March 31, 2019.

Assets and liabilities recorded at fair value on a recurring basis in the condensed consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recent Accounting Pronouncements

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. The Company has elected to use this extended transition period until it is no longer an emerging growth company or until it affirmatively and irrevocably opts out of the extended transition period. As a result, the Company’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Adopted Accounting Standards

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) (“ASU 2016-18”). ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash and restricted cash. Therefore, amounts generally described as restricted cash should be included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. ASU 2016-18 requires retrospective application for all periods presented and as a result the Company has recasted its condensed statement of cash flows for the three months ended March 31, 2018 to reflect the adoption of ASU 2016-18, which was implemented on January 1, 2019.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting,” which provides guidance on the various types of changes which would trigger modification accounting for share-based payment awards. In summary, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The amendments are applied prospectively to awards modified on or after the adoption date. The new guidance was adopted on January 1, 2019 with no material impact on the condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. This ASU is effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) (“ASU 2018-02”). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Act on items within accumulated other comprehensive income (loss). The guidance will be effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

On August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. The amendments in this ASU are the result of a broader disclosure project called FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. This ASU is effective for all annual reporting periods beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting, which expands the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. This ASU is effective for all annual reporting periods beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

3.	INVENTORY

Inventory consisted of the following as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
Inventory on-hand	$24,595	$31,221
Inventory in-transit	5,957	2,662

Inventory	$30,552	$33,883

All of the Company’s Inventory on-hand is held either with Amazon or the Company’s other third-party warehouses. The Company does not have any contractual right of returns with its contract manufacturers. The Company’s Inventory on-hand held by Amazon is approximately $6.1 million and $6.3 million as of December 31, 2018 and March 31, 2019, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consisted of the following as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
Prepaid inventory	$2,284	$1,549
Restricted cash	550	300
Deferred offering costs	1,218	2,012
Other	1,366	1,151

Prepaid and other current assets	$5,418	$5,012

5.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
Accrued compensation costs	$2,585	$2,940
Accrual for deferred financing fees	936	113
Accrued professional fees and consultants	484	91
Accrued logistics costs	1,424	1,394
Product related accruals	1,042	1,122
Sales tax payable	707	709
Sales return reserve	322	284
Accrued recall liability	1,512	1,504
All other accruals	696	583

Accrued and other current liabilities	$9,708	$8,740

The Company sponsors, through its professional employer organization provider, a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. Currently, the Company does not match nor make any contributions to the 401(k) plan.

Recall

In April 2018, the Company retained outside counsel to assist it in evaluating a safety issue related to certain hair dryers that it imported and sold through its subsidiaries between 2014 and 2018 (the “Xtava Allure Hair Dryer”). The Company had received communications directly from consumers and identified online reviews of overheating or fires associated with these hair dryers. The Company sold approximately 170,000 net units from the introduction of the product in 2015 through its discontinuance in the first quarter of 2018 totaling approximately $6.2 million in net revenue.

In May 2018 the Company’s board of directors approved a voluntary recall of the Xtava Allure Hair Dryer. In June 2018, the Company filed an application for a voluntary recall with the US Consumer Product Safety Commission (“CPSC”) pursuant to Section 15(b) of the Consumer Product Safety Act (“CPSA”). The Company has received approval from the CPSC to provide consumers with replacement units and publicly announced the recall on August 15, 2018. The Company estimates it will incur approximately $1.6 million in costs related to the recall for procurement, manufacturing, fulfillment and delivery to consumers who apply and qualify for the recall costs. The Company also estimates it will incur legal and other expenses of approximately $0.4 million related to the recall which will be expensed as incurred. The Company has also incurred and settled all but one consumer legal matter related to Xtava Allure Hair Dryer for insignificant amounts. The Company believes the remaining legal matter will be settled for an insignificant amount. As of March 31, 2019, the remaining recall liability was $1.5 million.

Pursuant to the CPSC and the guidelines set forth by the CPSA, a company may be subject to a late reporting investigation when a recall is announced. If a company is deemed to be a late reporter upon investigation by the CPSC, it may be subject to penalties. The Company believes it is likely that the CPSC will launch a discovery process to understand if a late reporting penalty is warranted. The investigation would evaluate a number of statutory and regulatory factors in determining a penalty amount, such as the severity of the risk of injury, the occurrence or absence of injury, the appropriateness of such penalty in relation to the size of the business and other factors. As of the date of issuance of this report, the Company believes it has met all the appropriate reporting requirements. If the Company is determined to have violated the reporting guidelines a penalty may be material to the condensed consolidated financial statements. If CPSC seeks significant civil penalties for late reporting, the Company intends to vigorously defend itself. As of the date of the issuance of these condensed consolidated financial statements the Company cannot reasonably estimate what, if any, penalties for potential late reporting may be levied.

6.	CREDIT FACILITY AND TERM LOANS

Credit facility and term loans consisted of the following as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
Mid Cap Credit facility	$16,455	$21,975
Less: deferred debt issuance costs	(1,960)	(1,787)
Less discount associated with issuance of warrants	(44)	(40)

Total Mid Cap credit facility	$14,451	$20,148

Horizon Term loan	$15,000	$15,000
Less: deferred debt issuance costs	(1,022)	(1,046)
Less discount associated with issuance of warrants	(929)	(871)

Total Horizon term loan	13,049	13,083
Less-current portion	—	—

Term loan-non current portion	$13,049	$13,083

Midcap Credit Facility and Term Loan

On October 16, 2017, the Company entered into a three-year $15.0 million revolving credit facility (“Credit Facility”) with Midcap pursuant to a Credit and Security Agreement. The Credit Facility can be, subject to certain conditions, increased to $30.0 million. Loans under the Credit Facility are determined based on percentages of its eligible accounts receivable and eligible inventory. The Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. The Company is required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The Credit Facility contains certain financial covenants that require the Company to maintain minimum liquidity targets and other ratios starting in October 2018. The Company incurred approximately $1.2 million in debt issuance costs, which has been offset against the debt and will be expensed over the three years.

As part of the Credit and Security Agreement entered into on October 16, 2017, the Company also obtained a three-year $7.0 million term loan (“Term Loan”) with MidCap. The Term Loan bears interest at LIBOR plus 9.75% for outstanding borrowings and payments on principal are made on a monthly basis. The maturity date of the Term Loan is October 2020.

In October 2017, in connection with the Mid Cap Credit Facility and Term Loan agreement, MGI issued warrants to purchase 139,194 shares of its B-1 Preferred Shares at an exercise price of $5.029 per share. In connection with the Merger, the warrants became exercisable for 44,871 shares of the Company’s common stock at an exercise price of $15.60 per share. The warrants are currently exercisable and expire ten years from the date of issuance. The Company utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.1 million, which has been recorded as a debt discount against the Mid Cap Credit Facility and Term Loan.

On November 23, 2018, the Company exited the Credit Facility with MidCap and entered into a new three-year $25.0 million revolving credit facility (“New Credit Facility”) with MidCap. The New Credit Facility can be increased, subject to certain conditions, to $50.0 million. Loans under the New Credit Facility are determined based on percentages of the Company’s eligible accounts receivable and eligible inventory. The New Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. The Company is required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The New Credit Facility contains a minimum liquidity financial covenant that requires the Company to maintain a minimum of $5.0 million in cash on hand or availability in the New Credit Facility. In 2018, the Company incurred approximately $1.3 million in debt issuance costs which has been offset against the debt and will be expensed over the three years. Unamortized debt issuance costs of $0.7 million, relating to the previous Credit Facility, will be amortized in accordance with the terms of the New Credit Facility. As of December 31, 2018, there was $16.5 million outstanding on the Credit Facility and an available balance of approximately $1.4 million. As of March 31, 2019, there was $22.0 million outstanding on the Credit Facility and an available balance of approximately $0.4 million. The Company was in compliance with the financial covenants contained within the New Credit Facility.

The Company recorded interest expense from the credit facilities of approximately $0.3 million and $0.7 million for the three months ended March 31, 2018 and 2019, respectively, which included $0.1 million and $0.2 million relating to debt issuance costs, respectively.

The Company recorded interest expense from the Term Loan of less than $0.2 million for the three months ended March 31, 2018, which included less than $0.1 million relating to debt issuance costs.

On December 31, 2018, the Company repaid the Term Loan with MidCap for $4.9 million as part of the entering into a new term loan with Horizon Technology Finance Corporation, including $0.1 million of a prepayment penalty.

Horizon Term Loan

On December 31, 2018, the Company entered into a new term loan agreement with Horizon. As part of the agreement, the Company obtained a five-year $15.0 million term loan (“Horizon Term Loan”). The Horizon Term Loan bears interest at 9.90% plus the amount by which one-month LIBOR (or, if LIBOR is no longer widely used or available, a successor benchmark rate, which successor rate shall be applied in a manner consistent with market practice, or if there is no consistent market practice, such successor rate shall be applied in a manner reasonably determined by Horizon) exceeds 2.50% for outstanding borrowings and payments on principal are made on a monthly basis. The maturity date of the Horizon Term Loan is January 2023. The Horizon Term Loan contains minimum required EBITDA financial covenants that require the Company to achieve EBITDA of certain amounts based on the amount that the Company is permitted to borrow under the New Credit Facility (the “Revolving Line Indebtedness Cap”). The Horizon Loan Agreement also contains a cash collateral covenant that requires the Company to maintain a cash collateral account with an amount based on the Revolving Line Indebtedness Cap.

In connection with the Horizon Term Loan agreement, the Company issued warrants to purchase 76,923 shares of its common stock at an exercise price of $15.60 per share. The warrants are exercisable and expire ten years from the date of issuance. The Company utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.9 million, which has been recorded as a debt discount against the Horizon Term Loan.

The Company incurred approximately $1.0 million in debt issuance costs which has been offset against the debt and will expense over the five years.

The Credit Facility and Horizon Term Loan contain a minimum liquidity covenant that requires the Company to maintain at minimum $5.0 million in unrestricted cash at all times, subject to increases based on amounts drawn. Further, there are additional covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries to (i) incur, assume or guarantee additional indebtedness; (ii) pay dividends or redeem or repurchase capital stock; (iii) make other restricted payments; (iv) incur liens; (v) redeem debt that is junior in right of payment to the notes; (vi) sell or otherwise dispose of assets, including capital stock of subsidiaries; (vii) enter into mergers or consolidations; and (viii) enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications.

As of March 31, 2019, there was $15.0 million outstanding on the Horizon Term Loan and the Company was in compliance with the financial covenants contained within the loan. The Company recorded interest expense from the Term Loan of $0.5 million for the three months ended March 31, 2019, which included less than $0.1 million relating to debt issuance costs.

Interest expense, net

Interest expense, net consisted of the following for the three months ended March 31, 2018 and 2019:

	March 31, 2018	March 31, 2019
Interest expense	$559	$1,213
Interest income	(1)	(1)

Total Interest expense, net	$558	$1,212

7.	STOCK-BASED COMPENSATION

The Company has two equity plans:

2014 Amended and Restated Equity Incentive Plan

MGI’s board of directors adopted, and MGI’s stockholders approved, the Mohawk Group, Inc. 2014 Equity Incentive Plan on June 11, 2014. On March 1, 2017, MGI’s board of directors adopted, and MGI’s stockholders approved, an amendment and restatement of the 2014 Equity Incentive Plan (as amended, the “Mohawk 2014 Plan”). As of March 31, 2019, options to purchase an aggregate of 346,624 shares of the Company’s common stock were outstanding and no shares were reserved for awards available for future issuance under the Mohawk 2014 Plan. Notwithstanding the foregoing, the Mohawk 2014 Plan will continue to govern outstanding awards granted thereunder.

2018 Equity Incentive Plan

The Company’s board of directors adopted the Mohawk Group Holdings, Inc. 2018 Equity Incentive Plan (the “Mohawk 2018 Plan”) on October 11, 2018. The Company’s Mohawk 2018 Plan has not been approved by its stockholders. As of March 31, 2019, options to purchase 1,490,971 shares of the Company’s common stock were outstanding and 240,406 shares were available for future under the Mohawk 2018 Plan.

Options granted to date generally vest over a four-year period with 25% of the shares underlying the options vesting on the first anniversary of the vesting commencement date with the remaining 75% of the shares vesting on a pro-rata basis over the succeeding thirty-six months, subject to continued service with the Company through each vesting date. Options granted are generally exercisable for up to 10 years subject to continued service with the Company.

During the three months ended March 31, 2019, the only activity relating to stock options was the cancellation of options to purchase an aggregate of 30,152 shares of common stock with a weighted average exercise price of $7.37. Stock-based compensation expense for options granted was $0.2 million and $1.5 million for the three months ended March 31, 2018 and 2019, respectively.

As of March 31, 2019, the total unrecognized compensation expense related to unvested options was $16.6 million, which the Company expects to recognize over an estimated weighted average period of 2.5 years.

The Company did not grant any options during the three months ended March 31, 2019.

2019 Equity Plan and Former Transaction Bonus Plan

Effective March 20, 2019, the Company established the Mohawk Group Holdings, Inc. 2019 Equity Plan (the “2019 Equity Plan”). A total of 2,426,036 shares of the Company’s common stock have been reserved for issuance under the 2019 Equity Plan. On March 20, 2019, the Company issued, pursuant to the 2019 Equity Plan, an aggregate of 2,406,618 shares of restricted common stock to the former holders of Participation Units. Restricted shares granted under the 2019 Equity Plan shall vest in substantially equal installments on the 6th, 12th, 18th and 24th monthly anniversary of an initial public offering. Awards granted under the 2019 Equity Plan and not previously forfeited upon termination of service carry dividend and voting rights applicable to the Company’s common stock, irrespective of any vesting requirement. Under ASC Topic 718, the Company expects to record stock-based compensation expense related to grants made under the 2019 Equity Plan over the vesting period when the contingency of an initial public offering is achieved.

9.	RELATED PARTY TRANSACTION

Yaney Voting Agreement

Restated Voting Agreement

On March 13, 2019, the Voting Agreement by and among MV II, LLC, Dr. Larisa Storozhenko, Mr. Maximus Yaney, Mr. Delug and the Company was restated.

Under the Restated Voting Agreement, each of MV II, LLC, Dr. Larisa Storozhenko and Mr. Yaney (collectively, the “Designating Parties”) agreed to relinquish the right to vote their shares of the Company’s capital stock, and any of the Company’s other equity interests (collectively, the “Voting Interests”) by granting the Company’s board of directors the sole right to vote all of the Voting Interests as the Designating Parties’ proxyholder. The Voting Interests include all shares of the Company’s common stock currently held by the Designating Parties, as well as any of the Company’s securities or other equity interests acquired by the Designating Parties in the future. Pursuant to the proxy granted by the Designating Parties, the Company’s board of directors are required to vote all of the Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than the Designating Parties. The proxy granted by the Designating Parties under the Restated Voting Agreement is irrevocable. In addition, the Restated Voting Agreement proxyholder may not be changed unless the Company receives the prior approval of The Nasdaq Stock Market LLC.

Under the Restated Voting Agreement, each of the Designating Parties further agreed not to purchase or otherwise acquire any shares of the Company’s capital stock or other equity securities, or any interest in any of the foregoing.

Once the Restated Voting Agreement becomes effective, it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, the Company’s common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Yaney’s death. For purposes of the agreement, a “Deemed Liquidation Event” means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party other than a transaction or series of transactions in which the holders of the Company’s voting securities outstanding immediately prior to such transaction or series of transactions retain, immediately after such transaction or series of transactions, as a result of the Company’s shares held by such holders prior to such transaction or series of transactions, a majority of the total voting power represented by the Company’s outstanding voting securities or such other surviving or resulting entity; (ii) a sale, lease or other disposition of all or substantially all of the Company’s or its subsidiaries’ assets taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; however, a Deemed Liquidation Event shall not include any transaction effected primarily to raise capital for the Company or a spin-off or similar divestiture of the Company’s product or SaaS business as part of reorganization of the Company approved by the Company’s board of directors.

On April 12, 2019, the Company entered into a Voting Agreement with Asher Delug. See Subsequent Event Note 12.

10.	NET LOSS PER SHARE

Basic net loss per share is determined by dividing net loss by the weighted average shares of common stock outstanding during the period. Diluted net loss per share is determined by dividing net loss by diluted weighted average shares outstanding. Diluted weighted average shares reflects the dilutive effect, if any, of potentially dilutive common shares, such as common stock options calculated using the treasury stock method and convertible notes using the “if-converted” method. In periods with reported net operating losses, all common stock options are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

The Company’s restricted stock is entitled to receive dividends and hold voting rights applicable to the Company’s common stock, irrespective of any vesting requirement. Accordingly, although the vesting commences upon the elimination of the contingency, the restricted stock is considered a participating security and the Company is required to apply the two-class method to consider the impact of the restricted stock on the calculation of basic and diluted earnings per share. The Company is currently in a net loss position and is therefore not required to present the two-class method; however, in the event the Company is in a net income position, the two-class method must be applied by allocating all earnings during the period to common shares and restricted stock.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Three Months Ended March 31,
	2018	2019
Net loss	$(9,171)	$(8,389)
Weighted-average number of shares used in computing net loss per share, basic and diluted	8,575,950	11,534,190
Net loss per share, basic and diluted	$(1.07)	$(0.73)

11.	COMMITMENT AND CONTINGENCIES

Legal Proceedings—The Company is party to various actions and claims arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s condensed consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate risk. However, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s condensed consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

12.	SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to March 31, 2019 through May 10, 2019, the date the condensed consolidated financial statements were originally available to be issued and through the re-issuance date May 24, 2019.

Voting Agreement with Asher Delug

On April 12, 2019, the Company entered into a Voting Agreement with Asher Delug (the “Delug Voting Agreement”). The terms of the Delug Voting Agreement are substantially similar to the terms of the Restated Voting Agreement.

Under the Delug Voting Agreement, Mr. Delug agreed to relinquish his right to vote his shares of the Company’s capital stock, and any of the Company’s other equity interests (collectively, the “Delug Voting Interests”) by granting the Company’s board of directors the sole right to vote all of the Delug Voting Interests as Mr. Delug’s proxyholder. The Delug Voting Interests include all shares of the Company’s common stock currently held by Mr. Delug, as well as any of the Company’s securities or other equity interests acquired by Mr. Delug in the future. Pursuant to the proxy granted by Mr. Delug, the Company’s board of directors are required to vote all of the Delug Voting Interests in direct proportion to the voting of the shares and equity interests voted by all holders other than Mr. Delug. The proxy granted by Mr. Delug under the Delug Voting Agreement is irrevocable. In addition, the Delug Voting Agreement proxyholder may not be changed unless the Company receives the prior approval of The Nasdaq Stock Market LLC.

Under the Delug Voting Agreement, Mr. Delug further agreed not to purchase or otherwise acquire any shares of the Company’s capital stock or other equity securities, or any interest in any of the foregoing.

Once the Delug Voting Agreement becomes effective, it will continue until the earlier to occur of (a) a Deemed Liquidation Event unless, immediately upon such Deemed Liquidation Event, the Company’s common stock is and remains listed on The Nasdaq Stock Market LLC, or (b) Mr. Delug’s death. For purposes of the agreement, a “Deemed Liquidation Event” has the same meaning as in the Restated Voting Agreement.

***********

Mohawk Group Holdings, Inc.

Common Stock

PROSPECTUS

Roth Capital Partners	A.G.P.

National Securities Corporation

You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the Securities and Exchange Commission. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have materially changed since those dates.

Until                , 2019 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by Mohawk Group Holdings, Inc. (the “Registrant”), other than underwriting discounts and commissions, in connection with the offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Capital Market fee.

SEC registration fee	$7,434
Financial Industry Regulatory Authority, Inc. fee	9,700
Nasdaq Capital Market fee	75,000
Printing and engraving expenses	298,207
Legal fees and expenses	2,083,623
Accounting fees and expenses	1,635,000
Transfer agent and registrar fees and expenses	3,000
Miscellaneous fees and expenses	38,036
Total	$4,150,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation, which will become effective immediately prior to the closing of the offering, provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s amended and restated bylaws, which will become effective immediately prior to the closing of the offering, provide that the Registrant will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s amended and restated bylaws also provide that the Registrant will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of the Registrant to procure a judgment in the Registrant’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or on behalf of such Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless, and only to the extent, that a court determines, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified to the fullest extent permitted by law by the Registrant against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the completion of the offering, the Registrant expects to enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require the Registrant, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require the Registrant to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions.

The Registrant’s amended and restated bylaws will provide that the Registrant may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Registrant will obtain prior to the closing of the offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since its incorporation in March 2018 the Registrant has issued the following securities (after giving effect to the 1-for-3.9 reverse stock split effected on May 24, 2019) that were not registered under the Securities Act:

(1) On March 26, 2018, the Registrant issued and sold an aggregate of 897,435 shares of common stock at a price of $0.00039 per share to accredited investors for aggregate gross proceeds of approximately $350.

The issuance of shares of the Registrant’s common stock in the above transaction was not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC.

(2) On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among the Registrant, MGH Merger Sub, Inc. and Mohawk Group, Inc. (“Mohawk Opco”), as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary the Registrant (the “Merger”). The Merger became effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.31310798 shares of the Registrant’s common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for 0.2564103 shares of the Registrant’s common stock and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase 0.2564103 shares of the Registrant’s common stock and retained the exercise price per share of $15.60. As a result, an aggregate of 10,636,755 shares of the Registrant’s common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares and warrants to purchase 44,871 shares of the Registrant’s common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. In addition, pursuant to the Merger Agreement, options to purchase 302,911 shares of Mohawk Opco’s common stock issued and outstanding immediately prior to the closing of the Merger with a weighted average exercise price of $7.49 were assumed and exchanged for options to purchase 369,885 shares of the Registrant’s common stock with a weighted average exercise price of $6.16.

The issuance of shares of the Registrant’s common stock and options to purchase shares of the Registrant’s common stock to holders of Mohawk Opco’s capital stock and options in connection with the Merger was not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC. Of the 10,636,755 shares of the Registrant’s common stock issued to holders of Mohawk Opco’s capital stock, (1) 10,630,919 shares of the Registrant’s common stock were issued to 208 stockholders, each of which was an “accredited investor” as defined in Rule 501(a) under the Securities Act (the “Accredited Stockholders”), and (2) 5,836 shares of the Registrant’s common stock were issued to six stockholders (the “Other Stockholders”). The shares of the Registrant’s common stock were issued to (1) the Accredited Investors pursuant to Rule 506(b) of Regulation D promulgated by the SEC, and (2) the Other Stockholders pursuant to Section 4(a)(2) of the Securities Act. Each of the Other Stockholders received an information statement regarding the Merger, Mohawk Opco and the Registrant prior to the issuance of the Registrant’s common stock.

(3) On September 4, 2018, the Registrant issued warrants to purchase an aggregate of 196,364 shares of its common stock with an exercise price of $15.60 per share to certain accredited investors as consideration for providing certain placement agent services to Mohawk Opco.

The issuance of shares of the Registrant’s common stock and warrants in the above transaction was not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC.

(4) On December 31, 2018, the Registrant issued warrants to purchase an aggregate of 76,923 shares of its common stock with an exercise price of $15.60 per share to Horizon Technology Finance Corporation as part of a loan agreement.

The issuance of the warrants to purchase shares of the Registrant’s common stock in the above transaction was not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC.

(5) From the date of the closing of the Merger through the filing date of this registration statement, the Registrant granted to certain of its directors, officers, employees, consultants and other service providers options to purchase an aggregate of 1,547,938 shares of its common stock under its 2018 Equity Incentive Plan with an exercise price of $9.72 per share.

The issuance of the options to purchase shares of the Registrant’s common stock pursuant to the above was not registered under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

(6) On March 20, 2019, the Registrant issued an aggregate of 2,406,618 restricted shares of the Registrant’s common stock to certain of its directors, officers, employees, consultants and other service providers pursuant to the Registrant’s 2019 Equity Plan.

The issuance of the restricted shares of the Registrant’s common stock pursuant to the above was not registered under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

(7) On May 17, 2019, the Registrant issued an aggregate of 88,548 restricted shares of the Registrant’s common stock to certain of its directors, officers, employees, consultants and other service providers pursuant to the Registrant’s 2019 Equity Plan.

The issuance of the restricted shares of the Registrant’s common stock pursuant to the above was not registered under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)

Exhibits. See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference:

(b)	Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts and Reserves

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1†	Certificate of Incorporation, as currently in effect.

3.2†	Certificate of Correction of Certificate of Incorporation, dated April 4, 2018.

3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.4†	Bylaws, as currently in effect.

3.5	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.

3.6	Certificate of Amendment to Certificate of Incorporation, dated May 24, 2019.

4.1	Form of Common Stock Certificate.

4.2+†	Form of Registration Rights Agreement, dated as of April 6, 2018, among Mohawk Group Holdings, Inc. and the purchasers party thereto.

4.3†	Warrant to Purchase Stock, issued to MidCap Financial Trust on September 4, 2018.

4.4†	Form of Warrant, issued to Katalyst Securities LLC and its assigns on September 4, 2018.

4.5†	Form of Warrant, issued to Horizon Technology Finance Corporation on December 31, 2018.

4.6†	Amendment No. 1 to Registration Rights Agreement, dated as of March 2, 2019, among Mohawk Group Holdings, Inc. and the investors party thereto.

4.7*	Form of Underwriters’ Warrant.

5.1	Opinion of Paul Hastings LLP.

10.1#	Form of Indemnification Agreement.

10.2#†	2014 Amended and Restated Equity Incentive Plan.

10.3#†	Form of Stock Option Grant Notice and Form of Stock Option Agreement (2014 Amended and Restated Equity Incentive Plan).

10.4#†	2018 Equity Incentive Plan.

10.5#†	Form of Notice of Stock Option Grant and Form of Stock Option Award Agreement (2018 Equity Incentive Plan).

10.6+†	Amended and Restated Credit and Security Agreement, dated November 23, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on Annex B thereto, MidCap Funding X Trust, individually as a Lender, and as Agent, and the financial institutions or other entities from time to time parties thereto.

10.7+†	Omnibus Amendment No. 1 to Amended and Restated Credit and Security Agreement and Agreement No. 2 to Pledge Agreement, dated as of December 31, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on the signature pages thereto, MidCap Funding X Trust, as agent, and the Lenders party thereto.

10.8+†	Venture Loan and Security Agreement and form of Note issued thereunder, dated December 31, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc. and their subsidiaries from time to time party thereto and Horizon Technology Finance Corporation as a Lender and Collateral Agent.

Exhibit Number	Description

10.9#†	Transaction Bonus Plan.

10.10#+†	Employment Agreement, dated May 14, 2018, by and between Mohawk Group, Inc. and Joseph Risico.

10.11#+†	Employment Agreement, dated January 1, 2016, by and between Mohawk Group, Inc. and Mihal Chaouat-Fix.

10.12#†	Independent Contractor Agreement, dated July 1, 2017, by and between Mohawk Group, Inc. and Fabrice Hamaide.

10.13#+†	Employment Agreement, dated August 15, 2018, by and between Mohawk Group, Inc. and Peter Datos.

10.14#†	Employment Agreement, dated April 1, 2015, by and between Mohawk Group, Inc. and Yaniv Sarig.

10.15#†	Independent Contractor Agreement, dated August 14, 2017, by and between Mohawk Group, Inc. and Tomer Pascal.

10.16#+†	Employment Agreement, dated November 27, 2018, by and between Mohawk Group, Inc. and Roi Zahut.

10.17#†	Mohawk Group Holdings, Inc. 2019 Equity Plan.

10.18#†	Form of Notice of Grant of Restricted Shares and Form of Restricted Share Award Agreement (Mohawk Group Holdings, Inc. 2019 Equity Plan).

10.19†	Restated Voting Agreement, dated March 13, 2019, by and among MV II, LLC, Maximus Yaney, Larisa Storozhenko and Mohawk Group Holdings, Inc.

10.20†	Voting Agreement, dated April 12, 2019, by and between Mohawk Group Holdings, Inc. and Asher Delug.

10.21†	Amendment No. 2 to Amended and Restated Credit and Security Agreement, dated as of March 29, 2019, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on the signature pages thereto, MidCap Funding IV Trust, as agent, and the Lenders party thereto.

10.22	Amendment No. 3 to Amended and Restated Credit and Security Agreement, dated as of May 13, 2019, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on the signature pages thereto, MidCap Funding IV Trust, as agent, and the Lenders party thereto.

21.1†	List of Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Paul Hastings LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included on the signature page to this Registration Statement).

99.1†	Consent of Greg Petersen to be named as director.

99.2	Consent of Amy von Walter to be named as director.

*	To be filed by amendment.
†	Previously filed.
#	Indicates management contract or compensatory plan.
+

Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 2019.

MOHAWK GROUP HOLDINGS, INC.

By:	/s/ Yaniv Sarig
Yaniv Sarig
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yaniv Sarig Yaniv Sarig	President, Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2019

/s/ Fabrice Hamaide Fabrice Hamaide	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	May 24, 2019

* Asher Delug	Director	May 24, 2019

* Stephen Liu, M.D.	Director	May 24, 2019

*By:	/s/ Yaniv Sarig
Yaniv Sarig
Attorney-in-Fact